12027456

BEHRINGERHARVARD
SHORT-TERM OPPORTUNITY FUND I LP

2011 Annual Report



Hotel Palomar
Dallas, Texas

Dear Investor,

In 2011, Behringer Harvard Short-Term Opportunity Fund I LP continued to be impacted by the challenging economic, capital markets, and real estate conditions of recent years. As we managed through the difficult marketplace following the 2008 collapse in the real estate sector, we had anticipated a quicker recovery than we have seen. Although we saw some encouraging signs of improvement in 2010 and early 2011, the remainder of the year represented a step backward as we dealt with the adverse effects of the Eurozone crisis, fragile domestic and world economies, lack of progress in deficit reduction, and the lack of readily available investment capital. Asset classes that have been particularly hard hit during the downturn are condominium projects and single-family lot developments—assets in which the Fund invested prior to the recession.

Committed to Maximizing Value

As we have previously reported, the Fund is in its disposition phase and is in the process of selling assets and returning as much capital as possible to investors over approximately the next two years. As we divest these assets, the associated debt must first be repaid before any remaining proceeds can be returned. Given the deterioration in real estate values in recent years, we do not expect that investors will fully recover their original $10 per unit investment in the Fund. But, we are firmly focused and committed to maximizing the value of the Fund's assets for our investors. Since inception, the Fund has paid $2.12 per unit in total distributions, including regular and special distributions.

Asset Dispositions

During 2011, we disposed of several assets and their associated debt. In June 2011, we sold the Landmark I and II office buildings for $16.2 million and used the proceeds to fully satisfy the debt associated with these buildings by negotiating a discounted pay off with the lender. We structured this sale transaction such that the Fund retained a promoted interest in these buildings, which provides the potential for the fund to share in the future growth in value created by the new owners. Similarly, in December 2011 we sold the 5050 Quorum office building for $6.8 million while retaining a promoted interest, and negotiated a discounted note payoff for the amount of the sales proceeds. While both properties were generating good leasing activity, the Fund did not have the available capital to execute the associated tenant improvements and leasing commission obligations. Thus, it was in the best interests of investors to find partners who could execute the lease-up plan and create a situation in which the Fund still retained the ability to achieve value. In December 2011, we sold the Bretton Woods residential development for $2.3 million and used the proceeds to fully satisfy the debt associated with this property. Also in 2011, to conserve cash, the Fund allowed lenders to take possession of two properties, Plaza Skillman (which previously had been placed into receivership) and Melissa Land, since they were no longer economically viable.

Decline in Estimated Value Per Unit

During the year, several factors combined to reduce the Fund's estimated per-unit value to $0.40 as of December 29, 2011, from $6.46 in the prior year's valuation:

- Because the Fund is a self-liquidating program, its valuation naturally declines as assets are disposed or are no longer counted in the valuation analysis. Accordingly, the assets disposed during 2011 were not included in the valuation as of December 29, 2011.
- The recession has reduced rents and lowered values across a broad spectrum of asset classes and the relative lack of available capital to finance acquisitions has removed a significant number of potential buyers from the marketplace. As the Fund has sold assets, the sales prices have been less than originally expected and we have been forced to lengthen our holding period before selling.
- Due to the collapse of the condominium market, as we were completing the construction of Palomar Residences and were under construction at Cassidy Ridge in Telluride, these developments have not achieved our original underwriting projections. As a result, the loans associated with these projects are in default. Because these loans are recourse to the Fund, their deficiencies must be incorporated into the estimated valuation, resulting in a negative value of $15.5 million between the two properties. Were the lender to take possession of these properties, without the deficiencies, the Fund's estimated valuation would improve.
- Current valuation methodology does not assign value to promoted interests, such as we have on Landmark I and II and 5050 Quorum. While we believe the Fund may see future value as a result of future increases in the values of these buildings, such future value is not included in the 2011 estimated valuation.

As required by the partnership agreement, the valuation methodology values assets as if they are to be sold at a specific point in time, regardless of the nominal longer term value we may obtain. We continue to believe the ultimate value of the portfolio will be greater than the current estimated valuation.

Dedication to Our Investors

Behringer Harvard remains committed to Short-Term Opportunity Fund I LP. Since 2007, Behringer Harvard entities have loaned the Fund $37.3 million, of which $25.3 million has been forgiven and $12.0 million remains outstanding. The sponsor has also waived or directly paid an additional $15.3 million in operating costs, fees, and accrued interest for the Fund. Behringer Harvard entities will never recover this $40.6 million, or $3.76 per unit, demonstrating our resolve as we wind down the Fund in a manner that generates the most value for investors.

Sincerely,

Robert M. Behringer
Co-General Partner and Chairman
Behringer Harvard Advisors II LP

Michael J. O'Hanlon
President and Chief Executive Officer
Behringer Harvard Advisors II LP, Co-General Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number: 000-51291

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(866) 655-1620**

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Units of limited partnership interest

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.45 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the registrant's limited partnership interests, the aggregate market value of limited partnership interests held by nonaffiliates of the registrant as of June 30, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) was $70,008,877, assuming a market value of $6.48 per unit of limited partnership interest.

As of March 19, 2012, the registrant had 10,803,839 units of limited partnership interest outstanding.

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

FORM 10-K
Year Ended December 31, 2011

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include discussion and analysis of the financial condition of Behringer Harvard Short-Term Opportunity Fund I LP (which may be referred to herein as the "Partnership," "we," "us," or "our") and our subsidiaries, including our ability to rent space on favorable terms, to address our debt maturities and to fund our liquidity requirements, the value of our assets, our anticipated capital expenditures, the amount and timing of anticipated future distributions to our unitholders, the estimated per unit value of our limited partnership units and other matters. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution unitholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- adverse market and economic challenges experienced by the U.S. economy or real estate industry as a whole and the local economic conditions in the markets in which our properties are located;
- the availability of cash flow from operating activities for distributions and capital expenditures;
- our level of debt and the terms and limitations imposed on us by our debt agreements;
- the availability of credit generally, and any failure to refinance or extend our debt as it comes due or a failure to satisfy the conditions and requirements of that debt;
- the need to invest additional equity in connection with debt refinancings as a result of reduced asset values and requirements to reduce overall leverage;
- future increases in interest rates;
- impairment charges;
- our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
- conflicts of interest arising out of our relationships with our advisor and its affiliates;
- changes in the level of financial assistance or support provided by our sponsor or its affiliates; and
- unfavorable changes in laws or regulations impacting our business or our assets.

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results except as required by applicable law. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

Cautionary Note

The representations, warranties and covenants made by us in any agreement filed as an exhibit to this Annual Report on Form 10-K are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to or with any other parties. Moreover, these representations, warranties or covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

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PART I

Item 1. Business.

General Description of Business

We are a limited partnership formed in Texas on July 30, 2002. Our general partners are Behringer Harvard Advisors II LP ("Behringer Advisors II") and Robert M. Behringer (each a "General Partner" and collectively the "General Partners"). We were funded through capital contributions from our General Partners and initial limited partner on September 20, 2002 (date of inception) and offered our limited partnership units pursuant to a public offering which commenced on February 19, 2003 and terminated on February 19, 2005 (the "Offering"). The Offering was a best efforts continuous offering, and we admitted new investors until the termination of the Offering. As of December 31, 2011, we had 10,803,839 limited partnership units outstanding. Our limited partnership units are not currently listed on a national exchange, and we do not expect any public market for the units to develop.

We have used the proceeds from the Offering, after deducting offering expenses, to acquire interests in twelve properties, including seven office building properties (one of which has been converted to a data center), one shopping/service center, a hotel redevelopment with an adjoining condominium development, two development properties and undeveloped land. As of December 31, 2011, four of the twelve properties we acquired remain in our portfolio. As of December 31, 2011, we wholly owned two properties, and we owned interests in two properties through separate limited partnerships or joint venture arrangements. We are not currently seeking to purchase additional properties for our portfolio.

Our Agreement of Limited Partnership, as amended (the "Partnership Agreement"), provides that we will continue in existence until the earlier of December 31, 2017 or termination of the Partnership pursuant to the dissolution and termination provisions of the Partnership Agreement.

Our office is located at 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, and our toll-free telephone number is (866) 655-1620. The name Behringer Harvard is the property of Behringer Harvard Holdings, LLC ("Behringer Holdings") and is used by permission.

Liquidity and Capital Resources

The effects of the recent economic downturn have caused us to reconsider our strategy for certain of our properties where we believe the principal balance of the debt encumbering the property exceeds the value of the asset under current market conditions. In those cases where we believe the value of a property is not likely to recover in the near future, we believe there are more effective uses for our capital, and as a result we may cease making debt service payments on certain property level debt, resulting in defaults or events of default under the related loan agreements. We are in active negotiations with certain lenders to refinance or restructure debt in a manner that we believe is the best outcome for us and our unitholders and expect that some loans may be resolved through a discounted purchase or payoff of the debt and, in certain situations, other loans may be resolved by negotiating agreements conveying the properties to the lender.

Our cash and cash equivalents were $3.3 million at December 31, 2011. Our principal demands for funds in the next twelve months and beyond will be for the payment of costs associated with lease-up of available space at our operating properties, Partnership operating expenses and for the payment of recurring debt service, further principal paydowns and reserve requirements on our outstanding indebtedness as required by our lenders. As a result of current economic and market conditions, our ability to continue as a going concern is dependent on the willingness and ability of our General Partners or their affiliates to provide us with sources of liquidity and our ability to resolve our current debt maturities. Although we have had to extend beyond our original target life of three to five years after the end of the Offering, we are designed to be self-liquidating and thus not intended to continue as a long-term going concern. During the year ended December 31, 2011, Behringer Advisors II or its affiliates waived reimbursement of administrative services, asset management fees and reimbursement of operating expenses totaling $4.1 million, of which $3.7 million is classified as a capital contribution from our General Partners on our consolidated statement of equity (deficit). During the year ended December 31, 2010, Behringer Advisors II or its affiliates waived reimbursement of administrative expenses, asset management fees and reimbursement of operating expenses totaling $7.5 million, of which $7.0 million is classified as capital contributions from our General Partners on our consolidated statement of equity (deficit). In addition, Behringer Harvard Holdings, LLC ("Behringer Holdings" or our "Sponsor"), forgave $2.8 million of principal borrowings and all accrued interest thereon under a loan agreement, which was also accounted for as a capital contribution by our General Partners

We signed a long-term full building lease that began October 1, 2011 at 1221 Coit Road which totals approximately 20% of the rentable square feet in our office and data center properties and we continue to negotiate with prospective tenants regarding unleased space at 250/290 John Carpenter. Our current business plan calls for us to fund our liquidity requirements from proceeds from the disposition of properties and borrowings, however, as a result of current economic conditions, our ability to do so is subject to certain factors beyond our control. In addition, we may also seek to raise capital by contributing one or more of our existing assets to a joint venture with a third party. Investments in joint ventures, under certain circumstances, involve risks not present when a third party is not involved. Our ability to successfully identify, negotiate, and complete joint venture transactions on acceptable terms or at all is highly uncertain in the current economic environment.

We continue to prepare and assess properties for potential sale. In order to provide additional liquidity for the execution of our current business plan, we disposed of a number of our investments in 2011 and have identified additional investments for disposition in 2012. On December 16, 2011, we sold 5050 Quorum for a contract sales price of $6.8 million. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the property, resulting in a gain on troubled debt restructuring of approximately $4.8 million which is included in discontinued operations. On June 30, 2011, we sold Landmark I and Landmark II (collectively, "Landmark I and II"). Proceeds from the sale of Landmark I and II of $16.2 million were used to fully satisfy the existing indebtedness associated with the property of $21 million, resulting in a gain on troubled debt restructuring of $4.9 million which is included in discontinued operations on our consolidated statements of operations for the year ended December 31, 2011. The sale contract for each of 5050 Quorum and Landmark I and II provide that we retain a promoted interest in distributable cash related to the buildings, meaning that we would share in the profits and cash flows of these properties once a certain threshold has been met. Additionally, on December 16, 2011 we sold Bretton Woods, which was comprised of constructed luxury homes and developed land lots, to an unaffiliated third party for a sales price of $2.3 million and all of the proceeds were used to fully satisfy the existing indebtedness associated with the property. In addition, we are currently negotiating a new contract for the sale of 250/290 John Carpenter Freeway which contains approximately 539,000 rentable square feet In some instances, to preserve cash, it may be in the best interests of unit holders to allow lenders to take possession of certain properties when they are no longer economically viable, such as Plaza Skillman, which was placed into receivership in October 2010 and transferred to the associated lender pursuant to a foreclosure in July 2011, and Melissa Land, on which the lender foreclosed in December 2011. As a result of our current liquidity needs and unstable credit market conditions limiting available resources through additional borrowings for a closed-end, finite life fund, we may have to sell a property under terms that are less than advantageous than we could achieve with a longer holding period. However, there can be no assurance these future dispositions will occur, or, if they occur, that they will help us to achieve our liquidity objectives.

Of our $123.7 million in notes payable at December 31, 2011, $52.6 million has matured and is subsequently in default and an additional $50.9 million is scheduled to mature in the next twelve months. As of December 31, 2011, of our $123.7 million in notes payable, $111.3 million was secured by properties and $101.3 million was recourse to us. We continue to negotiate with the lenders to refinance or restructure the loans. We currently expect to use proceeds from the disposition of properties and additional borrowings to continue making our scheduled debt service payments on certain properties until the maturity dates of the loans are extended, the loans are refinanced or the outstanding balance of the loans is completely paid off. There is no guarantee that we will be able to refinance our borrowings with more or less favorable terms or extend the maturity dates of such loans. In the event that any of the lenders demanded immediate payment of an entire loan balance, we would have to consider all available alternatives, including transferring legal possession of the relevant property to the lender. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding our debt.

The preparation of financial statements of a going concern generally contemplates realization of assets and settlement of liabilities in the normal course of business. The conditions and events described above raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result should we be unable to continue as a going concern. Our current plans are to use proceeds from the disposition of properties and additional borrowings to make payments on our outstanding debt until the maturity dates of the loans are extended, the loans are refinanced or the outstanding balance of the loans is completely paid off, pay for on-going capital needs, fund operations and, if available, make special distributions to our unitholders. For property-related loans that have matured, we are negotiating discounted loan payoffs or the transfer of the relevant property to the lender.

As is usual for opportunity style real estate programs, we are structured as a finite life vehicle with the intent to full cycle by selling off our assets. Although we have extended beyond our original target life, as previously reported, we have entered into our disposition phase and we are in the process of selling our assets and winding up operations over approximately the next two years, with the goal of returning capital to our investors. As is typical in the commercial real estate industry, the original purchases of the portfolio properties were financed using leverage. Thus, as these dispositions are made, the associated debt on the properties must first be repaid before any remaining proceeds are returned to investors. Presently, given the continued challenges in the real estate markets, we do not expect that investors will fully recover their original $10 per unit investment. Since inception, we have paid $2.12 per unit in total distributions, including both recurring monthly and special distributions.

Market Outlook

During 2011, the U.S. economy faced one of its most volatile periods as the economy was interrupted by domestic and international economic events. The year began with a view toward global and domestic recoveries, particularly in the U.S. in advance of quantitative easing from the U.S. Federal Reserve. This optimism was soon overcome as the Japanese earthquake disrupted world-wide industrial supply chains, the political unrest in the Middle East led to higher energy and commodity prices and finally the European debt crisis appeared to threaten international debt markets in a Lehman-like collapse. Growth in the economy was further shaken during the prolonged U.S. debt ceiling debate and the downgrade of the U.S. government's credit rating in late summer. However, global and domestic markets were surprisingly resilient and by the fourth quarter a number of signs pointed once again to a modest recovery in the U.S. economy. Leading the improvements were fourth quarter results for GDP, job creation, unemployment claims, consumer spending and manufacturing indicators. While these improvements are still modest and the European debt crisis still remains not fully resolved, the end result is the economy appears to be similarly positioned for slow to moderate growth at the end of 2011 as it was at the beginning of the year.

Our primary objectives will be to continue to preserve capital, as well as sustain and enhance property values, while continuing to focus on the disposition of our properties. Our ability to dispose of our properties will be subject to various factors, including the ability of potential purchasers to access capital debt financing. If we are unable to sell a property when we determine to do so, it could have a significant adverse effect on our cash flows and results of operations. Given the disruptions in the capital markets and the current lack of available credit, our ability to dispose of our properties may be delayed, or we may receive lower than anticipated returns. In addition, a more prolonged economic downturn could negatively affect our ability to attract and retain tenants.

Three of our four remaining real estate assets are located in Texas, all of which are located in the Dallas-Fort Worth metropolitan area. We have a data center that is 100% leased under a long-term lease and we continue to work towards leasing our 250/290 John Carpenter building which was 18% leased at December 31, 2011. We did not experience any significant tenant defaults resulting in the loss of material rental income during the year ended December 31, 2011. Additionally, as it relates to the hotel within our portfolio, Smith Travel Research indicates that the national overall occupancy rate for hospitality properties in the United States rose from 53.5% in the fourth quarter of 2010 to 60.1% in the fourth quarter of 2011. The national overall Average Daily Rate ("ADR") also rose from $98.25 in the fourth quarter of 2010 to $101.64 in the fourth quarter of 2011. The hotel industry is expected to see continued modest growth in 2012.

Unit Valuation

Our Partnership Agreement requires that our General Partners annually provide our limited partners with an estimate of the amount a holder of limited partnership units would receive if our properties were sold at their fair market values as of the close of the fiscal year, and the proceeds from the sale of the properties (without reduction for selling expenses), together with other funds of the Partnership, were distributed in a liquidation. As of December 31, 2010, our General Partners estimated a value of $6.48 per limited partnership unit.

On December 29, 2011 Behringer Advisors II, our co-general partner, adopted a new estimated value per limited partnership unit of $0.40 per unit. As part of the valuation process, and as required by the Partnership Agreement, the General Partner obtained the opinion of an independent third party, Robert A. Stanger & Co., Inc. ("Stanger"), that the estimated valuation was reasonable and was prepared in accordance with appropriate methods for valuing real estate. Stanger, founded in 1978, is a nationally recognized investment banking firm specializing in real estate, REITs and direct participation programs such as ours.

Stanger's opinion was expressed from a financial point of view and was subject to various limitations. Stanger relied on information provided by the General Partner without independent verification and did not perform appraisals, did not inspect the properties or review engineering or structural studies, environmental studies, and did not make independent local market inquiries. Stanger relied on information from the General Partner regarding lease terms and the physical condition and capital expenditure requirements of each property. Please see Item 5. "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" for additional information regarding our most recent estimated unit valuation.

Disposition Policies

We believe it makes economic sense to sell properties in today's market in certain instances, such as when the value of the in-place cash flows from existing tenants is stable, predictable and attractive to potential buyers, when the property has limited or no equity with a near-term debt maturity, or when the equity in a property can be redeployed in the portfolio in order to achieve better returns or strategic goals. Therefore, we will evaluate each real property in which we have invested until such time as sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that such objectives will not be met. We will also consider factors such as potential capital appreciation, cash flow and federal income tax considerations, including possible adverse federal income tax consequences to our limited partners, the current state of the general economy and whether waiting to dispose of a property will allow us to realize additional value for our limited partners. Our General Partners may exercise their discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our termination on December 31, 2017, or earlier if our General Partners determine to liquidate us, or, if investors holding a majority of the units vote to liquidate us in response to a formal proxy to liquidate. Instead of causing us to liquidate, our General Partners, in their sole discretion, may determine to offer to limited partners the opportunity to convert their units into interests in another public real estate program sponsored by our General Partners or their affiliates, through a plan of merger, plan of exchange or plan of conversion, provided that the transaction is approved by holders of such percentage of units as determined by our General Partners, but not less than a majority and excluding those units held by our General Partners and their affiliates. If such an opportunity is provided to our limited partners, it may involve the distribution to limited partners of freely traded securities that are listed on a securities exchange.

Cash flow from operations will not be invested in the acquisition of new properties. However, our General Partners may determine not to distribute net sales proceeds if such proceeds are:

- held as working capital reserves; or
- used to make improvements to existing properties.

Thus, we are intended to be self-liquidating in nature.

We will not pay, directly or indirectly, any commission or fee, except as specifically permitted under Article XII of our Partnership Agreement, to our General Partners or their affiliates in connection with the distribution of proceeds from the sale, exchange or financing of our properties.

Although not required to do so, we will generally seek to sell our real estate properties for cash. We may, however, accept terms of payment from a buyer that include purchase money obligations secured by mortgages as partial payment, depending upon then-prevailing economic conditions customary in the area in which the property being sold is located, credit of the buyer and available financing alternatives. Some properties we sell may be sold on an installment basis under which only a portion of the sale price will be received in the year of sale, with subsequent payments spread over a number of years. In such event, our full distribution of the net proceeds of any sale may be delayed until the notes are paid, sold or financed.

Borrowing Policies

We have used debt secured by real estate as a means of providing additional funds for the acquisition and development of properties. By operating on a leveraged basis, we have had more funds available for investment in properties and other investments. This has enabled us to make more investments than would otherwise be possible, resulting in a more diversified portfolio. Most of our borrowings are on a recourse basis to us, meaning that the liability for repayment is not limited to any particular asset. Furthermore, the use of leverage brings with it the risk of default on the mortgage payments and a subsequent foreclosure of a particular property.

There is no limitation on the amount we may invest in any single improved property or other asset or on the amount we can borrow for the purchase of any single property or other investment. According to our Partnership Agreement, the total amount of indebtedness that may be incurred by us cannot exceed at any time the sum of (1) 85% of the aggregate purchase price of all of our properties that have not been refinanced, plus (2) 85% of the aggregate fair value of all of our refinanced properties as determined by the lender on the date of refinancing. We expect, but cannot assure that, at any time, the total amount of indebtedness incurred will not exceed 75% of our aggregate asset value.

We will refinance our properties during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage or when an existing mortgage matures. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements and an increase in property ownership if refinancing proceeds are reinvested in real estate.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with our General Partners and their affiliates, including conflicts related to the arrangements pursuant to which our General Partners and their affiliates will be compensated by us. All of our agreements and arrangements with our General Partners and their affiliates, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts of interest in our transactions with our General Partners and their affiliates are described below.

Our General Partners are Robert M. Behringer and Behringer Advisors II. Mr. Behringer owns a controlling interest in Behringer Holdings, a Delaware limited liability company that indirectly owns all of the outstanding equity interests of Behringer Advisors II, our property managers and Behringer Securities LP ("Behringer Securities"), the dealer manager for the Offering. Mr. Behringer, Robert S. Aisner, Robert J. Chapman, Gerald J. Reihsen, III, Gary S. Bresky and M. Jason Mattox are executive officers of Harvard Property Trust, LLC ("HPT"), the sole general partner of Behringer Advisors II, and Behringer Securities. In addition, Messrs. Behringer, Reihsen, Bresky and Mattox are executive officers of Behringer Securities.

Because we were organized and will be operated by our General Partners, conflicts of interest will not be resolved through arm's-length negotiations but through the exercise of our General Partners' judgment consistent with their fiduciary responsibilities to the limited partners and our investment objectives and policies. For a description of some of the risks related to these conflicts of interest, see the Item 1A. "Risk Factors" section of this Annual Report on Form 10-K. For a discussion of the conflict resolution policies, see the Item 13. "Certain Relationships and Related Transactions and Director Independence" section of this Annual Report on Form 10-K.

Interests in Other Real Estate Programs

Our General Partners and their affiliates are general partners, executive officers or directors of other Behringer Harvard programs, including real estate programs that have investment objectives similar to ours, and we expect that they will organize other such programs in the future. Our General Partners and such affiliates have legal and financial obligations with respect to these other programs that are similar to their obligations to us. As general partners, they may have contingent liabilities for the obligations of other programs structured as partnerships, as well as our obligations, which, if such obligations were enforced against them, could result in substantial reduction of their net worth.

Other Activities of Our General Partners and Their Affiliates

We rely on our General Partners and their affiliates for the day-to-day operation of our business. As a result of their interests in other Behringer Harvard programs and the fact that they have also engaged and will continue to engage in other business activities, our General Partners and their affiliates will have conflicts of interest in allocating their time between us and other Behringer Harvard programs and other activities in which they are involved. In addition, our Partnership Agreement does not specify any minimum amount of time or level of attention that our General Partners must devote to us. However, our General Partners believe that they and their affiliates have sufficient personnel to discharge fully their responsibilities to all of the Behringer Harvard programs and other ventures in which they are involved.

In no event may we:

- make loans to our General Partners or any of their affiliates; or
- enter into agreements with our General Partners or their affiliates for the provision of insurance covering us or any of our properties, except under the limited circumstances permissible under the NASAA Guidelines.

Competition in Leasing Properties

Conflicts of interest will exist to the extent that we own properties in the same geographic areas where properties owned by our General Partners, their affiliates or other Behringer Harvard programs are located. In such a case, a conflict could arise in the leasing of our properties in the event that we and another Behringer Harvard program were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of properties in the event that we and another Behringer Harvard program were to attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we or our affiliates managing properties on our behalf seek to employ developers, contractors or building managers, and other circumstances. Our General Partners will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, our General Partners will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that there may be differing compensation arrangements established for employees at different properties or differing terms for resale or leasing of the various properties.

Affiliated Property Managers

Our properties are managed and leased by HPT Management Services LLC, Behringer Harvard Short-Term Management Services, LLC or Behringer Harvard Real Estate Services, LLC, our affiliated property managers, or their affiliates (individually or collectively referred to as "Property Manager"). The agreements with our Property Manager expired in June 2010, but automatically extended for successive seven year terms. We can terminate the agreements only in the event of gross negligence or willful misconduct on the part of the Property Manager or upon sale of the property. HPT Management Services LLC and Behringer Harvard Real Estate Services, LLC also serve, and will continue to serve, as property manager for properties owned by affiliated real estate programs, some of which may be in competition with our properties. Management fees to be paid to our Property Manager are based on a percentage of the rental income received by the managed properties.

Regulations

Our investments are subject to various federal, state and local laws, ordinances and regulations, including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest.

Significant Tenants

As of December 31, 2011, two tenants accounted for 10% or more of our aggregate annual rental revenues from our consolidated properties. Avelo Mortgage, a subsidiary of Goldman Sachs, accounted for approximately $2 million or 43% of our aggregate rental revenue for the year ended December 31, 2011 under a lease that expires August 2018. Internap Network Services Corp (a leader in the data center service industry), accounted for approximately $0.5 million or 11% of our rental revenues for the year ended December 31, 2011 under a lease that expires in June 2022.

Leasing

Our portfolio of office and data center properties was approximately 35% percent leased at December 31, 2011. We are continuing marketing efforts to re-lease all of our vacant spaces quickly and at terms that are favorable to us. We signed a long-term full building lease that began October 1, 2011 at 1221 Coit Road which represents approximately 19% of the current rentable square feet in our office and data center properties.

Employees

We have no employees. Affiliates of Behringer Advisors II and other affiliates of Behringer Holdings perform a full range of real estate services for us, including property management, accounting, legal, asset management and investor relations.

We are dependent on our affiliates for services that are essential to us, including disposition decisions, property management and leasing services and other general and administrative responsibilities. In the event that these companies are unable to provide these services to us, we would be required to obtain such services from other sources.

Financial Information About Industry Segments

Our current business consists only of owning, managing, operating, leasing, developing, and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment, and, accordingly, we do not report segment information.

Available Information

We electronically file an annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission ("SEC"). Copies of our filings with the SEC may be obtained from the web site maintained for us by our advisor at *http://www.behringerharvard.com* or at the SEC's web site at *http://www.sec.gov*. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Form 10-K.

Item 1A. Risk Factors.

Risks Related to an Investment in Behringer Harvard Short-Term Opportunity Fund I LP

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. The occurrence of any of the risks discussed below could have a material adverse affect on our business, financial condition, results of operations and ability to pay distributions to our unitholders.

There is no public trading market for our units, therefore it will be difficult for limited partners to sell their units.

There is no public trading market for our units, and we do not expect one to ever develop. Our Partnership Agreement restricts our ability to participate in a public trading market or anything substantially equivalent to one by providing that any transfer that may cause us to be classified as a publicly traded partnership as defined in Section 7704 of the Internal Revenue Code shall be deemed void and shall not be recognized by us. Because classification of the Partnership as a publicly traded partnership may significantly decrease the value of the units, our General Partners intend to use their authority to the maximum extent possible to prohibit transfers of units that could cause us to be classified as a publicly traded partnership. For these reasons, it will be difficult for our limited partners to sell their units.

Our units have limited transferability and lack liquidity.

Except for certain intra-family transfers, limited partners are limited in their ability to transfer their units. Our Partnership Agreement and certain state regulatory agencies have imposed restrictions relating to the number of units limited partners may transfer. Accordingly, it will be difficult for limited partners to sell their units promptly or at all. Limited partners may not be able to sell their units in the event of an emergency, and if they are able to sell their units, they may have to sell them at a substantial discount. It is also likely that the units would not be accepted as the primary collateral for a loan.

Robert M. Behringer and Robert S. Aisner have dominant roles in determining what is in our best interests, and therefore we will not have the benefit of independent consideration of issues affecting our Partnership operations.

Mr. Behringer is one of our general partners. Our other general partner is Behringer Advisors II. Behringer Advisors II is managed by its general partner, HPT, for which Mr. Behringer serves as Chairman and sole manager and Mr. Aisner serves as Vice Chairman. Therefore, Mr. Behringer and Mr. Aisner have dominant roles in determining what is in the best interests of us and our limited partners. Since no persons other than Mr. Behringer and Mr. Aisner have any direct control over our management, we do not have the benefit of independent consideration of issues affecting our Partnership operations. Therefore, Mr. Behringer and Mr. Aisner alone will determine the propriety of their own actions, which could result in a conflict of interest when they are faced with any significant decision relating to our Partnership affairs.

The prior performance of real estate investment programs sponsored by affiliates of our General Partners may not be an indication of our future results.

Investors should not rely upon the past performance of other real estate investment programs sponsored by Mr. Behringer, our individual general partner, or his affiliates, to predict our future results. To be successful in this market, we must, among other things:

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and
- continue to build and expand our operations structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause investors to lose all or a portion of their investment.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered.

Our success depends to a significant degree upon the continued contributions of certain key personnel of the general partner of Behringer Advisors II and HPT, who would be difficult to replace. Although HPT has employment agreements with its key personnel, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with HPT or us. If any of HPT's key personnel were to cease employment, our operating results could suffer. We believe that our future success depends, in large part, upon HPT's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure limited partners that HPT will be successful in attracting and retaining such skilled personnel. Further, our General Partners intend to establish strategic relationships with firms that have special expertise in certain services or as to real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete. We cannot assure limited partners that our General Partners will be successful in attracting and retaining such relationships. If we lose or are unable to obtain the services of key personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our strategies could be delayed or hindered.

Our General Partners have a limited net worth, consisting of assets that are not liquid, which may adversely affect the ability of our General Partners to fulfill their financial obligations to us.

The net worth of our General Partners consists primarily of interests in real estate, retirement plans, partnerships and closely-held businesses. Accordingly, the net worth of our General Partners is illiquid and not readily marketable. This illiquidity, and the fact that our General Partners have commitments to other Behringer Harvard programs, may adversely affect the ability of our General Partners to fulfill their financial obligations to us.

Our rights and the rights of our limited partners to recover claims against our General Partners are limited.

Our Partnership Agreement provides that our General Partners will have no liability for any action or failure to act that the General Partners in good faith determine was in our best interests, provided their action or failure to act did not constitute negligence or misconduct. As a result, we and our limited partners may have more limited rights against our General Partners than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our General Partners in some cases.

Our units are generally not suitable for IRAs and other retirement plans subject to ERISA.

Because our intended operations will likely give rise to unrelated business taxable income ("UBTI"), our units are generally not an appropriate investment vehicle for IRAs and retirement plans subject to ERISA.

Risks Related to Our Business in General

Recent market disruptions have impacted and may continue to adversely impact many aspects of our operating results and operating condition.

The financial and real estate markets have undergone pervasive and fundamental disruptions. The disruptions have had and may continue to have an adverse impact on the availability of credit to businesses, generally, and real estate in particular, and have resulted in and could lead to further weakening of the U.S. and global economies. Our business is affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. Availability of debt financing secured by commercial real estate has declined as a result of tightened underwriting standards. These conditions have and may continue to materially affect the value of our investment properties and will likely continue to affect our ability to pay distributions, the availability or the terms of financing that we have or may anticipate utilizing, and our ability to make principal and interest payments on, or refinance, any outstanding debt when due. These challenging economic conditions will also continue to impact the ability of certain of our tenants to enter into new leasing transactions on terms acceptable to us or satisfy rental payments under existing leases. Specifically, the current conditions have had, or similar conditions existing in the future may continue to have, the following consequences:

- the financial condition of our tenants, which may include financial, legal and other professional firms, may be adversely affected, which results in us having to increase concessions, reduce rental rates or make capital improvements in order to maintain occupancy levels or to negotiate for reduced space needs, which could result in a decrease in our occupancy levels;
- significant job losses in the financial and professional services industries have occurred and may continue to occur, which may decrease demand for our office space and result in lower occupancy levels, which could result in decreased revenues and which could diminish the value of our properties, which depends in part upon the cash flow generated by our properties;
- credit spreads for major sources of capital may continue to widen as interest rates could increase due to inflationary expectations, resulting in an increased cost for debt financing;
- a further reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity, reduce the loan to value ratio upon which lenders are willing to lend, and result in difficulty refinancing our debt;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- the value of some of our properties has likely decreased below the amounts we paid for them, which may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
- the value and liquidity of our short-term investments and cash deposits could be reduced as a result of the dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors; and
- one or more counterparties to our derivative financial instruments, if any, could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our investments. Further, in light of the current economic conditions, we cannot provide assurance that we will be able to resume regular distributions in the future.

We have incurred indebtedness and other borrowings, which may increase our business risks.

We have acquired and developed real properties by using either existing financing or borrowing new funds. In addition, we have incurred or increased our debt by obtaining loans secured by some or all of our real properties. We have incurred debt on a particular real property if we believe the property's projected cash flow is sufficient to service the mortgage debt. Incurring debt increases the risk of loss since defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan which is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to pay distributions to our limited partners will be adversely affected. Our approach to investing in properties utilizing leverage in order to accomplish our investment objectives may present more risks to investors than comparable real estate programs which have a longer intended duration and which do not utilize borrowing to the same degree.

Our indebtedness adversely affects our financial health and operating flexibility.

At December 31, 2011, we had notes payable of approximately $123.7 million in principal amount, of which $111.3 million was secured by properties and $101.3 million was guaranteed by us. As a result of this indebtedness, we are required to use a material portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other purposes.

Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences to us and the value of our units, regardless of our ability to refinance or extend our debt, including:

- limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business plan or other purposes;
- limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service our debt;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in governmental regulation;
- limiting our ability to fund capital expenditures, tenant improvements and leasing commissions; and
- limiting our ability or increasing the costs to refinance our indebtedness.

In addition, a breach of the financial and operating covenants in our debt agreements could cause a default and accelerate payment, which could have a material adverse effect on our financial condition.

We may not be able to refinance or repay our indebtedness.

We have debt that we may not be able to refinance or repay. As of December 31, 2011, approximately $103.5 million of principal payments, which includes scheduled debt maturities and monthly principal payments, has matured or is scheduled to mature in the next twelve months. We will face significant challenges refinancing our current debt on acceptable terms if at all due to (1) reduced values of our investments, (2) limited cash flow from operations, (3) our debt level, (4) the cost and terms of new or refinanced indebtedness and (5) material changes in lending parameters, including lower loan-to-value standards. Our indebtedness also requires us to use a material portion of our cash flow to service principal and interest, which limits the cash flow available for other business expenses or opportunities.

Further, we may not have the funds necessary to repay our debt as it matures. Failure to refinance or extend our debt as it comes due, or a failure to satisfy the conditions and requirements of that debt, could result in an event of default. We have experienced, and may continue to experience, defaults or events of default with respect to our existing indebtedness, which has required us to either restructure the debt in a way that is supported by the underlying asset values of the properties collateralizing the debt or to purchase or pay off the debt at a discount. In situations where we are not able to restructure the debt or to purchase or pay off the debt at a discount, we may have to transfer the underlying property to the lender. We can provide no assurance that, with respect to any other indebtedness that we may be unable to repay, we will be able to restructure that debt or to purchase or pay off that debt at a discount, which could result in lenders accelerating that debt or foreclosing on the related property. If our debt is accelerated, the value of our assets may not be sufficient to repay the debt in full. If we are unable to refinance or repay our debt as it comes due and maintain sufficient cash flow, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, even if we are able to obtain extensions on our existing debt, those extensions may include operational and financial covenants significantly more restrictive than the covenants on existing indebtedness. Any extensions will also require us to pay certain fees to, and expenses of, our lenders. Any fees and cash flow restrictions will affect our ability to fund our ongoing operations.

Recent disruptions in the financial markets and adverse economic conditions could adversely affect our ability to secure debt financing on attractive terms and dispose of our properties and have affected the value of our investments.

The commercial real estate debt markets have recently experienced volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market. Credit spreads for major sources of capital widened significantly as investors have demanded a higher risk premium. This resulted in lenders increasing the cost for debt financing. An increase in the overall cost of borrowings, either by increases in the index rates or by increases in lender spreads, may result in our investment operations generating lower overall economic returns and a reduced level of cash flow. We expect this potential impact to be more pronounced upon refinancing any fixed rate indebtedness. As a result of current economic conditions, potential purchasers may be unable to obtain financing on acceptable terms. In addition, the recent dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (1) has led to a decline in real estate values generally; (2) slowed real estate transaction activity; (3) reduced the loan to value upon which lenders are willing to extend debt; and (4) resulted in difficulty in refinancing debt as it becomes due. If the current debt market environment persists, it may be difficult for us to refinance our debt coming due.

Further, the recent market volatility will likely make the valuation of our investment properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties that could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, and we may be required to recognize impairment charges, which will reduce our reported earnings.

The pervasive and fundamental disruptions that the global financial markets have undergone have led to extensive and unprecedented governmental intervention. Such intervention has, in certain cases, been implemented on an "emergency" basis, suddenly and substantially eliminating market participants' ability to continue to implement certain strategies or manage the risk of their outstanding positions. In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty, which in itself has been materially detrimental to the efficient functioning of the markets, as well as previously successful investment strategies. Legislators continue to propose new restrictions affecting moratoriums on loan payments, limits on the ability of lenders to enforce loan provisions, including the collection of interest at rates agreed upon in the loan documents and involuntary modifications of loan agreements. It is impossible to predict what, if any, additional interim or permanent governmental restrictions may be imposed or the effect of such restrictions on us and our results of operations. There is likely to be increased regulation of the financial markets.

If debt is unavailable at reasonable rates, we may not be able to refinance our properties.

When we place debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties, and our income could be reduced. If this occurs, it may prevent us from borrowing more money.

The aggregate amount we may borrow is limited under our Partnership Agreement, which may hinder our ability to secure additional funding when it is needed.

Our Partnership Agreement limits the aggregate amount we may borrow to the sum of (1) with respect to loans insured, guaranteed or provided by the federal government or any state or local government or agency, 100% of the aggregate purchase price of all of our properties which have not been refinanced plus 100% of the aggregate fair market value of all of our refinanced properties and (2) with respect to other loans, the sum of 85% of the aggregate purchase price of all of our properties which have not been refinanced plus 85% of the aggregate fair market value of all of our refinanced properties. That limitation could have adverse business consequences such as: (1) causing operational problems if there are cash flow shortfalls for working capital purposes; and (2) resulting in the loss of a property if, for example, financing is necessary to repay a default on a mortgage.

Future financing could be impacted by negative capital market conditions.

Recently, the U.S. credit markets and the sub-prime residential mortgage market experienced severe dislocations and liquidity disruptions. Sub-prime mortgage loans have experienced increasing rates of delinquency, foreclosure and loss. These and other related events have had a significant impact on the capital markets associated not only with sub-prime mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also with the U.S. housing, credit and financial markets as a whole. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Our ability to borrow funds to refinance current debt, including any financing provided by our Sponsor, could be adversely affected by our inability to secure permanent financing on reasonable terms, if at all.

The distributions we have paid are not necessarily indicative of our current or future operating results and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay distributions at any particular level.

There are many factors that can affect the availability and timing of distributions to limited partners. Distributions will be based principally on cash available from our properties, real estate securities and other investments. We expect to distribute net cash from operations and net proceeds from the sales of properties to limited partners. However, our General Partners, in their discretion, may defer fees payable by us to the General Partners, allowing for more cash to be available to us for distribution to our limited partners. In addition, our General Partners may make supplemental payments to us or our limited partners, or otherwise support our operations to the extent not prohibited under the NASAA Guidelines, which would permit distributions to our limited partners in excess of net cash from operations. The amount of cash available for distributions will be affected by many factors, such as our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We declared monthly distributions at an annualized rate of 3% through the second quarter of 2009. In light of cash needs required to meet maturing debt obligations and our ongoing operating capital needs, our General Partners determined that it was necessary to discontinue payment of monthly distributions beginning with the 2009 third quarter. Distributions have not resumed through December 31, 2011, and we do not anticipate that payment of regular distributions will resume. Such distributions, or lack thereof, are not necessarily indicative of current or future operating results, and we can give no assurance that we will be able to resume regular distributions at the prior rate or that distributions will increase over time. Nor can we give any assurance that rents or other income from our investments will increase, that the investments we make will increase in value or provide constant or increased distributions over time, or that mortgage loans or our investments in securities will increase our cash available for distributions to limited partners. Our actual results may differ significantly from the assumptions used by our General Partners in establishing distributions to limited partners.

Many of the factors that can affect the availability and timing of distributions to limited partners are beyond our control, and a change in any one factor could adversely affect our ability to pay future special distributions. Such factors may include:

- If one or more tenants defaults or terminates its lease, there could be a decrease or cessation of rental payments, which would mean less cash available for special distributions.
- Cash available for special distributions would be reduced if we are required to spend money to correct defects or to make improvements to properties.
- Cash available to make special distributions may decrease if the assets we acquire have lower yields than expected.
- If we borrow funds from third parties, more of our cash on hand will be needed to make debt payments, and cash available for special distributions may therefore decrease.

In addition, our General Partners, in their discretion, may retain any portion of our cash on hand for working capital. We cannot assure limited partners that sufficient cash will be available to pay distributions to them.

Gains and distributions upon resale of our properties are uncertain.

Although gains from the sales of properties typically represent a substantial portion of any profits attributable to a real estate investment, we cannot assure investors that we will realize any gains on the resales of our properties. In addition, the amount of taxable gain allocated to investors with respect to the sale of a Partnership property could exceed the cash proceeds received from such sale.

Proceeds from the sale of a property will be distributed to investors if the General Partners, in their sole discretion, have determined that such proceeds are not needed to fund:

- working capital reserves;
- capital improvements to our existing properties; or
- required principal and interest payments to our existing properties.

The provisions of the Texas Business Organizations Code applicable to limited partnerships do not grant limited partners any voting rights, and limited partners' rights are limited under our Partnership Agreement.

A vote of a majority of the units of limited partnership interest is sufficient to take the following actions:

- to amend our Partnership Agreement;
- to dissolve and terminate the Partnership;
- to remove our General Partners; and
- to authorize a merger or a consolidation of the Partnership.

These are the only significant voting rights granted to our limited partners under our Partnership Agreement. Therefore, limited partners' voting rights in our operations are limited.

Our General Partners will make all decisions with respect to our management and determine all of our major policies, including our financing, growth, investment strategies and distributions. Our General Partners may revise these and other policies without a vote of the limited partners. Therefore, limited partners will be relying almost entirely on our General Partners for our management and the operation of our business. Our General Partners may only be removed under certain conditions, as set forth in our Partnership Agreement. If our General Partners are removed, they will receive payment equal to the fair market value of their interests in us as agreed upon by our General Partners and us, or by arbitration if we are unable to agree.

Payment of fees to our General Partners and their affiliates will reduce cash available for distribution.

Our General Partners and their affiliates will perform services for us in connection with the management and leasing of our properties and the administration of our other investments. They will be paid fees for these services, which will reduce the amount of cash available for distribution to limited partners.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We have diversified our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, generally only insures limited amounts per depositor per insured bank. We have cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose the portion of our deposits that exceed the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute and could result in a decline in the value of your investment.

Financing arrangements involving balloon payment obligations may adversely affect our operations.

Our fixed-term financing arrangements generally require us to make "balloon" payments at maturity. During the interest only period, the amount of each scheduled payment is less than that of traditional amortizing loans. The principal balance of the loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property or other properties in our portfolio. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to unitholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may adversely affect our operations. Any of these results would have a significant, negative impact on your investment.

Increases in interest rates could increase the amount of our debt payments and adversely affect our operating cash flow.

We have borrowed money that bears interest at variable rates, and we are exposed to increases in costs in a rising interest rate environment. Accordingly, increases in interest rates would increase our interest costs, which could have a material adverse effect on our operating cash flow. In addition, if rising interest rates cause us to need additional capital to repay indebtedness in accordance with its terms or otherwise, we may be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective and may reduce the overall returns on your investment.

From time to time, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. There is no assurance that our hedging strategy will achieve our objectives.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we are exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We may be unable to manage these risks effectively.

We may enter into derivative contracts that could expose us to contingent liabilities in the future.

Our derivative financial instruments may require us to fund cash payments upon the early termination of a derivative agreement caused by an event of default or other early termination event. The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. In addition, some of these derivative arrangements may require that we maintain specified percentages of cash collateral with the counterparty to fund potential liabilities under the derivative contract. We may have to make cash payments in order to maintain the required percentage of collateral with the counterparty. These economic losses would be reflected in our results of operations, and our ability to fund these obligations would depend on the liquidity of our respective assets and access to capital at the time. Our due diligence may not reveal all of an entity's liabilities and may not reveal other weaknesses in the entity's business.

Lenders may require us to enter into restrictive covenants that may have an adverse effect on our operations.

In connection with obtaining certain financing, a lender could impose restrictions on us that affect our ability to incur additional debt and our operating policies. Loan documents we enter into may contain customary negative covenants that may limit our ability to further leverage the property, to discontinue insurance coverage, replace our General Partners or impose other limitations. Any such restriction or limitation may have an adverse effect on our operations.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We are not registered, and do not intend to register, as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), based on exclusions that we believe are available to us. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

In order to be excluded from regulation under the Investment Company Act, we must engage primarily in the business of acquiring and owning real estate assets or real estate-related assets. We rely on exemptions or exclusions provided by the Investment Company Act for the direct ownership, or the functional equivalent thereof, of certain qualifying real estate assets or by engaging in business through one or more majority-owned subsidiaries, as well as other exemptions or exclusions. The position of the SEC staff generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests in order for us to maintain our exemption. Mortgage-backed securities may or may not constitute qualifying real estate assets, depending on the characteristics of the mortgage-backed securities, including the rights that we have with respect to the underlying loans.

To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in entities that we would otherwise want to acquire and would be important to our investment strategy.

The method we use to classify our assets for purposes of the Investment Company Act is based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for exemption from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act.

If we are required to register as an investment company but fail to do so, we will be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts will be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

A proposed change in U.S. accounting standards for leases could reduce the overall demand to lease our properties.

The existing accounting standards for leases require lessees to classify their leases as either capital or operating leases. Under a capital lease, both the leased asset and the contractual lease obligation are recorded on the tenant's balance sheet if one of the following criteria are met: (i) the lease transfers ownership of the property to the lessee by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the non-cancellable lease term is more than 75% of the useful life of the asset; or (iv) the present value of the minimum lease payments equals 90% or more of the leased property's fair value. If the terms of the lease do not meet these criteria, the lease is considered an operating lease, and no leased asset or contractual lease obligation is recorded by the lessee on its balance sheet.

In order to address concerns raised by the SEC regarding the transparency of contractual lease obligations under the existing accounting standards for operating leases, the U.S. Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") initiated a joint project to develop new guidelines for lease accounting. The FASB and IASB (collectively, the "Boards") issued an Exposure Draft on August 17, 2010 (the "Exposure Draft"), which proposes substantial changes to the current lease accounting standards if adopted in its current form, primarily by eliminating the concept of operating lease accounting. As a result, a lease asset and obligation will be recorded on the tenant's balance sheet for all lease arrangements. In addition, the Exposure Draft, if adopted in its current form, would impact the method in which contractual lease payments will be recorded. In order to mitigate the effect of the proposed lease accounting, tenants may seek to negotiate certain terms of new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms or fewer extension options, which would generally have less impact on tenants' balance sheets. Also, tenants may reassess their lease-versus-buy strategies. This could result in a greater renewal risk, shorter lease terms, a shift in the market away from leasing or making it more difficult for us to retain or obtain tenants, each of which may negatively impact our operations and ability to pay distributions.

After issuing the Exposure Draft, the Boards deliberated and made significant revisions to certain proposals in their Exposure Draft. The Boards plan to continue deliberations. The Boards have decided to reconsider their proposed lease accounting standard and plan to publish a revised Exposure Draft during the first half of 2012. A final lease accounting standard likely will not be issued before the second half of 2012.

Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that may have an adverse impact on the real estate market in general, and we cannot assure investors that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- ability to collect rent from tenants;
- increasing vacancy rates or ability to rent space on favorable terms;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

- the illiquidity of real estate investments generally;
- changes in tax, real estate, environmental and zoning laws; and
- periods of high interest rates and tight money supply.

The return on our real estate assets also may be affected by a continued or exacerbated general economic slowdown experienced by the local economies where our properties are located, including:

- poor economic conditions may result in defaults by tenants of our properties;
- job transfers and layoffs may cause vacancies to increase; and
- increasing concessions, reduced rental rates or capital improvements may be required to maintain or limit a decline in occupancy levels.

For these and other reasons, we cannot assure investors that we will be profitable or that we will realize growth in the value of our real estate properties.

We have acquired a large percentage of our properties in the Southwest United States, particularly in the Dallas, Texas metropolitan area. As a result of this limited diversification of the geographic locations of our properties, our operating results will be affected by economic changes that have an adverse impact on the real estate market in that area.

Many of the properties that we have acquired using the proceeds of the Offering are located in the Southwest United States, more specifically, in the Dallas, Texas metropolitan area. Consequently, because of the lack of geographic diversity among our current assets, our operating results and ability to pay distributions are likely to be impacted by economic changes affecting the real estate market in the Dallas, Texas area. An investment in our units will be subject to greater risk to the extent that we lack a geographically diversified portfolio of properties.

We may be unable to secure funds for future tenant improvements, which could adversely impact our ability to pay special distributions to our limited partners.

When tenants do not renew their leases or otherwise vacate their space we may be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space in order to attract replacement tenants. We generally maintain initial working capital reserves of 1% of the contract price of the properties we own. If these reserves or any reserves otherwise established are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure investors that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Our Partnership Agreement imposes certain limits on our ability to borrow money. Any borrowing will require us to pay interest expense, and therefore our financial condition and our ability to pay special distributions to our limited partners may be adversely affected.

We may be unable to sell a property if or when we decide to do so, which could adversely impact our ability to pay special distributions to our limited partners.

The real estate market is affected, as set forth above, by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. If we are unable to sell a property when we determine to do so, it could have a significant adverse effect on our cash flow, results of operations and our ability to pay special distributions to our limited partners.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

The current economic conditions have caused, and may continue to cause, our tenants to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by or relating to one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by a tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on an investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in a reduction in the total return to our limited partners. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

We are dependent on tenants for our revenue, and lease terminations could reduce or prevent special distributions to our limited partners.

The success of our real property investments, particularly properties occupied by a single tenant, is materially dependent on the financial stability of our tenants. A default by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If significant leases are terminated, we cannot assure investors that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

If we sell any of our properties in tenant-in-common transactions, those sales may be viewed as sales of securities, and we would retain potential liability after the sale under applicable securities laws.

We may sell properties in tenant-in-common transactions. If we do make such sales, they may be viewed as sales of securities, and as a result, if the purchasers in the tenant-in-common transaction had post-closing claims, they could bring claims under applicable securities laws. Those claims could have a material adverse effect upon our business and results of operations.

If we set aside insufficient working capital reserves, we may be required to defer necessary property improvements.

If we do not estimate enough reserves for working capital to supply needed funds for capital improvements throughout the life of the investment in a property, we may be required to defer necessary improvements to the property that may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

Uncertain market conditions and the broad discretion of our General Partners relating to the future disposition of properties could adversely affect the return on an investment.

We intend to hold the various real properties in which we invest until such time as our General Partners determine that a sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that such objectives will not be met. Our General Partners may exercise their discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our termination on December 31, 2017, or earlier if our General Partners determine to liquidate us, or, if investors holding a majority of the units vote to liquidate us in response to a formal proxy to liquidate. We cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Due to the uncertainty of market conditions that may affect the future disposition of our properties, we cannot assure limited partners that we will be able to sell our properties at a profit in the future. Accordingly, the extent to which investors will receive special distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect investors' returns.

Our General Partners will attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are types of losses which are generally catastrophic in nature and are related to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters which may be uninsurable, not economically insurable or may be insurable subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial property owners as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure investors that we will have adequate coverage for such losses. In the event that any of our properties incur a casualty loss which is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than the working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure limited partners that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in less cash available for distribution to limited partners.

A concentration of our investments in any one property class may leave our profitability vulnerable to a downturn in such sector.

At any one time, a significant portion of our investments could be in one property class. As a result, we will be subject to risks inherent in investments in a single type of property. The potential effects on our revenues and corresponding cash available for distribution to our unitholders resulting from a downturn in the businesses conducted in a single asset class could be more pronounced than if we had more fully diversified our investments.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent such property or to use the property as collateral for future borrowing.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure limited partners that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land, by operations in the vicinity of the properties, such as the presence of underground storage tanks, or by the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to limited partners.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure investors that we have acquired properties or will be able to allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions, if any.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk of default by the purchaser and will be subject to remedies provided by law, which could negatively impact our distributions to limited partners. There are no limitations or restrictions on our ability to take purchase money obligations. We may, therefore, take a purchase money obligation secured by a mortgage as part payment for the purchase price. The terms of payment to us generally will be affected by custom in the area where the property being sold is located and the then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our limited partners, or their reinvestment in other properties, will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay distributions to limited partners.

We may have to make significant capital expenditures to maintain lodging facilities.

Hotels have an ongoing need for renovations and other capital improvements, including replacement of furniture, fixtures and equipment. Generally, we will be responsible for the costs of these capital improvements, which gives rise to the following risks:

- cost overruns and delays;
- renovations can be disruptive to operations and can displace revenue at the hotels, including revenue lost while rooms under renovation are out of service;
- the cost of funding renovations and the possibility that financing for these renovations may not be available on attractive terms or at all; and
- the risk that the return on our investment in these capital improvements will be less than expected.

If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to borrow money to fund future capital improvements.

We are dependent on third-party managers of lodging facilities.

We depend on independent management companies to adequately operate our hotel. We may not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotel is being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotel. We can only seek remedies against a management company to the extent that it violates the terms of the applicable management agreement and such remedies are provided for under the terms of the management agreement. In the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Risks Related to Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationships with our General Partners and their affiliates, including the material conflicts discussed below.

Our General Partners and certain of their key personnel will face competing demands relating to their time, and this may cause our investment returns to suffer.

Our General Partners and certain of their key personnel and their respective affiliates are general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our General Partners will face conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to a Behringer Harvard program or third party other than us.

We have entered into joint ventures with third parties having investment objectives similar to ours for the acquisition, development or improvement of properties. We have also purchased and developed properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, for example:

- the possibility that our co-venturer, co-tenant or partner in an investment might become bankrupt;
- the possibility that the investment requires additional capital that we and/or our partner do not have, which lack of capital could affect the performance of the investment and/or dilute our interest if the partner were to contribute our share of the capital;
- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;
- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;
- the possibility that we may incur liabilities as the result of the action taken by our co-venturer, co-tenant or partner; or
- that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

Actions by such a co-venturer, co-tenant or partner might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing limited partners returns.

Affiliates of our General Partners have sponsored, or are currently sponsoring, registered public offerings on behalf of Behringer Harvard REIT I, Inc. ("Behringer Harvard REIT I"), Behringer Harvard Opportunity REIT I, Inc. ("Behringer Harvard Opportunity REIT I"), Behringer Harvard Opportunity REIT II, Inc. ("Behringer Harvard Opportunity REIT II"), Behringer Harvard Multifamily REIT I, Inc. ("Behringer Harvard Multifamily REIT") and Behringer Harvard Mid-Term Value Enhancement Fund I LP ("Behringer Harvard Mid-Term Value Enhancement Fund"). Mr. Behringer's affiliate, Behringer Harvard Advisors I LP (an entity that is under common control with our general partner, Behringer Advisors II), acts as managing trustee of Behringer Harvard Mid-Term Value Enhancement Liquidating Trust (successor in interest to Behringer Harvard Mid-Term Value Enhancement Fund), and Mr. Behringer serves as Chairman of the Board of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II, Behringer Harvard Multifamily REIT and Behringer Harvard Multifamily REIT II, Inc. Because our General Partners or their affiliates have advisory and management arrangements with other Behringer Harvard programs, it is likely that they will encounter opportunities to acquire or sell properties to the benefit of one of the Behringer Harvard programs, but not others. Our General Partners or their affiliates may make decisions to buy or sell certain properties, which decisions might disproportionately benefit a Behringer Harvard program other than us.

If we enter into a joint venture with another Behringer Harvard program or joint venture, our General Partners may have a conflict of interest when determining when and whether to sell a particular real estate property, and limited partners may face certain additional risks. For example, if we enter into a joint venture with a Behringer Harvard real estate investment trust ("REIT") that subsequently becomes listed on a national exchange, such REIT would automatically become a perpetual life entity at the time of listing and might not continue to have similar goals and objectives with respect to the resale of properties as it had prior to being listed. In addition, if that Behringer Harvard REIT was not listed on a securities exchange by the time set forth in its charter, its organizational documents might provide for an immediate liquidation of its assets. In the event of such liquidation, any joint venture between us and that Behringer Harvard REIT might also be required to sell its properties at such time even though we may not otherwise desire to do so. Although the terms of any joint venture agreement between us and another Behringer Harvard program would grant us a right of first refusal to buy such properties, it is unlikely that we would have sufficient funds to exercise our right of first refusal under these circumstances.

Since our General Partners and their affiliates control us and either control or serve as advisor to other Behringer Harvard programs, agreements and transactions between the parties with respect to any joint venture between or among such parties will not have the benefit of arm's length negotiation of the type normally conducted between unrelated co-venturers. Under these joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could be reached regarding matters pertaining to the joint venture, which might have a negative influence on the joint venture and decrease potential returns to limited partners. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. It may also be difficult for us to sell our interest in any such joint venture or partnership or as a co-tenant in property. In addition, to the extent that our co-venturer, partner or co-tenant is an affiliate of our General Partners, certain conflicts of interest will exist.

The General Partners and certain of their affiliates face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our unitholders.

Our General Partners and certain of their affiliates, including our Property Manager, are entitled to substantial fees from us under the terms of our advisory management agreement and property management agreement. These fees were not negotiated at arm's length and reduce the amount of cash available for distributions.

These fees could influence our General Partners' advice to us, as well as the judgment of their affiliates performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

- continuing, renewing or enforcing our agreements with our General Partners and their affiliates, including the advisory management agreement and the property management agreement;
- property sales, which reduce the asset management and property management fees payable to our General Partners or their affiliates but also entitle them to real estate commissions;
- borrowings to refinance properties, which increase the debt financing fees payable to our General Partners;
- determining the compensation paid to employees for services provided to us, which could be influenced in part by whether or not the General Partners are reimbursed by us for the related salaries and benefits;
- whether and when we seek to sell our assets, which sale could entitle our General Partners to real estate commissions.

The fees our General Partners receive in connection with transactions involving the management of an asset are based on the cost of the investment, including the amount budgeted for the development, construction, and improvement of each asset, and are not based on the quality of the investment or the quality of the services rendered to us. This may influence our General Partners to recommend riskier transactions to us.

We may be restricted in our ability to replace our Property Manager under certain circumstances.

Under the terms of our property management agreement, we may terminate the agreement upon 30 days' notice in the event of (and only in the event of) a showing of willful misconduct, gross negligence, or deliberate malfeasance by our Property Manager in the performance of their duties. Our General Partners may find the performance of our Property Manager to be unsatisfactory. However, such performance by the Property Manager may not reach the level of "willful misconduct, gross negligence, or deliberate malfeasance." As a result, we may be unable to terminate the property management agreement at the desired time, which may have an adverse effect on the management and profitability of our properties.

Our General Partners and certain of their key personnel face conflicts of interest related to the positions they hold with affiliated entities, which could diminish the value of the services they provide to us.

Mr. Behringer and certain of the key personnel of Behringer Advisors II are also officers of our Property Manager, our dealer manager and other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our investors. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of management time and services between us and the other entities, (2) the timing and terms of the sale of an asset, (3) development of our properties by affiliates, (4) investments with affiliates of our General Partners, (5) compensation to our General Partners, and (6) our relationship with our dealer manager and Property Manager.

Because we rely on affiliates of Behringer Holdings for the provision of property management, if Behringer Holdings is unable to meet its obligations, we may be required to find alternative providers of these services, which could result in a significant and costly disruption of our business.

Behringer Holdings, through one or more of its subsidiaries, owns and controls our Property Manager. The operations of our Property Manager rely substantially on Behringer Holdings. In light of the common ownership of this entity and its reliance on Behringer Holdings, we consider the financial condition of Behringer Holdings when assessing the financial condition of our Property Manager. In the event that Behringer Holdings would be unable to meet its obligations as they become due, we might be required to find alternative service providers, which could result in a significant and costly disruption of our business.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

DLA Piper LLP (US) acts as legal counsel to us, and is also expected to represent our General Partners and some of their affiliates from time to time. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, DLA Piper LLP (US) may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our General Partners or their affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should such a conflict not be readily apparent, or otherwise not recognized, DLA Piper LLP (US) may inadvertently act in derogation of the interest of the parties which could affect us and, therefore, our limited partners' ability to meet our investment objectives.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of an investment in our units of limited partnership interest.

An investment in units involves material income tax risks. Limited partners are urged to consult with their own tax advisor with respect to the federal, state and foreign tax considerations of an investment in our units. We will not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Further, although we have obtained an opinion from our counsel, DLA Piper LLP (US), regarding the material federal income tax issues relating to an investment in our units, investors should be aware that the opinion represents only our counsel's best legal judgment, based upon representations and assumptions referred to therein and conditioned upon the existence of certain facts. Our counsel's tax opinion has no binding effect on the Internal Revenue Service or any court. Accordingly, we cannot assure investors that the conclusions reached in the tax opinion, if contested, would be sustained by any court. In addition, our counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects, including whether we will be characterized as a "dealer" so that sales of our assets would give rise to ordinary income rather than capital gain, and whether we are required to qualify as a tax shelter under the Internal Revenue Code. Our counsel also gives no opinion as to the tax considerations to investors of tax issues that have an impact at the individual or partner level. Accordingly, investors are urged to consult with and rely upon their own tax advisors with respect to tax issues that have an impact at the partner or individual level.

Investors may realize taxable income without cash distributions, and may have to use funds from other sources to pay their tax liabilities.

As a limited partner, investors will be required to report their allocable share of our taxable income on their personal income tax return regardless of whether they have received any cash distributions from us. It is possible that limited partnership units will be allocated taxable income in excess of their cash distributions. We cannot assure investors that cash flow will be available for distribution in any year. As a result, investors may have to use funds from other sources to pay their tax liability.

We could be characterized as a publicly traded partnership, which would have an adverse tax effect on investors.

If the Internal Revenue Service were to classify us as a publicly traded partnership, we could be taxable as a corporation, and distributions made to investors could be treated as portfolio income rather than passive income. Our counsel has given its opinion that we will not be classified as a publicly traded partnership, which is defined generally as a partnership whose interests are publicly traded or frequently transferred. However, this opinion is based only upon certain representations of our General Partners and the provisions in our Partnership Agreement that attempt to comply with certain safe harbor standards adopted by the Internal Revenue Service. We cannot assure investors that the Internal Revenue Service will not challenge this conclusion or that we will not, at some time in the future, be treated as a publicly traded partnership due to the following factors:

- the complex nature of the Internal Revenue Service safe harbors;
- the lack of interpretive guidance with respect to such provisions; and
- the fact that any determination in this regard will necessarily be based upon facts that have not yet occurred.

The deductibility of losses will be subject to passive loss limitations, and therefore their deductibility will be limited.

Limited partnership units will be allocated their pro rata share of our tax losses. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income," which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, investors may receive no current benefit from their share of tax losses unless they are currently being allocated passive income from other sources.

The Internal Revenue Service may challenge our allocations of profit and loss, and any reallocation of items of income, gain, deduction and credit could reduce anticipated tax benefits.

Counsel has given its opinion that it is more likely than not that Partnership items of income, gain, loss, deduction and credit will be allocated among our General Partners and our limited partners substantially in accordance with the allocation provisions of the Partnership Agreement. We cannot assure investors, however, that the Internal Revenue Service will not successfully challenge the allocations in the Partnership Agreement and reallocate items of income, gain, loss, deduction and credit in a manner that reduces anticipated tax benefits. The tax rules applicable to allocation of items of taxable income and loss are complex. The ultimate determination of whether allocations adopted by us will be respected by the Internal Revenue Service will depend upon facts which will occur in the future and which cannot be predicted with certainty or completely controlled by us. If the allocations we use are not recognized, limited partners could be required to report greater taxable income or less taxable loss with respect to an investment in us and, as a result, pay more tax and associated interest and penalties. Our limited partners might also be required to incur the costs of amending their individual returns.

We may be characterized as a dealer, and if so, any gain recognized upon a sale of real property would be taxable to investors as ordinary income.

If we are deemed for tax purposes to be a dealer, defined as one who holds property primarily for sale to customers in the ordinary course of business, with respect to one or more of our properties, any gain recognized upon a sale of such real property will be taxable to investors as ordinary income and will also constitute UBTI to investors who are tax-exempt entities. The resolution of our status in this regard is dependent upon facts that will not be known until the time a property is sold or held for sale. Under existing law, whether property is held primarily for sale to customers in the ordinary course of business must be determined from all the facts and circumstances surrounding the particular property at the time of disposition. These include the number, frequency, regularity and nature of dispositions of real estate by the holder and activities of the holder of the property in selling the property or preparing the property for sale. Accordingly, our counsel is unable to render an opinion as to whether we will be considered to hold any or all of our properties primarily for sale to customers in the ordinary course of business.

We may be audited by the Internal Revenue Service, which could result in the imposition of additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of us could result in an audit of an investor's tax return that may require adjustments of items unrelated to an investment in us, in addition to adjustments to various Partnership items. In the event of any such adjustments, an investor might incur attorneys' fees, court costs and other expenses contesting deficiencies asserted by the Internal Revenue Service. Investors may also be liable for interest on any underpayment and penalties from the date their tax was originally due. The tax treatment of all Partnership items will generally be determined at the partnership level in a single proceeding rather than in separate proceedings with each partner, and our General Partners are primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In this connection, our General Partners may extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our General Partners may cause us to elect to be treated as an electing large partnership. If they do, we could take advantage of simplified flow-through reporting of Partnership items. Adjustments to Partnership items would continue to be determined at the partnership level, however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our General Partners will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the partnership level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from operations payable to investors would be reduced.

The state in which an investor resides may impose an income tax upon its share of our taxable income. Further, states in which we will own our properties may impose income taxes upon its share of our taxable income allocable to any Partnership property located in that state. Many states have also implemented or are implementing programs to require partnerships to withhold and pay state income taxes owed by non-resident partners relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable. Investors may also be required to file income tax returns in some states and report their share of income attributable to ownership and operation by the Partnership of properties in those states. Moreover, despite our pass-through treatment for U.S. federal income tax purposes, certain states may impose income or franchise taxes upon our income and not treat us as a pass-through entity. The imposition of such taxes will reduce the amounts distributable to our limited partners. In the event we are required to withhold state taxes from cash distributions, the amount of the net cash from operations otherwise payable would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution. Investors are urged to consult with their own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our units.

Legislative or regulatory action could adversely affect investors.

Changes to the tax laws are likely to occur, and these changes may adversely affect the taxation of a limited partner. Any such changes could have an adverse effect on an investment in our units or on the market value or the resale potential of our properties. Investors are urged to consult with their own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our units. Investors should also note that our counsel's tax opinion assumes that no legislation that will be applicable to an investment in our units will be enacted after the commencement of the Offering on February 19, 2003.

Congress has passed major federal tax legislation regarding taxes applicable to recipients of dividends. One of the changes reduced the tax rate to certain recipients of dividends paid by corporations to individuals to a maximum of 15% through 2012. The tax changes did not, however, reduce the corporate tax rates. Therefore, the maximum corporate tax rate of 35% has not been affected. Even with the reduction of the rate on dividends received by the individuals, the combined maximum corporate federal tax rate and individual tax rate on qualified corporate dividends is 44.75% and, with the effect of state income taxes, can exceed 50%.

Although partnerships continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would make a limited partnership structure a less advantageous organizational form for investment in real estate, or that it could become more advantageous for a limited partnership to elect to be taxed for federal income tax purposes as a corporation or a REIT. Pursuant to our Partnership Agreement, our General Partners have the authority to make any tax elections on our behalf that, in their sole judgment, are in our best interests. This authority includes the ability to elect to cause us to be taxed as a corporation or to qualify as a REIT for federal income tax purposes. Our General Partners have the authority under our Partnership Agreement to make those elections without the necessity of obtaining the approval of our limited partners. In addition, our General Partners have the authority to amend our Partnership Agreement without the consent of limited partners in order to facilitate our operations so as to be able to qualify us as a REIT, corporation or other tax status that they elect for us. Our General Partners have fiduciary duties to us and to all investors and would only cause such changes in our organizational structure or tax treatment if they determine in good faith that such changes are in the best interests of our investors.

There are special considerations that apply to pension or profit sharing trusts or IRAs investing in our units.

If investors are investing the assets of a pension, profit sharing, 401(k), Keogh or other qualified retirement plan or the assets of an IRA in our units of limited partnership interest, they should be satisfied that, among other things:

- their investment is consistent with their fiduciary obligations under ERISA and the Internal Revenue Code;
- their investment is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy;
- their investment satisfies the prudence and diversification requirements of ERISA;
- their investment will not impair the liquidity of the plan or IRA;
- they will be able to value the assets of the plan annually in accordance with ERISA requirements;
- their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code;
- their investment will likely produce UBTI for the plan or IRA and, therefore, is not likely to be an appropriate investment for an IRA. (Due to our intended method of operation, it is likely that we will generate UBTI.)

We may dissolve the Partnership if our assets are deemed to be "plan assets" or if we engage in prohibited transactions.

If our assets were deemed to be assets of qualified plans investing as limited partners, known as "plan assets," our General Partners would be considered to be plan fiduciaries and certain contemplated transactions between our General Partners or their affiliates and us may be deemed to be prohibited transactions subject to excise taxation under Section 4975 of the Internal Revenue Code. Additionally, if our assets were deemed to be plan assets, ERISA's fiduciary standards would extend to the General Partners as plan fiduciaries with respect to our investments. We have not requested an opinion of our counsel regarding whether or not our assets would constitute plan assets under ERISA, nor have we sought any rulings from the U.S. Department of Labor ("Department of Labor") regarding classification of our assets.

Department of Labor regulations defining plan assets for purposes of ERISA contain exemptions that, if satisfied, would preclude assets of a limited partnership such as ours from being treated as plan assets. We cannot assure investors that our Partnership Agreement and the Offering have been structured so that the exemptions in such regulations would apply to us, and although our General Partners intend that an investment by a qualified plan in units will not be deemed an investment in our assets, we can make no representations or warranties of any kind regarding the consequences of an investment in our units by qualified plans in this regard. Plan fiduciaries are urged to consult with and rely upon their own advisors with respect to this and other ERISA issues which, if decided adversely to us, could result in prohibited transactions, which would cause the imposition of excise taxation and the imposition of co-fiduciary liability under Section 405 of ERISA in the event actions undertaken by us are deemed to be non-prudent investments or prohibited transactions.

In the event our assets are deemed to constitute plan assets, or if certain transactions undertaken by us are deemed to constitute prohibited transactions under ERISA or the Internal Revenue Code and no exemption for such transactions applies or is obtainable by us, our General Partners have the right, but not the obligation, upon notice to all limited partners, but without the consent of any limited partner to:

- compel a termination and dissolution of the Partnership; or
- restructure our activities to the extent necessary to comply with any exemption in the Department of Labor regulations or any prohibited transaction exemption granted by the Department of Labor or any condition that the Department of Labor might impose as a condition to granting a prohibited transaction exemption.

Adverse tax considerations may result because of minimum distribution requirements.

If an investor purchased units through an IRA, or if an investor is a trustee of an IRA or other fiduciary of a retirement plan that invested in units, the investor must consider the limited liquidity of an investment in our units as it relates to applicable minimum distribution requirements under the Internal Revenue Code. If units are held and our properties have not yet been sold at such time as mandatory distributions are required to begin to an IRA beneficiary or qualified plan participant, Sections 408(a)(6) and 401(a)(9) of the Internal Revenue Code will likely require that a distribution-in-kind of the units be made to the IRA beneficiary or qualified plan participant. Any such distribution-in-kind of units must be included in the taxable income of the IRA beneficiary or qualified plan participant for the year in which the units are received at the fair market value of the units without any corresponding cash distributions with which to pay the income tax liability attributable to any such distribution. Also, fiduciaries of a retirement plan should consider that, for distributions subject to mandatory income tax withholding under Section 3405 of the Internal Revenue Code, the fiduciary may have an obligation, even in situations involving in-kind distributions of units, to liquidate a portion of the in-kind units distributed in order to satisfy such withholding obligations. There may also be similar state and/or local tax withholding or other obligations that should be considered.

UBTI is likely to be generated with respect to tax-exempt investors.

We intend to incur indebtedness. This will cause a portion of our income allocable to tax-exempt investors to be recharacterized as UBTI. Further, in the event we are deemed to be a "dealer" in real property, defined as one who holds real estate primarily for sale to customers in the ordinary course of business, the gain realized on the sale of our properties that is allocable to tax-exempt investors would be characterized as UBTI. If we generate UBTI, a trustee of a charitable remainder trust that has invested in us will lose its exemption from income taxation with respect to all of its income for the tax year in question. A tax-exempt limited partner other than a charitable remainder trust that has UBTI in any tax year from all sources of more than $1,000 will be subject to taxation on such income and be required to file tax returns reporting such income.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of December 31, 2011, we owned interests in a data center, an office building, a hotel redevelopment with an adjoining condominium development and a condominium project. In the aggregate, the data center and office property represent approximately 665,000 rentable square feet. The following table presents certain additional information about our properties as of December 31, 2011:

Property Name	Location	Date Acquired	Approx. Rentable Square Footage	Description	Approximate % Leased	Ownership Interest
1221 Coit Road	Dallas, Texas	10/04/04	125,030	two-story data center	100%	90%
Hotel Palomar and Residences	Dallas, Texas	11/08/04	475,000	redevelopment property	n/a	70%
250/290 John Carpenter Freeway(1)	Irving, Texas	04/04/05	539,000	three-building office complex	18%	100%
Cassidy Ridge	Telluride, Colorado	05/15/06	condominiums	development property	n/a	100%

(1) We currently have entered into a contract to sell the property.

The following information generally applies to all of our properties:

- we believe all of our properties are adequately covered by insurance and suitable for their intended purposes;
- we have no plans for any material renovations, improvements or development of our properties, except in accordance with planned budgets;
- our properties are located in markets where we are subject to competition in attracting new tenants and retaining current tenants; and
- depreciation is provided on a straight-line basis over the estimated useful lives of the buildings.

Dispositions

On June 30, 2011, we sold Landmark I & II to an unaffiliated party for a contract sales price of $16.2 million. The sales contract provides for a retained back-end promoted interest in distributable cash related to the buildings, meaning that we would share in the profits and cash flows of these properties once a certain threshold is met. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the properties, resulting in a gain on troubled debt restructuring of approximately $4.9 million which is included in discontinued operations in our consolidated statement of operations. Prior to the transaction, the loan had an outstanding balance of approximately $21 million and a scheduled maturity date of July 2011.

On July 5, 2011, pursuant to a foreclosure, we transferred ownership of Plaza Skillman to the associated lender. As a result, we recognized a gain on troubled debt restructuring of approximately $3.1 million, which is included in discontinued operations in our consolidated statement of operations for the year ended December 31, 2011. Prior to the transaction, the loan had an outstanding balance of approximately $9.4 million and matured on April 11, 2011.

On December 6, 2011 we agreed to transfer ownership of Melissa Land, pursuant to a plan of foreclosure, to the associated lender as full satisfaction of the existing indebtedness. The outstanding principal balance under the loan agreement at the time of foreclosure was $1.5 million.

On December 16, 2011 we sold 5050 Quorum and Bretton Woods to unaffiliated third parties for contract sales prices of $6.8 million and $2.3 million, respectively. Proceeds from the sales were used to fully satisfy the existing indebtedness associated with the properties. The sale contract for 5050 Quorum provides that we retain a promoted interest in distributable cash related to the building, meaning that we would share in the profit and cash flow once a certain threshold is met. We recognized a gain on troubled debt restructuring of $4.8 million related the sale of 5050 Quorum which is included in discontinued operations in our consolidated statement of operations. Prior to the transaction the loan associated with 5050 Quorum had an outstanding balance of $10 million and matured on January 23, 2011.

Item 3. Legal Proceedings.

We are not a party to, and none of our properties are subject to, any material pending legal proceedings.

Item 4. Mine Safety Disclosures.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

There is not an established trading market for our limited partnership units, and we do not expect that one will develop. This illiquidity creates a risk that a limited partner may not be able to sell its units at a time or price acceptable to the limited partner. Our Partnership Agreement requires that our General Partners annually provide our limited partners with an estimate of the amount a holder of limited partnership units would receive if our properties were sold at their fair market values as of the close of the fiscal year, and the proceeds from the sale of the properties (without reduction for selling expenses), together with other funds of the Partnership, were distributed in a liquidation.

On December 29, 2011 Behringer Advisors II, our co-general partner, adopted a new estimated value per limited partnership unit of $0.40 per unit. As part of the valuation process, and as required by the Partnership Agreement, the General Partner obtained the opinion of Stanger, an independent third party, that the estimated valuation was reasonable and was prepared in accordance with appropriate methods for valuing real estate. Stanger, founded in 1978, is a nationally recognized investment banking firm specializing in real estate, REITs and direct participation programs such as ours.

Stanger's opinion was expressed from a financial point of view and was subject to various limitations. Stanger relied on information provided by the General Partner without independent verification and did not perform appraisals, did not inspect the properties or review engineering or structural studies, environmental studies, and did not make independent local market inquiries. Stanger relied on information from the General Partner regarding lease terms and the physical condition and capital expenditure requirements of each property.

Process and Methodology

Our objective in determining an estimated value per unit is to arrive at a value that is reasonable using what the General Partner deems to be appropriate valuation methodologies and assumptions under then current circumstances in accordance with the valuation methodology required by our limited partnership agreement. In arriving at the estimated value per limited partnership unit, the General Partner utilized valuation methodologies that it believes are standard and acceptable in the real estate industry for the types of assets held by us. The following is a summary of the valuation methodologies used by the General Partner.

Investments in Real Estate: As an opportunity style fund with varying asset types, the General Partner estimated the value of our investments in real estate by using a variety of methods for purposes of calculating the estimated value per unit. In calculating values for all of our real estate assets, the General Partner assumed that such assets were sold as of January 1, 2012. The new estimated per-unit value reflects the current challenging economic climate that continues to impact the real estate and capital markets, and opportunistic investing in particular. An opportunity-style fund like ours generally acquires assets with the intention of spending capital to enhance and reposition or develop these assets for appreciation. However, the difficult economic and capital market conditions of recent years have severely impacted valuations in a broad range of real estate classes, including those in which we are invested. The markets for commercial real estate fluctuate, and values are expected to continually change in the future

For each improved operating property within our portfolio, the General Partner estimated the value of our investments using a discounted cash flow analysis, a broker's opinion of value or, for those properties under contracts or letters of intent for sale, the contracted sales price. In estimating the value of development assets, the General Partner reviewed estimated periods to sell such assets or residential units in those developments, reviewed comparable sales in the markets in which the properties are located, and then used an applicable discount rate. In estimating the value of raw land, the General Partner reviewed sales information from comparable projects in the respective submarkets.

The General Partner calculated the estimated value of our investments in real estate using internally prepared cash flow estimates, employing a range of terminal capitalization rates and discount rates within historical average ranges the General Partner believes would be used by similar investors to value the properties we own. The cash flow estimates, capitalization rates and discount rates were developed for each property by the General Partner's asset management team based on their industry knowledge and expertise in managing commercial real estate.

Other Assets and Liabilities: The carrying value of a majority of our other assets and liabilities are considered to be equal to fair value due to their short maturities. Our valuation also includes the carrying value of our current assets and liabilities on a consolidated basis.

The estimated value per unit of our limited partnership units does not reflect a liquidity discount for the fact that our units are not currently traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead and other costs that may be incurred, including any costs of any sale of our assets. Others using different assumptions and estimates could derive a different estimated value per unit, and these differences could be significant. The markets for real estate can fluctuate and values are expected to change in the future.

Allocation of Estimated Value

The estimated value per limited partnership unit was allocated amongst our asset types as follows:

Real estate assets	$ 11.49[(1)]
Debt	$(11.28)
Other	$ 0.19
Estimated net asset value per unit	$ 0.40

(1) The following are the key assumptions (shown on a weighted average basis) that were used in the discounted cash flow models to estimate the value of our real estate assets:

Exit capitalization rate	8.59%
Discount rate	10.64%
Annual market rent growth rate	3.00%
Annual holding period	6.9 years

While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of value of our real estate assets. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the weighted average terminal capitalization rate for properties valued using a discounted cash flow analysis would yield a decrease in the value of our real estate assets of 2.2%, while a decrease in the weighted average terminal capitalization rate of 25 basis points would yield an increase in the value of our real estate assets of 2.4%.

Limitations of Estimated Value Per Unit

As with any valuation methodology, the General Partner's methodology is based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different parties with different assumptions and estimates could derive a different estimated value per unit. The estimated per share limited partnership unit determined by the General Partner neither represents the fair value according to generally accepted accounting principles in the United States ("GAAP") of our assets less liabilities, nor does it represent the amount our units would trade at on a national securities exchange or the amount a unit holder would obtain if he tried to sell his units or if we liquidated our assets. Accordingly, with respect to the estimated value per unit, the Fund can give no assurance that:

- a unit holder would be able to resell his or her units at this estimated value;
- a unit holder would ultimately realize distributions per unit equal to our estimated value per unit upon liquidation of our assets and settlement of its liabilities or a sale of us;
- our units would trade at the estimated value per unit on a national securities exchange; or
- the methodology used to estimate our value per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

Further, the estimated value per unit has been determined as of a particular point in time. The value of our units will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. As contemplated by our limited partnership agreement, the General Partner intends to update its estimated value per unit annually but does not intend to make any attempt to establish any estimated valuations of our units in the interim. There is no assurance as to the extent to which the current estimated valuation should be relied upon for any purpose after its effective date regardless that it may be published on any statement issued by us or otherwise.

As we continue our disposition phase and assets are sold, the number of assets available to create cash flow declines. As a result, our General Partners continue to preserve capital, sustain and enhance property values, reduce operating expenses where possible, and accelerate the pace of the dispositions of our remaining properties.

In the meantime, we are diligently working to renew current leases or secure new leases with quality tenants to increase net operating income and the ultimate value of our remaining assets and to execute on other value creation strategies.

Generally, our business plan is to sell our assets once we believe that the economy has improved, and we have the opportunity to realize additional value. As a result of our current liquidity needs, we may have to sell a property under terms that are less advantageous than we could achieve with a longer holding period. Our General Partners intend to use all reasonable efforts to realize value for our limited partners when commercial real estate prices have normalized. Therefore, as we have previously disclosed, we will not be liquidated in our original estimated time frame, but rather in a time frame that our General Partners believe will provide more value to our limited partners.

Unit Redemption Program

The General Partners terminated our unit redemption program on December 31, 2006 and currently have no intention of re-instituting the program.

Holders

As of March 19, 2012, we had 10,803,839 limited partnership units outstanding that were held by a total of approximately 4,200 limited partners.

Distributions

The timing and amount of any distributions to our limited partners is determined by the General Partners and is dependent on a number of factors, including funds available for payment of distributions, financial condition and capital expenditures. In light of cash needs required to meet maturing debt obligations and our ongoing operating capital needs, our General Partners determined that it was necessary to discontinue payment of monthly distributions beginning with the 2009 third quarter. Distributions have not resumed through December 31, 2011, and we do not anticipate that payment of regular distributions will resume. Our General Partners, in their discretion, may defer fees payable by us to them and make supplemental payments to us or to our limited partners, or otherwise support our operations. Accordingly, all or some of our distributions may constitute a return of capital to our investors to the extent that distributions exceed net cash from operations, or may be recognized as taxable income by our investors.

Recent Sales of Unregistered Securities

None.

Item 6. Selected Financial Data.

We had ownership in four properties as of December 31, 2011. We had ownership interests in ten properties as of December 31, 2010, 2009 and 2008, and we had ownership interests in eleven properties as of December 31, 2007. During the year ended December 31, 2011 we sold three office properties and a single family home development and returned a shopping/service center and undeveloped land back to the respective lenders. We sold one office property in 2008. The following data should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The selected data below as of and for each of the five years in the period ended December 31, 2011 has been derived from our financial statements (in thousands, except per unit amounts).

	2011	2010	2009	2008	2007
Total assets	$116,026	$203,308	$203,009	$199,918	$225,281
Notes payable	$123,742	$165,123	$156,024	$153,987	$145,637
Other liabilities	13,064	12,337	12,589	10,740	10,264
Partners' capital	(14,472)	29,961	36,513	34,874	66,971
Noncontrolling interest	(6,308)	(4,113)	(2,117)	317	2,409
Total liabilities and equity	$116,026	$203,308	$203,009	$199,918	$225,281

	2011	2010	2009	2008	2007
Total revenues	$ 24,205	$ 18,386	$ 15,933	$ 19,785	$ 27,384
Loss from continuing operations	(50,077)	(13,959)	(13,172)	(29,705)	(14,985)
Loss from discontinued operations	(80)	(4,755)	(2,300)	(1,998)	(2,286)
Net loss	(50,157)	(18,714)	(15,472)	(31,703)	(17,271)
Net loss attributable to noncontrolling interest	2,016	2,100	2,434	1,159	3,811
Net loss attributable to the Partnership	$(48,141)	$(16,614)	$(13,038)	$(30,544)	$(13,460)
Basic and diluted net loss per limited partnership unit	$ (4.45)	$ (1.54)	$ (1.21)	$ 2.83	$ (1.25)
Distributions declared per limited partnership unit	$ —	$ —	$ 0.14	$ 0.28	$ 0.28

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto:

Liquidity and Capital Resources

Our cash and cash equivalents were $3.3 million at December 31, 2011. Our principal demands for funds in the next twelve months and beyond will be for the payment of costs associated with lease-up of available space at our operating properties, Partnership operating expenses and for the payment of recurring debt service, further principal paydowns and reserve requirements on our outstanding indebtedness as required by our lenders. In light of cash needs required to meet maturing debt obligations and our ongoing operating capital needs, our General Partners determined that it was necessary to discontinue payment of monthly distributions beginning with the 2009 third quarter. Distributions have not resumed through December 31, 2011, and we do not anticipate that payment of regular distributions will resume. As a result of current economic and market conditions, our ability to continue as a going concern is dependent on the willingness and ability of our General Partners or their affiliates to provide us with sources of liquidity and our ability to resolve our current debt maturities. Although we have had to extend beyond our original target life of three to five years after the end of the Offering, we are designed to be self-liquidating and thus not intended to continue as a long-term going concern. During the year ended December 31, 2011, Behringer Advisors II or its affiliates waived reimbursement of administrative services, asset management fees and reimbursement of operating expenses totaling $4.1 million, of which $3.7 million is classified as a capital contribution from our General Partners on our consolidated statement of equity (deficit). During the year ended December 31, 2010, Behringer Advisors II or its affiliates waived reimbursement of administrative expenses, asset management fees and reimbursement of operating expenses totaling $7.5 million, of which $7.0 million is classified as capital contributions from our General Partners on our consolidated statement of equity (deficit). In addition, our Sponsor forgave $2.8 million of principal borrowings and all accrued interest thereon under a loan agreement, which was also accounted for as a capital contribution by our General Partners

We signed a long-term full building lease that began October 1, 2011 at 1221 Coit Road which totals approximately 20% of the rentable square feet in our office and data center properties and we continue to negotiate with prospective tenants regarding unleased space at 250/290 John Carpenter. Our plan currently calls for us to fund our liquidity requirements from proceeds from the disposition of properties and borrowings, however, as a result of current economic conditions our ability to do so is subject to certain factors beyond our control. In addition, we may also seek to raise capital by contributing one or more of our existing assets to a joint venture with a third party. Investments in joint ventures, under certain circumstances, involve risks not present when a third party is not involved. Our ability to successfully identify, negotiate, and complete joint venture transactions on acceptable terms or at all is highly uncertain in the current economic environment.

We continue to prepare and assess properties for potential sale. In order to provide additional liquidity for the execution of our current business plan, we disposed of a number of our investments in 2011 and have identified additional investments for disposition in 2012. On December 16, 2011, we sold 5050 Quorum for a contract sales price of $6.8 million. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the property, resulting in a gain on troubled debt restructuring of approximately $4.8 million which is included in discontinued operations. On June 30, 2011, we sold Landmark I and II. Proceeds from the sale of Landmark I and II of $16.2 million were used to fully satisfy the existing indebtedness associated with the property of $21 million, resulting in a gain on troubled debt restructuring of $4.9 million which is included in discontinued operations on our consolidated statements of operations for the year ended December 31, 2011. The sale contract for each of 5050 Quorum and Landmark I and II provides that we retain a promoted interest in distributable cash related to the buildings after the respective buyer has achieved a specified return. Additionally, on December 16, 2011 we sold Bretton Woods, which was comprised of constructed luxury homes and developed land lots, to an unaffiliated third party for a sales price of $2.3 million and all of the proceeds were used to fully satisfy the existing indebtedness associated with the property. In addition, we are currently negotiating a new contract for the sale of 250/290 John Carpenter Freeway which contains approximately 539,000 rentable square feet. In some instances, to preserve cash, it may be in the best interests of unit holders to allow lenders to take possession of certain properties when they are no longer economically viable, such as Plaza Skillman, which was placed into receivership in October 2010 and transferred to the associated lender pursuant to a foreclosure in July 2011, and Melissa Land, on which the lender foreclosed in December 2011. As a result of our current liquidity needs and unstable credit market conditions limiting available resources through additional borrowings for a closed-end, finite life fund, we may have to sell a property under terms that are less advantageous than we could achieve with a longer holding period. However, there can be no assurance these future dispositions will occur, or, if they occur, that they will help us to achieve our liquidity objectives.

Of our $123.7 million in notes payable at December 31, 2011, $52.6 million has matured and is subsequently in default and an additional $50.9 million is scheduled to mature in the next twelve months. As of December 31, 2011, of our $123.7 million in notes payable, $111.3 million was secured by properties and $101.3 million was recourse to us. We continue to negotiate with the lenders to refinance or restructure the loans. We currently expect to use proceeds from the disposition of properties and additional borrowings to continue making our scheduled debt service payments on certain properties until the maturity dates of the loans are extended, the loans are refinanced or the outstanding balance of the loans is completely paid off. There is no guarantee that we will be able to refinance our borrowings with more or less favorable terms or extend the maturity dates of such loans. In the event that any of the lenders demanded immediate payment of an entire loan balance, we would have to consider all available alternatives, including transferring legal possession of the relevant property to the lender. Distributions paid in the year ended December 31, 2009 were approximately $1.8 million. For the year ended December 31, 2009 we had negative cash flow from operating activities of approximately $17.2 million. Accordingly, cash amounts distributed to our limited partners for the year ended December 31, 2009 exceeded cash flow from operating activities, which were funded from our borrowings.

The preparation of financial statements of a going concern generally contemplates realization of assets and settlement of liabilities in the normal course of business. The conditions and events described above raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result should we be unable to continue as a going concern. Our current plans are to use proceeds from the disposition of properties and additional borrowings to make payments on our outstanding debt until the maturity dates of the loans are extended, the loans are refinanced or the outstanding balance of the loans is completely paid off, pay for on-going capital needs, fund operations and, if available, make special distributions to our unitholders. For property-related loans that have matured, we are negotiating discounted loan payoffs or the transfer of the relevant property to the lender.

Our 30% noncontrolling partner previously entered into multiple loan agreements with Mockingbird Commons LLC ("Mockingbird Commons Partnership"), an entity in which we have a 70% ownership interest, totaling $1.3 million. These loan agreements were superseded and replaced by an Agreement Regarding Advances effective January 1, 2008, by which the loans were subordinated to the payment of any mortgage debt ("Mockingbird Commons Partnership Loans"). All of these loans matured prior to December 31, 2010 with interest rates ranging from 6% to 12%. The Mockingbird Commons Partnership was in default under the loan agreements as a result of nonpayment of the outstanding balances due and payable on the maturity dates. As a result, past due amounts under the loan agreements bear interest up to 18% per annum during the default period. We believe that we are in compliance with all other covenants under these loan agreements. The outstanding principal balance at December 31, 2010 and 2009 was $1.3 million.

The Mockingbird Commons Partnership entered into a promissory note payable to Credit Union Liquidity Services, LLC, f/k/a Texans Commercial Capital, LLC ("CULS"), an unaffiliated third party, whereby the borrower was permitted to borrow up to $34 million ("Palomar Residences Loan Agreement") to construct luxury high-rise condominiums ("Palomar Residences"). The outstanding principal balance under the Palomar Residences Loan Agreement was $22.8 million at December 31, 2011 and $24.9 million at December 31, 2010. As previously reported, the borrower failed to make a mandatory $3 million principal payment on or before January 15, 2011, as required under the loan agreement. We received notice from the lender demanding payment of the $3 million mandatory principal payment by May 20, 2011. The payment was not made by that date and thus constituted an event of default under the loan agreement. The parent of CULS was placed into conservatorship by the credit union regulator, the National Credit Union Association, in April 2011 during negotiations to extend or modify the Palomar Residences Loan Agreement. The borrower did not pay the outstanding principal balance, together with all accrued, but unpaid interest due on the maturity date of October 1, 2011, as we continued to negotiate with the lender. In December 2011, the parties had negotiated a recapitalization of the Palomar Residences Loan Agreement; however, the transaction ultimately was not approved by the credit union regulator and could not be completed. Subsequently, on January 5, 2012, the borrower received notice from the lender demanding immediate payment of the entire outstanding loan balance of $22.8 million and all accrued but unpaid interest. We have been informed that the lender and regulators are considering marketing the note under the Palomar Residences Loan Agreement for sale. We continue to be in default of the loan agreement and all past due amounts may bear interest up to maximum amounts under applicable law.

We converted the unsold condominium units in the Palomar Residences to a rental program in the first quarter of 2009. These units were 100% leased until May 2011 when we restarted our sales program. We sold six units in the project in 2011, our first sales since 2007. All of the proceeds from the sales of condominiums in 2011 were used to pay down the outstanding balance under the Palomar Residences Loan Agreement.

Behringer Harvard Mountain Village, LLC, our wholly-owned subsidiary, entered into a promissory note payable to CULS, whereby the borrower was permitted to borrow a total principal amount of $27.7 million ("Cassidy Ridge Loan Agreement") to construct 23 condominium units in Telluride, Colorado ("Cassidy Ridge"). We assigned a second lien position on Cassidy Ridge to the lender in the amount of $12.6 million as additional security to the Palomar Residences Loan Agreement. The default under the Palomar Residences Loan Agreement created a cross-default under the Cassidy Ridge Loan Agreement. The outstanding principal balance, together with all accrued, but unpaid interest was due and payable on the maturity date of October 1, 2011, which amount was not paid as we continued to negotiate with the lender. In December 2011, the parties had negotiated a recapitalization of the Cassidy Ridge Loan Agreement; however, the transaction ultimately was not approved by the credit union regulator and could not be completed. Subsequently, on January 5, 2012, the borrower received notice from the lender demanding immediate payment of the entire outstanding principal balance of $27.7 million and all accrued but unpaid interest. We continue to be in default under the loan agreement and all past due amounts may bear interest up to maximum amounts under applicable law.

Our direct and indirect subsidiary, 1221 Coit LP, entered into a new loan agreement on November 1, 2011 with Hampshire Lending LLC, whereby we may borrow up to $12 million ("1221 Coit Road Loan"). The interest rate under the loan is 10% and requires monthly payments of interest only with all principal and accrued but unpaid interest due on November 1, 2013, the maturity date. Proceeds from the loan are being used to pay-off the previous loan with Meridian Bank Texas and fund tenant improvements for the property. The loan, which is secured by the property, is nonrecourse to us but we have guaranteed payment of certain recourse liabilities with respect to certain nonrecourse carveouts in favor of the lender.

On November 13, 2009, we entered into the Fourth Amended and Restated Unsecured Promissory Note payable to Behringer Holdings, pursuant to which we may borrow a maximum of $40 million ("BHH Loan"). On March 29, 2011, we entered into the Fifth Amended and Restated Promissory Note to amend the terms of the BHH Loan to a maximum borrowing amount of $25 million. The outstanding principal balance under the BHH Loan at December 31, 2011 and 2010 was $11.1 million. Borrowings under the BHH Loan are being used principally to finance general working capital and capital expenditures. While we would normally explore obtaining additional liquidity of this sort in the debt market, the debt market tightened, and we accessed support from our Sponsor instead. The BHH Loan is unsecured, has an interest rate of 5.0% per annum and requires no monthly payments of interest or principal. The maturity date of all borrowings and accrued but unpaid interest is March 29, 2014.

While there have been signs of improvement in the overall economy, we do not expect conditions to improve significantly in the near future. As a result, we expect that we will continue to require this liquidity support from our Sponsor during 2012. Our Sponsor, subject to its approval, may make available to us additional funds under the BHH Loan through 2012, potentially up to the borrowing limits thereunder. There is no guarantee that our Sponsor will provide additional liquidity to us.

In addition, on October 1, 2010, Behringer Harvard Mountain Village, LLC entered into a promissory note agreement with Behringer Holdings to borrow up to $0.9 million ("BHH Cassidy Ridge Loan"). Proceeds from the loan were used to complete construction of the condominiums at Cassidy Ridge. The loan bears interest at 5% and matured on October 1, 2011. We continue to be in default under the loan agreement and all past due amounts may bear interest up to 12% per annum. The loan is subordinate to the Cassidy Ridge Loan Agreement. We have not received notice of demand for payment from Behringer Holdings and they currently have no intention to do so. The outstanding principal balance under the loan was $0.9 million and $0.6 million at December 31, 2011 and 2010, respectively.

On December 6, 2011 we agreed to transfer ownership of Melissa Land, pursuant to a foreclosure, to the associated lender under the Melissa Land Loan as full satisfaction of the existing indebtedness. The outstanding balance under the loan agreement at the time of the foreclosure was $1.5 million.

As noted above, we or our subsidiaries were in default under the Palomar Residences Loan Agreement, Cassidy Ridge Loan Agreement and BHH Cassidy Ridge Loan at December 31, 2011. We remain in default under these loan agreements and are currently in negotiations with these lenders. There are no assurances that we will be successful in our negotiations to waive the events of default or modify the loan agreements with the lenders. As the lender under the Palomar Residences Loan Agreement and Cassidy Ridge Loan Agreement has demanded immediate payment of the entire loan balance, we would have to consider all available alternatives, as the loans are on a recourse basis to us, including transferring legal possession of the relevant property to the lender.

Generally, our notes payable mature approximately three to five years from origination. The Bank of America loan for Hotel Palomar and the Revolver Agreement contain cross-default and cross-collateralization provisions. The CULS loans for the Palomar Residences and Cassidy Ridge also contain cross-default and cross-collateralization provisions. The majority of our notes payable require payments of interest only, with all unpaid principal and interest due at maturity. Further, our loan agreements stipulate that we comply with certain reporting and financial covenants. These covenants include, among other things, notifying the lender of any change in management and maintaining certain loan to value ratios. Each loan, with the exception of the Mockingbird Commons Partnership Loans and the BHH Loan, is secured by the associated real property. In addition, the Mockingbird Commons Partnership Loans, the BHH Loan, the BHH Cassidy Ridge Loan and the 1211 Coit Road Loan, are nonrecourse to us.

Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences to us and the value of our units, regardless of our ability to refinance or extend our debt, including:

- limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business plan or other purposes;
- limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service our debt;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in governmental regulation;
- limiting our ability to fund capital expenditures, tenant improvements and leasing commissions; and
- limiting our ability or increasing the costs to refinance our indebtedness.

Troubled Debt Restructuring

On June 30, 2011, we sold our Landmark I and II properties for a contract sales price of $16.2 million. The contract sales price retains a back-end promoted interest in distributable cash related to the buildings after the respective buyer has achieved a specified return. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the properties, resulting in a gain on troubled debt restructuring of approximately $4.9 million which is included in discontinued operations. Additionally, on July 5, 2011, pursuant to a foreclosure, we transferred ownership of the Plaza Skillman property to the associated lender and as a result, we recognized a gain on troubled debt restructuring of approximately $3.1 million, which is included in discontinued operations.

On December 16, 2011, we sold 5050 Quorum for a contract sales price of $6.8 million. The sale contract provides that we retain a back-end promoted interest in distributable cash related to the building after the respective buyer has achieved a specified return. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the property, resulting in a gain on troubled debt restructuring of approximately $4.8 million which is included in discontinued operations.

Overview

During 2011, the U.S. economy faced one of its most volatile periods as the economy was interrupted by domestic and international economic events. The year began with a view toward global and domestic recoveries, particularly in the U.S. in advance of quantitative easing from the U.S. Federal Reserve. This optimism was soon overcome as the Japanese earthquake disrupted world-wide industrial supply chains, the political unrest in the Middle East led to higher energy and commodity prices and finally the European debt crisis appeared to threaten international debt markets in a Lehman-like collapse. Growth in the economy was further shaken during the prolonged U.S. debt ceiling debate and the downgrade of the U.S. government's credit rating in late summer. However, global and domestic markets were surprisingly resilient and by the fourth quarter a number of signs pointed once again to a modest recovery in the U.S. economy. Leading the improvements were fourth quarter results for GDP, job creation, unemployment claims, consumer spending and manufacturing indicators. While these improvements are still modest and the European debt crisis still remains not fully resolved, the end result is the economy appears to be similarly positioned for slow to moderate growth at the end of 2011 as it was at the beginning of the year.

Our primary objectives will be to continue to preserve capital, as well as sustain and enhance property values, while continuing to focus on the disposition of our properties. Our ability to dispose of our properties will be subject to various factors, including the ability of potential purchasers to access capital debt financing. If we are unable to sell a property when we determine to do so, it could have a significant adverse effect on our cash flows and results of operations. Given the disruptions in the capital markets and the current lack of available credit, our ability to dispose of our properties may be delayed, or we may receive lower than anticipated returns. In addition, a more prolonged economic downturn could negatively affect our ability to attract and retain tenants. Given current market conditions, this investment program's life has extended beyond its original anticipated liquidation date.

Three of our four remaining real estate assets are located in Texas, all of which are located in the Dallas-Fort Worth metropolitan area. We have a data center that is 100% leased under a long-term lease and we continue to work towards leasing our 250/290 John Carpenter building which was 18% leased at December 31, 2011. To date, we have not experienced any significant tenant defaults resulting in the loss of material rental income. Additionally, Smith Travel Research indicates that the national overall occupancy rate for hospitality properties in the United States rose from 53.5% in the fourth quarter of 2010 to 60.1% in the fourth quarter of 2011. The national overall ADR also rose from $98.25 in the fourth quarter of 2010 to $101.64 in the fourth quarter of 2011. The hotel industry is expected to see continued modest growth in 2012.

Current economic conditions discussed above make it difficult to predict future operating results. There can be no assurance that we will not experience further declines in revenues or earnings for a number of reasons, including, but not limited to the possibility of greater than anticipated weakness in the economy and the continued impact of the trends mentioned above.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates, including investment impairment. These estimates are based on management's historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include our accounts and the accounts of our subsidiaries. All inter-company transactions, balances and profits have been eliminated in consolidation. Interests in entities acquired are evaluated based on applicable GAAP, which includes the consolidation of variable interest entities ("VIEs") in which we are deemed to be the primary beneficiary. If the interest in the entity is determined not to be a VIE, then the entities are evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participating rights under the respective ownership agreement.

There are judgments and estimates involved in determining if an entity in which we have made an investment is a VIE and if so, if we are the primary beneficiary. The entity is evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility and using a discount rate to determine the net present value of those future losses. A change in the judgments, assumptions and estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment on the equity method that should in fact be consolidated, the effects of which could be material to our financial statements.

Impairment of Long-Lived Assets

For all of our real estate, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. Examples of the types of events and circumstances that would cause management to assess our assets for potential impairment include, but are not limited to: a significant decrease in the market price of an asset; a significant adverse change in the manner in which the asset is being used; an accumulation of costs in excess of the acquisition basis plus construction of the property; major vacancies and the resulting loss of revenues; natural disasters; a change in the projected holding period; legitimate purchase offers and changes in the global and local markets or economic conditions. Our assets may at times be concentrated in limited geographic locations and, to the extent that our portfolio is concentrated in limited geographic locations, downturns specifically related to such regions may result in tenants defaulting on their lease obligations at a portion of our properties within a short time period, which may result in asset impairments. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding factors such as market rents, economic conditions, and occupancy rates could significantly affect these estimates. A change in these estimates and assumptions could result in understating or overstating the book value of our investments, which could be material to our financial statements.

Inventory Valuation Adjustment

For real estate inventory, at each reporting date, management compares the estimated fair value less costs to sell to the carrying value. An adjustment is recorded to the extent that the fair value less costs to sell is less than the carrying value. We determine the estimated fair value based on comparable sales in the normal course of business under existing and anticipated market conditions. This evaluation takes into consideration estimated future selling prices, costs spent to date, estimated additional future costs and management's plans for the property.

Results of Operations

Fiscal year ended December 31, 2011 as compared to the fiscal year ended December 31, 2010

We had ownership interests in four properties and ten properties as of December 31, 2011 and 2010, respectively. All investments in partnerships and joint ventures were consolidated with and into our accounts. During the year ended December 31, 2011 we sold Landmark I and II and 5050 Quorum and returned

Plaza Skillman to the lender. In addition, during the year ended December 31, 2011, we sold the remaining developed land lots and luxury homes at Bretton Woods, five previously leased condominiums as well as one model unit at the Palomar Residences and returned the undeveloped land in Melissa, Texas to the lender. We also signed a long-term full building lease at 1221 Coit Road that began in October 2011.

Continuing Operations

Rental Revenue. Rental revenue for the years ended December 31, 2011 and 2010 totaled $4.5 million and $4 million, respectively, and was comprised of revenue, including adjustments for straight-line rent and amortization of above-and below-market leases. The increase in rental revenues for the year ended December 31, 2011 is due to the new long-term full building lease at 1221 Coit Road. Excluding any non-recurring items, management expects rental revenue to remain relatively flat unless we are able to lease-up available space.

Hotel Revenue. Hotel revenue for the years ended December 31, 2011 and 2010 was $14.2 million and $12.7 million, respectively, and was comprised of revenue generated by the hotel operations of Hotel Palomar. The increase in hotel revenue is primarily due to the hotel hosting Dallas-Fort Worth area Super Bowl events in February 2011. Excluding the effects of additional one-time events in the future, we anticipate hotel revenue to increase as the hospitality industry continues to recover.

Real Estate Inventory Sales Revenue. Real estate inventory sales revenue for the years ended December 31, 2011 and 2010 was $5.6 million and $1.7 million, respectively. Revenue for the year ended December 31, 2011 is the result of sales of home inventory and developed land lots at Bretton Woods and condominiums at the Palomar Residences. Revenue for the year ended December 31, 2010 was generated by the sale of home inventory and developed land at Bretton Woods. The U.S. housing market continued to struggle from a significant slowdown that began in 2006. The slowdown, which began with a decline in consumer confidence, an overall softening of demand for new homes and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, increased unemployment, a decline in home prices and the resulting reduction in home equity, and indirect impact of the turmoil in the mortgage loan market. If these conditions continue to exist, we will continue to experience slow sales of our real estate inventory in the future.

Property Operating Expenses. Property operating expenses for the years ended December 31, 2011 and 2010 were $14.6 million and $14.1 million, respectively, and were comprised of expenses related to the daily operations of our properties. The increase in operating expenses for the year ended December 31, 2011 is primarily due to certain costs for Cassidy Ridge no longer being capitalized as a result of construction being complete and increased activity at Hotel Palomar. We expect property operating expenses to remain at current levels unless we are able to lease-up available space and lodging demand increases.

Asset Impairment Loss. Asset impairment loss for the years ended December 31, 2011 and 2010 was $11.6 million and $2.3 million, respectively. During the year ended December 31, 2011 we recorded impairment charges of $10.2 million related to 250/290 John Carpenter Freeway as a result of declining market rental rates and continuing vacancies at the property as well as entering into a contract for the sale of the property that was less than our carrying value. Additionally, as a result of projected selling prices, we recognized an asset impairment loss of approximately $1.4 million for the year ended December 31, 2011 related to the undeveloped land held in Melissa, Texas. We recognized a $2.3 million impairment charge for the year ended December 31, 2010 related to 250/290 John Carpenter Freeway as a result of declining market rental rates and continuing vacancies at the property. In the event that market conditions continue to decline in the future or the current difficult market conditions extend beyond our expectations, additional adjustments may be necessary.

Inventory Valuation Adjustment. The inventory valuation adjustments for the years ended December 31, 2011 and 2010 were $26.8 million and $1.9 million, respectively. The inventory valuation adjustment for the year ended December 31, 2011 was composed of adjustments of $26.3 million to adjust the value of the condominiums at Cassidy Ridge to their fair value and $0.5 million related to the luxury homes and developed land lots at Bretton Woods. Inventory valuation adjustments for the year ended December 31, 2010 were composed of non-cash adjustments to reduce the carrying value of the luxury homes and developed land lots at Bretton Woods to their estimated fair value. As noted previously, the U.S. housing market and related condominium sector continued to experience the effects of a nationwide downturn. In the event that market conditions continue to decline in the future or the current difficult market conditions extend beyond our expectations, additional adjustments may be necessary in the future.

Interest Expense. Interest expense for the years ended December 31, 2011 and 2010 was $7.8 million and $3.7 million, respectively, and was comprised of interest expense and amortization of deferred financing fees related to the notes associated with the acquisition and development of our consolidated properties. The increase in interest expense during the year ended December 31, 2011 is primarily due to interest costs for Cassidy Ridge no longer being capitalized as a result of the construction being completed and the accrual of default interest on certain matured loans during the period. We capitalized interest costs of $0.7 million and $2.2 million for Cassidy Ridge during the years ended December 31, 2011 and 2010, respectively.

Real Estate Taxes. Real estate taxes for the years ended December 31, 2011 and 2010 were $1.8 million and $1.7 million, respectively, and were comprised of real estate taxes from each of our properties. We expect real estate taxes to remain relatively constant in the near future.

Property and Asset Management Fees. Property and asset management fees for the years ended December 31, 2011 and 2010 were $1.4 million and $1.2 million, respectively. We expect property and asset management fees to remain relatively constant in the near future.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2011 and 2010 were $0.9 million and $1.1 million, respectively. General and administrative expenses were comprised of auditing fees, transfer agent fees, tax preparation fees, directors' and officers' insurance premiums, legal fees, printing costs and other administrative expenses. Our advisor waived reimbursement of general and administrative expenses of $0.3 million and $0.4 million for the years ended December 31, 2011 and 2010, respectively. We expect general and administrative expenses to remain relatively unchanged in the near future.

Depreciation and Amortization Expense. Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was $4 million and $4.6 million, respectively, and includes depreciation and amortization of buildings, furniture and equipment, and real estate intangibles associated with our wholly-owned properties and our investments in partnerships.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest for the years ended December 31, 2011 and 2010 was $2 million and $2.1 million, respectively, and represents the other partners' proportionate share of losses from investments in the partnerships that we consolidate.

Fiscal year ended December 31, 2010 as compared to the fiscal year ended December 31, 2009

We had ownership interests in ten properties as of December 31, 2010 and 2009. All investments in partnerships and joint ventures were consolidated with and into our accounts. Due to the continuing decline in the U.S. housing market and related condominium sector, we implemented a leasing program beginning in the second quarter of 2009 for the unsold condominium units at Hotel Palomar and Residences. Our ultimate strategy for the project continued to be to sell the units. All available units were leased as of December 31, 2010.

Continuing Operations

Rental Revenue. Rental revenue for the years ended December 31, 2010 and 2009 totaled $4 million and $3.2 million, respectively, and was comprised of revenue, including adjustments for straight-line rent and amortization of above-and below-market leases. The increase in rental revenues for the year ended December 31, 2010 is primarily due to leasing of the unsold condominium units at the Palomar Residences.

Hotel Revenue. Hotel revenue for the years ended December 31, 2010 and 2009 was $12.7 million and $12.4 million, respectively, and was comprised of revenue generated by the hotel operations of Hotel Palomar. The economic recession, credit crisis, and weak consumer confidence all contributed to soft lodging demand and lower daily room rates.

Real Estate Inventory Sales Revenue. Real estate inventory sales revenue for the years ended December 31, 2010 and 2009 of $1.7 million and $0.3 million, respectively, was comprised of the sale of home inventory and developed land lots at Bretton Woods. The U.S. housing market and related condominium sector continued to experience the effects of the nationwide downturn. The housing market experienced reduced demand, deterioration in the credit markets, rising foreclosure activity due to relatively high unemployment and generally weak conditions in the overall economy.

Property Operating Expenses. Property operating expenses for each of the years ended December 31, 2010 and 2009 were $14.1 million and were comprised of expenses related to the daily operations of our properties.

Asset Impairment Loss. Asset impairment loss for the year ended December 31, 2010 was $2.3 million. We evaluated 250/290 John Carpenter Freeway for impairment during the fourth quarter of 2010 and recognized a $2.3 million impairment charge related to declining market rental rates and continuing vacancies at the property. We recognized no asset impairment loss during the year ended December 31, 2009.

Inventory Valuation Adjustment. The inventory valuation adjustments for the years ended December 31, 2010 and 2009 were $1.9 million and $0.5 million, respectively. The inventory valuation adjustment for the years ended December 31, 2010 and 2009 were composed of non-cash adjustments to reduce the carrying value of the luxury homes and developed land lots at Bretton Woods to their estimated fair value as the U.S. housing market and related condominium sector continued to experience the effects of a nationwide downturn.

Interest Expense. Interest expense for the years ended December 31, 2010 and 2009 was $3.7 million and $5.0 million, respectively, and was comprised of interest expense and amortization of deferred financing fees related to the notes associated with the acquisition and development of our consolidated properties. The decrease in interest expense for the year ended December 31, 2010 was primarily the result of the lower outstanding principal amount under the Amended BHH Loan during the year and we capitalized interest costs of $2.2 million for Cassidy Ridge. During the year ended December 31, 2009 we capitalized interest costs of $1.3 million for Cassidy Ridge. Interest costs for the development of Cassidy Ridge continued to be capitalized until the project was completed in the first quarter of 2011. For the year ended December 31, 2009, we capitalized interest costs of $54,000 for Bretton Woods. Interest costs for construction of the speculative homes at Bretton Woods were capitalized until construction was completed during the quarter ended June 30, 2009. Interest expense for the year ended December 31, 2009 also includes the reclassification of approximately $0.7 million of realized losses on interest rate derivatives from other comprehensive loss.

Real Estate Taxes. Real estate taxes for the years ended December 31, 2010 and 2009 were $1.7 million and $1.6 million, respectively, and were comprised of real estate taxes from each of our properties.

Property and Asset Management Fees. Property and asset management fees for each of the years ended December 31, 2010 and 2009 were $1.2 million.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2010 and 2009 were $1.1 million and $1.6 million, respectively. General and administrative expenses were comprised of auditing fees, transfer agent fees, tax preparation fees, directors' and officers' insurance premiums, legal fees, printing costs and other administrative expenses. Our advisor waived reimbursement of general and administrative expenses of $0.4 million and $0.3 million for the years ended December 31, 2010 and 2009, respectively. The decrease for the year ended December 31, 2010 is primarily the result of a reduction in the cost of administrative services provided by our advisor, as well as lower auditing costs.

Depreciation and Amortization Expense. Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was $4.6 million and $4.2 million, respectively, and includes depreciation and amortization of buildings, furniture and equipment, and real estate intangibles associated with our wholly-owned properties and our investments in partnerships. The increase in depreciation and amortization expense for the year ended December 31, 2010 is primarily a result of depreciation on leased condominium units at the Palomar Residences.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest for the years ended December 31, 2010 and 2009 was $2.1 million and $2.4 million, respectively, and represents the other partners' proportionate share of losses from investments in the partnerships that we consolidate.

Cash Flow Analysis

Fiscal year ended December 31, 2011 as compared to the fiscal year ended December 31, 2010

Cash used in operating activities for the year ended December 31, 2011 was $2.5 million and was comprised primarily of the net loss of $50.2 million, adjusted for asset impairment charges of $21.8 million, inventory valuation adjustments of $26.8 million, which was primarily composed of adjustments to the development of the condominiums at Cassidy Ridge, changes in operating assets and liabilities of $6.4 million and depreciation and amortization of $5.6 million offset by gains on troubled debt restructuring of $12.8 million. Cash used in operating activities for the year ended December 31, 2010 was $17.8 million and was comprised primarily of the net loss of $18.7 million, adjusted for depreciation and amortization of $7.4 million, asset impairment loss of $5.1 million, inventory valuation adjustments of $1.9 million and the increase in real estate inventory of $14.2 million, which was primarily composed of development of the condominiums at Cassidy Ridge.

Cash provided by investing activities for the year ended December 31, 2011 was $23 million and was primarily comprised of proceeds from the sale of assets including Landmark I & II and 5050 Quorum. Cash used in investing activities for the year ended December 31, 2010 was $1.2 million and was comprised of capital expenditures for real estate of $0.7 million and change in restricted cash of $0.5 million.

Cash used in financing activities for the year ended December 31, 2011 was $19.2 million and consisted primarily of payments on our notes payable, net of proceeds, of $22.3 million offset by contributions from our General Partners of $3.7 million. Cash provided by financing activities was $19.0 million in 2010 and consisted primarily of proceeds from notes payable, net of payments, of $12.1 million and contributions from our General Partners of $7 million.

Fiscal year ended December 31, 2010 as compared to the fiscal year ended December 31, 2009

Cash used in operating activities for the year ended December 31, 2010 was $17.8 million and was comprised primarily of the net loss of $18.7 million, adjusted for depreciation and amortization of $7.4 million, asset impairment loss of $5.1 million, inventory valuation adjustments of $1.9 million and the increase in real estate inventory of $14.2 million, which was primarily composed of development of the condominiums at Cassidy Ridge. Cash used in operating activities for the year ended December 31, 2009 was $17.2 million and was comprised primarily of the net loss of $15.5 million, adjusted for depreciation and amortization of $7.6 million, inventory valuation adjustments of $0.5 million and the increase in real estate inventory of $9.9 million related to the development of the condominiums at Cassidy Ridge.

Cash used in investing activities for the year ended December 31, 2010 was $1.2 million and was comprised of capital expenditures for real estate of $0.7 million and change in restricted cash of $0.5 million. Cash used in investing activities for the year ended December 31, 2009 was $0.4 million and was primarily comprised of capital expenditures for real estate of $0.5 million.

Cash provided by financing activities was $19.0 million in 2010 versus $14.9 million in 2009. For the year ended December 31, 2010, cash flows from financing activities consisted primarily of proceeds from notes payable, net of payments, of $12.1 million and contributions from our General Partners of $7 million. For the year ended December 31, 2009, cash flows from financing activities consisted primarily of proceeds from notes payable, net of payments, of $17.1 million, partially offset by $1.8 million of distributions to our limited partners.

Net Operating Income

Net operating income ("NOI") is a non-GAAP financial measure that is defined as total revenue less property operating expenses, real estate taxes, property management fees, advertising costs and the cost of real estate inventory sales. We believe that NOI provides an accurate measure of the operating performance of our operating assets because NOI excludes certain items that are not associated with management of our properties. NOI should not be considered as an alternative to net income (loss), or an indication of our liquidity. NOI is not indicative of funds available to meet our cash needs or our ability to make distributions and should be reviewed in connection with other GAAP measurements. To facilitate understanding of this financial measure, a reconciliation of NOI to net loss attributable to the Partnership in accordance with GAAP has been provided. Our calculations of NOI for the years ended December 31, 2011, 2010 and 2009 are presented below (in thousands).

	2011	2010	2009
Total revenues	$ 24,205	$ 18,386	$ 15,933
Operating expenses			
Property operating expenses	14,603	14,134	14,102
Real estate taxes, net	1,781	1,739	1,592
Property and asset management fees	1,414	1,202	1,227
Cost of real estate inventory sales	5,414	1,718	263
Less: Asset management fees	(768)	(593)	(630)
Total operating expenses	22,444	18,200	16,554
Net operating income (loss)	$ 1,761	$ 186	$ (621)
Reconciliation to Net loss			
Net operating income (loss)	$ 1,761	$ 186	$ (621)
Less: Depreciation and amortization	(4,030)	(4,574)	(4,212)
General and administrative expenses	(896)	(1,143)	(1,550)
Interest expense, net	(7,822)	(3,669)	(4,953)
Asset management fees	(768)	(593)	(630)
Asset impairment loss(1)	(11,625)	(2,345)	—
Inventory valuation adjustment	(26,768)	(1,886)	(541)
Provision for income taxes	(112)	(166)	(199)
Add: Interest income	183	145	26
Gain on troubled debt restructuring	—	125	—
Loss on derivative instruments, net	—	(39)	(492)
Income (loss) from discontinued operations	(80)	(4,755)	(2,300)
Net loss	$(50,157)	$(18,714)	$(15,472)

(1) Excludes approximately $10.1 million and $2.8 million of impairment loss included in loss from discontinued operations for the years ended December 31, 2011 and 2010, respectively.

Performance Reporting Required by the Partnership Agreement

Section 15.2 in our Partnership Agreement requires us to provide our limited partners with our net cash from operations, a non-GAAP financial measure, which is defined as net income, computed in accordance with GAAP, plus depreciation and amortization on real estate assets, adjustments for gains from the sale of assets and gains on the sale of discontinued operations, debt service and capital improvements ("Net Cash From Operations"). Our calculations of Net Cash From Operations for the years ended December 31, 2011, 2010 and 2009 are presented below (in thousands):

	2011	2010	2009
Net loss	$(50,157)	$(18,714)	$(15,472)
Net loss attributable to noncontrolling interest	2,016	2,100	2,434
Adjustments			
Real estate depreciation and amortization[1]	3,941	6,116	6,418
Asset impairment loss	21,765	5,119	—
Inventory valuation adjustment	26,768	1,886	541
Loss on sale of assets[1]	11	—	—
Gain on sale of discontinued operations	(75)	—	—
Gain on troubled debt restructuring	(12,842)	—	—
Debt service, net of amounts capitalized[1]	(7,192)	(5,382)	(5,068)
Capital improvements[1]	(1,035)	(603)	(558)
Net cash used in operations	$(16,800)	$ (9,478)	$(11,705)

(1) This represents our ownership portion of the properties that we consolidate.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table sets forth certain information concerning our contractual obligations and commercial commitments as of December 31, 2011, and outlines expected future payments to be made under such obligations and commitments (in thousands):

	Payments due by period					
	Totals	2012	2013	2014	2015	2016
Notes payable	$123,742	$103,516	$ 9,108	$11,118	$ —	$ —
Interest	5,331	3,788	1,409	134	—	—
Total	$129,073	$107,304	$10,517	$11,252	$ —	$ —

New Accounting Pronouncements

In May 2011, the FASB issued updated guidance for fair value measurements. The guidance amends existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards ("IFRS"). This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are evaluating this guidance and currently do not believe that it will have a material impact on our consolidated financial statements or disclosures.

In June 2011, the FASB issued updated guidance related to comprehensive income. The guidance requires registrants to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The early adoption of this guidance impacted the presentation of comprehensive income but did not have a material impact on our results of operations.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. The majority of our leases contain inflation protection provisions applicable to reimbursement billings for common area maintenance charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We may be exposed to interest rate changes primarily from variable interest rate debt incurred to acquire and develop properties, issue loans and make other permitted investments. Our management's objectives, with regard to interest rate risks, are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we borrow primarily at fixed rates or variable rates with the lowest margins available and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We may enter into derivative financial instruments such as options, forwards, interest rate swaps, caps or floors to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate portion of our variable rate debt. Of our approximately $123.7 million in notes payable at December 31, 2011, approximately $73.7 million represented debt subject to variable interest rates. If our variable interest rates increased 100 basis points, we estimate that total annual interest expense would increase by approximately $0.7 million.

At December 31, 2011, we did not have any foreign operations and thus were not exposed to foreign currency fluctuations.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is hereby incorporated by reference to our Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, the management of Behringer Advisors II, our General Partner, including the Chief Executive Officer and Chief Financial Officer of our General Partner, evaluated as of December 31, 2011 the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Behringer Advisors II concluded that our disclosure controls and procedures, as of December 31, 2011, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer of Behringer Advisors II, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a partnership have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including the Chief Executive Officer and Chief Financial Officer of Behringer Advisors II, evaluated as of December 31, 2011 the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Behringer Advisors II concluded that our internal controls, as of December 31, 2011, were effective in providing reasonable assurance regarding reliability of financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in internal control over financial reporting that occurred during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On March 26, 2012, our General Partner, Behringer Advisors II, appointed S. Jason Hall as Treasurer of the General Partner and, in such capacity, Mr. Hall also serves as principal accounting officer of the Behringer Harvard Short-Term Opportunity Fund I LP.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The General Partners

We operate under the direction of our General Partners, which are responsible for the management and control of our affairs. The General Partners are assisted by the employees of HPT, the general partner of Behringer Advisors II. We do not employ our own management personnel, but instead we pay fees and expense allocations to our General Partners for their services.

The General Partners are responsible for our direction and management, including previous acquisitions, construction and property management. Any action required to be taken by the General Partners will be taken only if it is approved, in writing or otherwise, by both General Partners, unless the General Partners agree between themselves to a different arrangement for the approval of actions by the General Partners.

The General Partners are Behringer Advisors II and Mr. Behringer, individually. Behringer Advisors II is a Texas limited partnership formed in July 2002. The executive office of both General Partners is located at 15601 Dallas Parkway, Suite 600, Addison, Texas 75001. Behringer Advisors II is owned by HPT, its sole general partner, and Behringer Harvard Partners, LLC ("Behringer Partners"), its sole limited partner. Behringer Holdings is the sole owner of HPT and Behringer Partners. Mr. Behringer is the Chairman of each of these companies. Mr. Behringer is the founder, Chairman and sole manager of Behringer Holdings. Behringer Holdings also is the indirect owner of our Property Manager, Behringer Development, a real estate development company, and Behringer Securities, our dealer manager.

Behringer Advisors II was created in 2002 for the sole purpose of acting as one of our General Partners. It is managed by its executive officers, namely:

Name	Age	Position(s)
Robert M. Behringer	63	Chairman
Robert S. Aisner	65	Vice Chairman
Michael J. O'Hanlon	60	Chief Executive Officer and President
Samuel A. Gillespie	53	Chief Operating Officer
Gerald J. Reihsen, III	53	Executive Vice President – Corporate Development and Legal and Secretary
Gary S. Bresky	45	Chief Financial Officer
M. Jason Mattox	36	Executive Vice President

Robert M. Behringer is the Chairman of Behringer Advisors II. He has also served as the Chairman of the Board of Behringer Harvard REIT I since June 2002, Behringer Harvard Multifamily REIT since December 2007, Behringer Harvard Opportunity REIT I since June 2006, and Behringer Harvard Opportunity REIT II since January 2007, each a publicly registered real estate investment trust, and Behringer Harvard Multifamily REIT II, Inc., a REIT that is still in registration with the SEC. He is also the founder, sole manager and Chairman of Behringer Holdings, the indirect parent company of Behringer Advisors II. Since 2002, Mr. Behringer has been a general partner of ours and Behringer Harvard Mid-Term Value Enhancement Fund I, each a publicly registered real estate limited partnership. Mr. Behringer also controls the general partners of Behringer Harvard Strategic Opportunity Fund I LP and Behringer Harvard Strategic Opportunity Fund II LP, both private real estate limited partnerships.

From 1995 until 2001, Mr. Behringer was Chief Executive Officer of Harvard Property Trust, Inc., a privately held REIT formed by Mr. Behringer that was liquidated and that had an asset value of approximately $174 million before liquidation. Before forming Harvard Property Trust, Inc., Mr. Behringer invested in commercial real estate as Behringer Partners, a sole proprietorship formed in 1989 that invested in single asset limited partnerships. From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (since acquired by, and now known as Lend Lease Real Estate Investments, Inc.), one of the largest real estate pension managers and advisors in the United States. While at Equitable, Mr. Behringer was responsible for its General Account Real Estate Assets located in the south central United States. The portfolio included institutional quality office, industrial, retail, apartment and hotel properties exceeding 17 million square feet with a value of approximately $2.8 billion. Although Mr. Behringer was a significant participant in acquisitions, management, leasing, redevelopment and dispositions, his primary responsibility was to increase net operating income and the overall value of the portfolio.

Mr. Behringer has over 25 years of experience in real estate investment, management and finance activities, including experience with approximately 170 different properties with over 40 million square feet of office, retail, industrial, apartment, hotel and recreational properties. In addition to being the Chief Investment Officer of Behringer Advisors II, he is currently the general partner or a co-general partner in several real estate limited partnerships formed for the purpose of acquiring, developing and operating office buildings and other commercial properties located in the United States and other countries, including Germany, the Netherlands, England and Australia. Mr. Behringer is a Certified Property Manager, Real Property Administrator and Certified Hotel Administrator, holds FINRA Series 7, 24 and 63 registrations and is a member of the Institute of Real Estate Management, the Building Owners and Managers Association, the Urban Land Institute (ULI) and the Real Estate Council. Mr. Behringer also was a licensed certified public accountant for over 20 years. Mr. Behringer received a Bachelor of Science degree from the University of Minnesota.

Robert S. Aisner is the Vice Chairman of Behringer Advisors II. Mr. Aisner also serves as President (since May 2005), Chief Executive Officer (since June 2008) and a director of Behringer Harvard REIT I. In addition, Mr. Aisner serves as Vice Chairman (since January 2012) and a director (since June 2006) of Behringer Harvard Opportunity REIT I. Mr. Aisner also has served as Vice Chairman (since January 2012) and a director (since January 2007) of Behringer Harvard Opportunity REIT II, as Chief Executive Officer and a director of Behringer Harvard Multifamily REIT since August 2006 and as President (since April 2007) and Chief Executive Officer (since September 2008) of Behringer Harvard Multifamily REIT II, Inc., currently in registration. Mr. Aisner is also Chief Executive Officer and President of the other Behringer Harvard companies.

Mr. Aisner has over 30 years of commercial real estate experience with acquiring, managing and disposing of properties located in the United States and other countries, including Germany, the Netherlands, England, the Bahamas and Australia. From 1996 until joining Behringer Harvard REIT I in 2003, Mr. Aisner served as (i) Executive Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT that focused on the development, acquisition and management of upscale apartment communities, which serves as advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities, (ii) President of AMLI Management Company, that oversees all of AMLI's apartment operations in 80 communities, (iii) President of the AMLI Corporate Homes division that manages AMLI's corporate housing properties, (iv) Vice President of AMLI Residential Construction, a division of AMLI that performs real estate construction services, and (v) Vice President of AMLI Institutional Advisors, the AMLI division that serves as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on AMLI's Executive Committee and Investment Committee from 1999 until 2003. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group, and a general commercial property management group. From 1984 to 1994, he was employed by HRW Resources, Inc., a real estate development and management company, where he served as Vice President.

Mr. Aisner served as an independent director of Behringer Harvard REIT I from June 2002 until February 2003 and as a management director from June 2003 until the present. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Michael J. O'Hanlon has served as Chief Executive Officer and President of Behringer Advisors II since January 2012. Mr. O'Hanlon also serves as Chief Executive Officer and President of several other Behringer Harvard — sponsored programs, including Behringer Harvard Opportunity REIT I and Behringer Harvard Opportunity REIT II, effective January 2012. Prior to his appointment, Mr. O'Hanlon was an independent director of Behringer Harvard Multifamily REIT II from September 2011 through December 2011. From September 2010 to December 2011, Mr. O'Hanlon was President and Chief Operating Officer of Billingsley

Company, a major Dallas, Texas based owner, operator and developer that has interests in commercial office, industrial, retail, and multifamily properties. From November 2007 to October 2009, Mr. O'Hanlon served as Chief Executive Officer and President for Inland Western Retail Real Estate Trust, Inc., a public non-traded REIT, where he was responsible for an $8.5 billion national retail and office portfolio consisting of 335 properties and 51 million square feet. From January 2005 to October 2007, Mr. O'Hanlon served as head of Asset Management for Inland Real Estate Group of Companies. In total, Mr. O'Hanlon has over 30 years of management experience with public and private firms with commercial real estate portfolios, with a broad range of responsibilities including overseeing acquisitions, dispositions, restructurings, joint ventures and capital raising, and with experience with a diverse group of real estate-related investments including multifamily and debt-related investments. Mr. O'Hanlon received a Masters of Business Administration, Finance-Money and Financial Markets degree in 1979 from Columbia University Graduate School of Business. Mr. O'Hanlon has also received a Bachelor of Science, Accounting degree in 1973 from Fordham University. Mr. O'Hanlon has served and been an active member of the Real Estate Roundtable, NAREIT, ICSC and ULI.

Samuel A. Gillespie has served as Chief Operating Officer of Behringer Advisors II since June 2008. In addition, Mr. Gillespie has served as Senior Vice President of Harvard Property Trust, the managing member of Behringer Advisors II since March 2006. Mr. Gillespie also serves as Chief Operating Officer for Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II, and for the general partner of Behringer Harvard Mid-Term Value Enhancement Fund (since July 2008).

Mr. Gillespie has over 25 years of experience in the commercial real estate industry guiding diverse and sophisticated portfolios. Prior to joining Behringer Harvard in November 2004, Mr. Gillespie was with the Trammell Crow Company for 21 years. At Trammell Crow, he held the position of Managing Director of National Accounts and was responsible for Trammell Crow Company's largest institutional customers. Prior to that, Mr. Gillespie was partner in charge of Trammell Crow's Indianapolis office from 1986 to 1997. He began his career with Trammell Crow as a leasing agent in Oklahoma City in 1983. Mr. Gillespie holds a Bachelor of Science degree, summa cum laude, in accounting from Texas A&M University, and holds the CCIM designation.

Gerald J. Reihsen, III serves as the Executive Vice President — Corporate Development & Legal and Secretary of Behringer Advisors II. Since 2001, Mr. Reihsen has served in this and similar executive capacities with the other Behringer Harvard companies, including serving as President of Behringer Securities.

For over 20 years, Mr. Reihsen's business and legal background has centered on sophisticated financial and transactional matters, including commercial real estate transactions, real estate partnerships, and public and private securities offerings. For the period from 1985 to 2000, Mr. Reihsen practiced as an outside corporate securities attorney. After serving from 1986 to 1995 in the corporate department of Gibson, Dunn & Crutcher, LLP, a leading international commercial law firm, Mr. Reihsen established his own firm, Travis & Reihsen, where he served as a corporate/securities partner until 1998. In 1998, Mr. Reihsen became the lead partner in the corporate/securities section of the law firm Novakov Davis, where he served until 2000. In 2000, he practiced law as a principal of Block & Balestri, a corporate and securities law firm. In 2000 and 2001, Mr. Reihsen was employed as the Vice President — Corporate Development and Legal of Xybridge Technologies, Inc., a telecommunications software company that Mr. Reihsen helped guide through venture funding, strategic alliances with international telecommunications leaders and its ultimate sale to Zhone Technologies, Inc. Mr. Reihsen holds FINRA Series 7, 24, 27 and 63 registrations. Mr. Reihsen received a Bachelor of Arts degree, magna cum laude, from the University of Mississippi and a Juris Doctorate degree, cum laude, from the University of Wisconsin.

Gary S. Bresky is the Chief Financial Officer of Behringer Advisors II. Mr. Bresky also serves as Executive Vice President and Chief Financial Officer or in similar executive capacities with other entities sponsored by Behringer Holdings, including Behringer Harvard Advisors I LP who is co-general partner of Behringer Harvard Mid-Term Value Enhancement Fund,. Mr. Bresky also serves as Executive Vice President of Behringer Harvard REIT I (since June 2002), Behringer Harvard Opportunity REIT I (since June 2007), Behringer Harvard Opportunity REIT II (since January 2007) and Behringer Harvard Multifamily REIT I (since August 2006). He previously served as Chief Financial Officer of Behringer Harvard REIT I (from

June 2002 to May 2009), Behringer Harvard Opportunity REIT I (from November 2004 to November 2010), Behringer Harvard Opportunity REIT II (from January 2007 to November 2010) and Behringer Harvard Multifamily REIT (from August 2006 to September 2009).

Mr. Bresky has been active in commercial real estate and related financial activities for over 15 years. Prior to his employment with Behringer Advisors II, Mr. Bresky served as Senior Vice President of Finance with Harvard Property Trust, Inc. from 1997 to 2001. In this capacity, Mr. Bresky was responsible for directing all accounting and financial reporting functions and overseeing all treasury management and banking functions for the company. Mr. Bresky also was integral in analyzing deal and capital structures as well as participating in all major decisions related to any acquisition or sale of assets.

From 1995 until 1996, Mr. Bresky worked in the Real Estate Group at Coopers & Lybrand LLP in Dallas, Texas, where he focused on finance and accounting for both public and private REITs. His experience included conducting annual audits, preparing public securities reporting compliance filings and real estate securities registration statements for his clients. From 1989 to 1994, Mr. Bresky worked with Ten West Associates, LTD and Westwood Financial Corporation in Los Angeles, California as a real estate analyst and asset manager for two commercial real estate portfolios totaling in excess of $185 million. From 1988 until 1989, Mr. Bresky worked as an analysts' assistant for both Shearson-Lehman Bros., Inc. and Hambrecht and Quist Inc. assisting brokers in portfolio management. Mr. Bresky holds FINRA Series 7, 24, 27 and 63 registrations. Mr. Bresky received a Bachelor of Arts degree from the University of California — Berkeley and a Masters of Business Administration degree from the University of Texas at Austin.

M. Jason Mattox is the Executive Vice President of Behringer Advisors II and serves in a similar capacity with other Behringer Harvard companies. From 2002 until March 2006, Mr. Mattox served as the Senior Vice President of Behringer Advisors II.

From 1997 until joining Behringer Advisors II in 2002, Mr. Mattox served as a Vice President of Harvard Property Trust, Inc. and became a member of its Investment Committee in 1998. From 1999 until 2001, Mr. Mattox served as Vice President of Sun Resorts International, Inc., a recreational property investment company, coordinating marina acquisitions throughout the southern United States and the U.S. Virgin Islands. From 1999 until 2001, in addition to providing services related to investing, acquisition, disposition and operational activities, Mr. Mattox served as an asset manager with responsibility for over one million square feet of Harvard Property Trust, Inc.'s commercial office assets in Texas and Minnesota, overseeing property performance, management offices, personnel and outsourcing relationships.

Mr. Mattox is a continuing member of the Building Owners and Managers Association and the National Association of Industrial and Office Properties. Mr. Mattox holds FINRA Series 7, 24 and 63 registrations. Mr. Mattox received both a Bachelor of Business Administration degree, with honors, and a Bachelor of Science degree, cum laude, from Southern Methodist University.

Other Personnel

The General Partners are assisted by the officers and employees of HPT, which is the general partner of Behringer Advisors II. HPT and its affiliates will continue to hire employees as needed. HPT and its affiliates also will engage the services of non-affiliated third parties to assist with the identification of properties for possible acquisition and management of our operations.

Advisory Board

We do not have a board of directors. The General Partners were initially assisted by an advisory board, which was dissolved on March 31, 2008.

No Audit Committee; No "Audit Committee Financial Expert"

We do not have a board of directors and, as such, have no board committees such as an audit committee. Because we do not have an audit committee, we do not have an "audit committee financial expert." The General Partners are responsible for managing the relationship with our Independent Registered Public Accounting Firm.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires each director, officer, and individual beneficially owning more than 10% of a registered security of the Partnership to file with the SEC reports of security ownership and reports on subsequent changes in ownership of our securities within specified time frames. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based upon our review of the reports furnished to us pursuant to Section 16(a) of the Exchange Act, to the best of our knowledge, all required Section 16(a) filings were timely and correctly made by reporting persons during 2011.

Code of Ethics

Behringer Advisors II has adopted a code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer, controller and other employees. A copy of the code of ethics of Behringer Advisors II may be obtained from our web site at *http://www.behringerharvard.com*. The web site will be updated to include any material waivers or modifications to the code of ethics.

Item 11. Executive Compensation.

We operate under the direction of our General Partners, which are responsible for the management and control of our affairs. As of December 31, 2011, we have not made any payments to Mr. Behringer as compensation for serving as General Partner. The officers and employees of HPT assist the General Partners. The officers and employees of HPT do not devote all of their time to managing us, and they do not receive any compensation from us for their services. We pay fees and expense allocations to Behringer Advisors II and its other affiliates as provided for in our Partnership Agreement. We do not directly compensate the executive officers of our General Partner, nor do we reimburse our General Partner for compensation paid to the executive officers, for services rendered to us. Reimbursement for the costs of salaries and benefits of the employees of our General Partner relate to compensation paid to the General Partner's employees that provide services to us such as accounting, administrative or legal, for which our General Partner or its affiliates are not entitled to a separate fee. Accordingly, we do not have, and our General Partners have not considered, a compensation policy or program for themselves, their affiliates, any employees of Behringer Advisors II or any employees of affiliates of our General Partners and have not included a Compensation Discussion and Analysis in this Annual Report on Form 10-K. See "Item 13. Certain Relationships and Related Transactions, and Director Independence" for a description of the fees payable and expenses reimbursed to our affiliates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We do not have any officers or directors. Our two General Partners, Mr. Behringer and Behringer Advisors II, each own 50% of the general partnership interests. We do not maintain any equity compensation plans, and no arrangements exist that would, upon operation, result in a change in control.

The following table sets forth information as of March 19, 2012 regarding the beneficial ownership of our limited partnership and general partnership interests by each of our General Partners, each director or executive officer of our General Partner, Behringer Advisors II, and all directors and officers of Behringer Advisors II as a group. There were no limited partners known by us who beneficially owned more than 5% of our limited partnership units as of March 19, 2012. The percentage of beneficial ownership is calculated based on 10,803,839 limited partnership units and contributions from our General Partners.

Title of class	Beneficial owner	Limited Partnership Units Beneficially Owned	Percent of Class
General partner interest . .	Robert M. Behringer[(1)(2)(3)(4)]	0	50%
General partner interest . .	Behringer Harvard Advisors II LP[(1)(3)(4)]	0	50%
Limited partner interest . .	Robert M. Behringer[(1)(2)]	386.74	*
Limited partner interest . .	Robert S. Aisner[(1)(2)]	386.74	*
Limited partner interest . .	Michael J. O'Hanlon[(1)(2)]	0	*
Limited partner interest . .	Samuel A. Gillespie[(1)(2)]	0	*
Limited partner interest . .	Gerald J. Reihsen, III[(1)(2)]	0	*
Limited partner interest . .	Gary S. Bresky[(1)(2)]	0	*
Limited partner interest . .	M. Jason Mattox[(1)(2)]	0	*
Limited partner interest . .	All current executive officers as a group (7 persons)	773.48	*

* Denotes less than 1%.

(1) The address of Messrs. Behringer, Aisner, O'Hanlon, Gillespie, Reihsen, Bresky, Mattox and Behringer Advisors II is 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(2) Executive Officers of Behringer Advisors II.

(3) General Partners.

(4) Consists of $500 of combined general partnership interests held directly by Mr. Behringer and Behringer Advisors II.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

The General Partners and certain of their affiliates are entitled to receive fees and compensation in connection with the management and sale of our assets, and have received fees in the past in connection with the Offering and acquisitions. Our General Partners have agreed that all of these fees and compensation will be allocated to Behringer Advisors II since the day-to-day responsibilities of serving as our general partner are performed by Behringer Advisors II through the executive officers of its general partner.

Behringer Advisors II or its affiliates have received acquisition and advisory fees of up to 3% of the contract purchase price of each asset for the acquisition, development or construction of real property. Behringer Advisors II or its affiliates have also received up to 0.5% of the contract purchase price of the assets acquired by us for reimbursement of expenses related to making investments. During the years ended December 31, 2011, 2010 and 2009, Behringer Advisors II earned no acquisition and advisory fees nor were they reimbursed for acquisition related expenses.

For the management and leasing of our properties, we pay HPT Management Services, LLC, Behringer Harvard Short-Term Management Services, LLC or Behringer Harvard Real Estate Services, LLC, or their affiliates (individually or collectively referred to as "Property Manager"), affiliates of our General Partners, property management and leasing fees equal to the lesser of: (a) the amounts charged by unaffiliated persons rendering comparable services in the same geographic area or (b)(1) for commercial properties that are not leased on a long-term net lease basis, 4.5% of gross revenues, plus separate leasing fees of up to 1.5% of gross revenues based upon the customary leasing fees applicable to the geographic location of the properties, and (2) in the case of commercial properties that are leased on a long-term net lease basis (ten or more years), 1% of gross revenues plus a one-time initial leasing fee of 3% of gross revenues payable over the first five years of the lease term. We reimburse the costs and expenses incurred by our Property Manager on our behalf, including the wages and salaries and other employee-related expenses of all on-site employees who are engaged in the operation, management, maintenance and leasing or access control of our properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties. During the years ended December 31, 2011 and 2010 we incurred property management fees payable to our Property Manager of $0.2 million and $0.4 million, respectively, of which approximately $0.1 million and $0.3 million, respectively, is included in discontinued operations. During the year ended December 31, 2009 we incurred property management fees payable to our Property Manager of $0.4 million of which approximately $0.3 million is included in loss from discontinued operations, respectively.

We pay Behringer Advisors II or its affiliates an annual asset management fee of 0.5% of the contract purchase price of our assets. Any portion of the asset management fee may be deferred and paid in a subsequent year. During the year ended December 31, 2011, we incurred asset management fees of $1 million, of which approximately $0.1 million was capitalized to real estate inventory, approximately $0.1 million was included in loss from discontinued operations and approximately $50,000 was waived. During the year ended December 31, 2010, we incurred asset management fees of $1.1 million, of which approximately $0.2 million was capitalized to real estate inventory, $0.3 million was included in loss from discontinued operations and approximately $65,000 was waived. During the year ended December 31, 2009, we incurred asset management fees of $1.1 million, of which $0.1 million was capitalized to real estate, $0.3 million was included in loss from discontinued operations and $31,000 was waived.

In connection with the sale of our properties, we will pay to the General Partners or their affiliates a real estate commission in an amount not exceeding the lesser of: (a) 50% of the reasonable, customary and competitive real estate brokerage commissions customarily paid for the sale of a comparable property in light of the size, type and location of the property, or (b) 3% of the gross sales price of each property, subordinated to distributions to limited partners from the sale proceeds of an amount which, together with prior distributions to the limited partners, will equal (1) 100% of their capital contributions plus (2) a 10% annual cumulative (noncompounded) return of their net capital contributions. Subordinated real estate commissions that are not payable at the date of sale, because limited partners have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied. In addition, after the limited partners have received a return of their net capital contributions and a 10% annual cumulative (noncompounded) return on their net capital contributions, then the General Partners are entitled to receive 15% of the remaining residual proceeds available for distribution (a subordinated participation in net sale proceeds and distributions); provided, however, that in no event will the General Partners receive in the aggregate more than 15% of sale proceeds remaining after the limited partners have received a return of their net capital contributions. Since the conditions above have not been met at this time, we incurred no such real estate commissions for the years ended December 31, 2011, 2010 and 2009.

We may pay Behringer Advisors II or its affiliates a debt financing fee for certain debt made available to us. Behringer Advisors II charged us no such debt financing fees for the years ended December 31, 2011, 2010 and 2009.

We may reimburse Behringer Advisors II for costs and expenses paid or incurred to provide services to us including direct expenses and the costs of salaries and benefits of certain persons employed by those entities and performing services for us, as permitted by our Partnership Agreement. For the year ended December 31, 2011 we incurred $0.3 million for administrative services, all of which was waived. In addition, Behringer Advisors II or its affiliates waived $3.7 million for reimbursement of operating expenses for the year ended December 31, 2011, which is classified as a capital contribution on our consolidated statement of equity (deficit). For the year ended December 31, 2010, we incurred such costs for administrative services totaling $0.4 million, all of which was waived. In addition, Behringer Advisors II or its affiliates waived $7.0 million for reimbursement of operating expenses for the year ended December 31, 2010, which is also classified as capital contributions from our general partners on our consolidated statement of equity (deficit). For the year ended December 31, 2009, we incurred such costs for administrative services totaling $0.5 million of which approximately $0.2 million was waived. In addition, Behringer Advisors II waived $0.1 million for reimbursement of expenses for the year ended December 31, 2009.

On November 13, 2009, we entered into the Amended BHH Loan. On December 31, 2010 and 2009 Behringer Holdings forgave $2.8 million and $15 million, respectively, of principal borrowings and all accrued interest thereon, which have been accounted for as capital contributions by our General Partners. The outstanding principal balance under the Amended BHH Loan as of December 31, 2011 and 2010 was $11.1 million. We entered into the 2011 Amended BHH Loan on March 29, 2011. Borrowings under the 2011 Amended BHH Loan are being used principally to finance general working capital and capital expenditures. While we would normally explore obtaining additional liquidity of this sort in the debt market, the debt market has tightened and we accessed support from our Sponsor instead. The 2011 Amended BHH Loan is unsecured and bears interest at a rate of 5.0% per annum, with the accrued and unpaid amount of interest payable until the principal amount of each advance under the note is paid in full. The maturity date of all borrowings under the 2011 Amended BHH Loan is March 29, 2014.

In addition, on October 1, 2010, Behringer Harvard Mountain Village, LLC entered into the BHH Cassidy Ridge Loan. Proceeds from the loan were used to complete construction of the condominiums at Cassidy Ridge. The loan bears interest at 5% and matured on October 1, 2011. The loan is subordinate to the Cassidy Ridge Loan Agreement. We have not received notice of demand for payment from Behringer Holdings and they currently have no intention to do so. The outstanding principal balance under the loan was $0.9 million and $0.6 million at December 31, 2011 and 2010, respectively.

While it is unclear when the overall economy will recover, we do not expect conditions to improve significantly in the near future. Management expects that the current volatility in the capital markets will continue, at least in the short-term. As a result, we expect that we will continue to require liquidity support from our Sponsor through December 2012. Our Sponsor, subject to its approval, may make available to us additional funds under the 2011 Amended BHH Loan, potentially up to the borrowing limits thereunder. There is no guarantee that our Sponsor will provide additional liquidity to us.

At December 31, 2011 and 2010, we had payables to related parties of approximately $3.4 million and $2.3 million, respectively. These balances consist primarily of interest accrued on the Amended BHH Loan and management fees payable to our Property Manager.

We are dependent on Behringer Advisors II, our Property Manager, or their affiliates, for certain services that are essential to us, including disposition decisions, property management and leasing services and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services to us, we will be required to obtain such services from other sources.

Policies and Procedures for Transactions with Related Persons

The agreements and arrangements among us, our General Partners and their affiliates have been established by our General Partners, who believe the amounts to be paid thereunder are reasonable and customary under the circumstances. In an effort to establish standards for minimizing and resolving potential conflicts of interest, our General Partners have agreed to the guidelines and limitations set forth in our Partnership Agreement. Among other things, these provisions:

- set forth the specific conditions under which we may own or lease property jointly or in a partnership with an affiliate of the General Partners;
- prohibit loans by us to our General Partners or their affiliates;
- prohibit the commingling of partnership funds (except in the case of making capital contributions to joint ventures and to the limited extent permissible under the NASAA Guidelines); and
- with certain exceptions, prohibit our General Partners from merging or consolidating us with another partnership or a corporation or converting us to a corporation unless the transaction complies with certain terms and conditions, including first obtaining a majority vote of our limited partners.

In addition, our General Partners have a fiduciary obligation to act in the best interests of both our limited partners and the investors in other affiliated programs and will use their best efforts to ensure that we will be treated at least as favorably as any other affiliated program.

Item 14. Principal Accountant Fees and Services.

Because we do not have a board of directors or any board committees, including an audit committee, the General Partners pre-approve all auditing and permissible non-auditing services provided by our independent registered public accounting firm. The independent public accountants may not be retained to perform the non-auditing services specified in Section 10A(g) of the Exchange Act.

Fees Paid to Principal Independent Public Registered Accounting Firm

The following table presents (in thousands) aggregate fees for professional audit services billed to us for the fiscal years ended December 31, 2011 and 2010 by our independent registered public accounting firm, Deloitte & Touche LLP, the member firm of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte Entities"):

	2011	2010
Audit Fees(1)	$345	$380
Audit-Related Fees	—	—
Tax Fees(2)	80	74
Total Fees	$425	$454

(1) Audit fees consisted of fees for professional services performed in connection with the audit of our annual consolidated financial statements and review of consolidated financial statements included in our Forms 10-Q.

(2) Tax fees consist principally of fees for assistance with matters related to tax compliance, tax planning and tax advice.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) *List of Documents Filed.*

1. *Financial Statements*

   The list of the financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-1 herein.

2. *Financial Statement Schedules*

   Schedule II — Valuation and Qualifying Accounts

   Schedule III — Real Estate and Accumulated Depreciation

3. *Exhibits*

   The list of exhibits filed as part of this Annual Report on Form 10-K is submitted in the Exhibit Index following the financial statements in response to Item 601 of Regulation S-K.

(b) *Exhibits.*

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) *Financial Statement Schedules.*

All financial statement schedules, except for Schedule II and III (see (a) 2. above), have been omitted because the required information of such schedules is not present, is not present in amounts sufficient to require a schedule or is included in the financial statements.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

March 29, 2012

By: /s/ Michael J. O'Hanlon
Michael J. O'Hanlon
Chief Executive Officer and President of
Behringer Harvard Advisors II LP

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 29, 2012	/s/ Michael J. O'Hanlon Michael J. O'Hanlon Chief Executive Officer and President of Behringer Harvard Advisors II LP (Principal Executive Officer)
March 29, 2012	/s/ Gary S. Bresky Gary S. Bresky Chief Financial Officer of Behringer Harvard Advisors II LP (Principal Financial Officer)
March 29, 2012	/s/ S. Jason Hall S. Jason Hall Treasurer of Behringer Harvard Advisors II LP (Principal Accounting Officer)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Behringer Harvard Short-Term Opportunity Fund I LP
Addison, Texas

We have audited the accompanying consolidated balance sheets of the Behringer Harvard Short-Term Opportunity Fund I LP and subsidiaries (the "Partnership") as of December 31, 2011 and 2010 and the related consolidated statements of operations and comprehensive loss, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Partnership is facing a significant amount of debt maturities in the near future and debt which has matured but remains unpaid, which is recourse to the Partnership. The uncertainty surrounding the ultimate outcome of settling unpaid debt and its effect on the Partnership, as well as the Partnership's operating losses at its subsidiaries, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, the Partnership has changed its method of presenting comprehensive income in 2011 due to the adoption of FASB Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. The change in presentation has been applied retrospectively to all periods presented.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 29, 2012

Behringer Harvard Short-Term Opportunity Fund I LP

Consolidated Balance Sheets
As of December 31, 2011 and 2010
(in thousands, except unit amounts)

	2011	2010
Assets		
Real estate		
Land	$ 13,459	$ 29,709
Buildings and improvements, net	60,946	98,415
Total real estate	74,405	128,124
Real estate inventory, net	28,849	60,925
Cash and cash equivalents	3,296	2,040
Restricted cash	2,731	3,039
Accounts receivable, net	2,912	3,827
Prepaid expenses and other assets	828	892
Furniture, fixtures, and equipment, net	330	1,203
Deferred financing fees, net	591	683
Lease intangibles, net	2,084	2,575
Total assets	$116,026	$203,308
Liabilities and Equity (deficit)		
Liabilities		
Notes payable	$111,724	$153,430
Notes payable to related party	12,018	11,693
Accounts payable	692	2,801
Payables to related parties	3,424	2,302
Accrued liabilities	8,948	7,234
Total liabilities	136,806	177,460
Commitments and contingencies		
Equity (deficit)		
Partners' capital (deficit)		
Limited partners – 11,000,000 units authorized, 10,803,839 units issued and outstanding at December 31, 2011 and 2010	(52,909)	(4,768)
General partners	38,437	34,729
Partners' capital (deficit)	(14,472)	29,961
Noncontrolling interest (deficit)	(6,308)	(4,113)
Total equity (deficit)	(20,780)	25,848
Total liabilities and equity (deficit)	$116,026	$203,308

See Notes to Consolidated Financial Statements.

Behringer Harvard Short-Term Opportunity Fund I LP

Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands, except per unit amounts)

	2011	2010	2009
Revenues			
Rental revenue	$ 4,487	$ 3,974	$ 3,241
Hotel revenue	14,158	12,732	12,382
Real estate inventory sales	5,560	1,680	310
Total revenues	24,205	18,386	15,933
Expenses			
Property operating expenses	14,603	14,134	14,102
Asset impairment loss	11,625	2,345	—
Inventory valuation adjustment	26,768	1,886	541
Interest expense, net	7,822	3,669	4,953
Real estate taxes, net	1,781	1,739	1,592
Property and asset management fees	1,414	1,202	1,227
General and administrative	896	1,143	1,550
Depreciation and amortization	4,030	4,574	4,212
Cost of real estate inventory sales	5,414	1,718	263
Total expenses	74,353	32,410	28,440
Interest income	183	145	26
Loss on derivative instrument, net	—	(39)	(492)
Gain on troubled debt restructuring	—	125	—
Loss from continuing operations before income taxes	(49,965)	(13,793)	(12,973)
Provision for income taxes	(112)	(166)	(199)
Loss from continuing operations	(50,077)	(13,959)	(13,172)
Loss from discontinued operations	(80)	(4,755)	(2,300)
Net loss	(50,157)	(18,714)	(15,472)
Noncontrolling interest in continuing operations	1,985	2,079	2,413
Noncontrolling interest in discontinued operations	31	21	21
Net loss attributable to noncontrolling interest	2,016	2,100	2,434
Net loss attributable to the Partnership	$(48,141)	$(16,614)	$(13,038)
Amounts attributable to the Partnership			
Continuing operations	$(48,092)	$(11,880)	$(10,759)
Discontinued operations	(49)	(4,734)	(2,279)
Net loss attributable to the Partnership	$(48,141)	$(16,614)	$(13,038)
Basic and diluted weighted average limited partnership units outstanding	10,804	10,804	10,804
Net loss per limited partnership unit – basic and diluted			
Loss from continuing operations attributable to the Partnership	$ (4.45)	$ (1.10)	$ (1.00)
Loss from discontinued operations attributable to the Partnership	—	(0.44)	(0.21)
Basic and diluted net loss per limited partnership unit	$ (4.45)	$ (1.54)	$ (1.21)
Comprehensive loss:			
Net loss	$(50,157)	$(18,714)	$(15,472)
Other comprehensive income:			
Unrealized gain on interest rate derivatives	—	—	735
Comprehensive loss	$(50,157)	$(18,714)	$(14,737)

See Notes to Consolidated Financial Statements.

Behringer Harvard Short-Term Opportunity Fund I LP

Consolidated Statements of Equity (deficit)
For the Years ended December 31, 2011, 2010 and 2009
(in thousands)

	General Partners		Limited Partners			Accumulated Other Comprehensive Income (Loss)	Accumulated Comprehensive Loss Attributable to the Partnership	Noncontrolling Interest	Total
	Contributions	Accumulated Losses	Number of Units	Contributions	Accumulated Losses				
Balance as of January 1, 2009	$ 9,208	$ —	10,804	$76,039	$ (49,638)	$(735)	$ (50,373)	$ 317	$ 35,191
Net loss					(13,038)		(13,038)	(2,434)	(15,472)
Reclassifications due to hedging activities						735	735	—	735
Notes receivable								(334)	(334)
Contributions	15,459							334	15,793
Distributions				(1,517)					(1,517)
Balance as of December 31, 2009	24,667	—	10,804	74,522	(62,676)	—	(62,676)	(2,117)	34,396
Net loss					(16,614)		(16,614)	(2,100)	(18,714)
Notes receivable								(966)	(966)
Contributions	10,062							1,070	11,132
Balance as of December 31, 2010	34,729	—	10,804	74,522	(79,290)	—	(79,290)	(4,113)	25,848
Net loss					(48,141)		(48,141)	(2,016)	(50,157)
Notes receivable								(377)	(377)
Contributions	3,708							377	4,085
Distributions								(179)	(179)
Balance as of December 31, 2011	$38,437	$ —	10,804	$74,522	$(127,431)	$ —	$(127,431)	$(6,308)	$(20,780)

See Notes to Consolidated Financial Statements.

Behringer Harvard Short-Term Opportunity Fund I LP

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands)

	2011	2010	2009
Cash flows from operating activities			
Net loss	$(50,157)	$(18,714)	$(15,472)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	5,626	7,373	7,630
Asset impairment loss	21,765	5,118	—
Inventory valuation adjustment	26,768	1,886	541
Loss on sale of assets	15	—	—
Gain on sale of discontinued operations	(75)	—	—
Gain on troubled debt restructuring	(12,842)	(125)	—
Loss on derivative instrument, net	—	39	492
Changes in operating assets and liabilities:			
Real estate inventory	2,742	(14,236)	(9,931)
Accounts receivable	(131)	78	362
Prepaid expenses and other assets	54	193	194
Lease intangibles	(1,466)	(256)	(94)
Accounts payable	188	(415)	48
Accrued liabilities	3,735	(130)	(1,987)
Payables or receivables with related parties	1,275	1,423	1,062
Cash used in operating activities	(2,503)	(17,766)	(17,155)
Cash flows from investing activities			
Proceeds from sale of assets	24,508	—	—
Capital expenditures for real estate	(1,439)	(651)	(519)
Change in restricted cash	(66)	(519)	111
Cash provided by (used in) investing activities	23,003	(1,170)	(408)
Cash flows from financing activities			
Proceeds from notes payable	11,435	15,858	4,607
Proceeds from note payable to related party	325	575	15,648
Payments on notes payable	(34,070)	(4,308)	(3,131)
Payments on capital lease obligations	(54)	(66)	(60)
Financing costs	(409)	(127)	(344)
Distributions	—	—	(1,777)
Distributions to noncontrolling interest holders	(179)	—	—
Contributions from noncontrolling interest holders	—	104	—
Contributions from general partners	3,708	6,976	—
Cash provided by (used in) financing activities	(19,244)	19,012	14,943
Net change in cash and cash equivalents	1,256	76	(2,620)
Cash and cash equivalents at beginning of year	2,040	1,964	4,584
Cash and cash equivalents at end of year	$ 3,296	$ 2,040	$ 1,964
Supplemental disclosure:			
Interest paid, net of amounts capitalized	$ 7,317	$ 3,922	$ 4,973
Income tax paid	$ 178	$ 149	$ 203
Non-cash investing activities:			
Notes receivable from noncontrolling interest holder	$ 377	$ 966	$ 334
Capital expenditures for real estate in accrued liabilities	$ 983	$ 115	$ 56
Reclassification of real estate inventory to buildings	$ —	$ 4,381	$ 14,485
Property improvements funded by tenant	$ 462	$ —	$ —
Transfer of real estate and lease intangibles through cancellation of debt	$ 7,777	$ —	$ —
Non-cash financing activities:			
Contributions from noncontrolling interest holder	$ 377	$ 966	$ 334
Cancellation of debt through discounted payoff	$ 8,045	$ —	$ —
Financing costs in accrued liabilities	$ —		$ 412
Contribution from general partner	$ —	$ 3,086	$ 15,459
Cancellation of debt through transfer of real estate	$ 10,866	$ —	$ —

See Notes to Consolidated Financial Statements.

Behringer Harvard Short-Term Opportunity Fund I LP

Notes to Consolidated Financial Statements

1. Business and Organization

Business

Behringer Harvard Short-Term Opportunity Fund I LP (which may be referred to as the "Partnership," "we," "us," or "our") is a limited partnership formed in Texas on July 30, 2002. Our general partners are Behringer Harvard Advisors II LP ("Behringer Advisors II") and Robert M. Behringer (collectively, the "General Partners"). We were funded through capital contributions from our General Partners and initial limited partner on September 20, 2002 (date of inception) and offered our limited partnership units pursuant to a public offering which commenced on February 19, 2003 and was terminated on February 19, 2005 (the "Offering"). The Offering was a best efforts continuous offering, and we admitted new investors until the termination of the Offering. Our limited partnership units are not currently listed on a national exchange, and we do not expect any public market for the units to develop. We have used the proceeds from the Offering, after deducting offering expenses, to acquire interests in twelve properties, including seven office building properties (one of which has been converted to a data center), one shopping/service center, a hotel redevelopment with an adjoining condominium development, two development properties and undeveloped land. We do not actively engage in the business of operating the hotel. As of December 31, 2011, four of the twelve properties we acquired remain in our portfolio. Our Agreement of Limited Partnership, as amended (the "Partnership Agreement"), provides that we will continue in existence until the earlier of December 31, 2017 or termination of the Partnership pursuant to the dissolution and termination provisions of the Partnership Agreement.

Our principal demands for funds in the next twelve months and beyond will be for the payment of costs associated with lease-up of available space at our operating properties, Partnership operating expenses and for the payment of recurring debt service, further principal paydowns and reserve requirements on our outstanding indebtedness as required by our lenders. As a result of current economic and market conditions, our ability to continue as a going concern is dependent on the willingness and ability of our General Partners or their affiliates to provide us with sources of liquidity and our ability to resolve our current debt maturities. Although we have had to extend beyond our original target life of three to five years after the end of the Offering, we are designed to be self-liquidating and thus not intended to continue as a long-term going concern. During the year ended December 31, 2011, Behringer Advisors II or its affiliates waived reimbursement of administrative services, asset management fees and reimbursement of operating expenses totaling $4.1 million, of which $3.7 million is classified as a capital contribution from our General Partners on our consolidated statement of equity (deficit). During the year ended December 31, 2010, Behringer Advisors II or its affiliates waived reimbursement of administrative expenses, asset management fees and reimbursement of operating expenses totaling $7.5 million, of which $7.0 million is classified as capital contributions from our General Partners on our consolidated statement of equity (deficit). In addition, Behringer Harvard Holdings LLC ("Behringer Holdings" or our "Sponsor"), forgave $2.8 million of principal borrowings and all accrued interest thereon under a loan agreement, which was also accounted for as a capital contribution by our General Partners.

We signed a long-term full building lease that began October 1, 2011 at 1221 Coit Road which totals approximately 20% of the rentable square feet in our office and data center properties and we continue to negotiate with prospective tenants regarding space at 250/290 John Carpenter. Our current business plan calls for us to fund our liquidity requirements from proceeds from the disposition of properties and borrowings, however, as a result of current economic conditions, our ability to do so is subject to certain factors beyond our control In addition, we may also seek to raise capital by contributing one or more of our existing assets to a joint venture with a third party. Investments in joint ventures, under certain circumstances, involve risks not present when a third party is not involved. Our ability to successfully identify, negotiate, and complete joint venture transactions on acceptable terms or at all is highly uncertain in the current economic environment.

1. Business and Organization – (continued)

We continue to prepare and assess properties for potential sale. In order to provide additional liquidity for the execution of our current business plan, we disposed of a number of our investments in 2011 and have identified additional investments for disposition in 2012. On December 16, 2011, we sold 5050 Quorum for a contract sales price of $6.8 million. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the property, resulting in a gain on troubled debt restructuring of approximately $4.8 million which is included in discontinued operations. On June 30, 2011, we sold Landmark I and Landmark II (collectively, "Landmark I and II"). Proceeds from the sale of Landmark I and II of $16.2 million were used to fully satisfy the existing indebtedness associated with the property of $21 million, resulting in a gain on troubled debt restructuring of $4.9 million which is included in discontinued operations on our consolidated statements of operations for the year ended December 31, 2011. The sale contract for each of 5050 Quorum and Landmark I and II provides that we retain a promoted interest in distributable cash related to the buildings, meaning that we would share in the profits and cash flows of these properties once a certain threshold is met. Additionally, on December 16, 2011 we sold Bretton Woods, which was comprised of constructed luxury homes and developed land lots, to an unaffiliated third party for a sales price of $2.3 million and all of the proceeds were used to fully satisfy the existing indebtedness associated with the property. In addition, we are currently negotiating a new contract for the sale of 250/290 John Carpenter Freeway which contains approximately 539,000 rentable square feet. In some instances, to preserve cash, it may be in the best interests of unit holders to allow lenders to take possession of certain properties when they are no longer economically viable, such as Plaza Skillman, which was placed into receivership in October 2010 and transferred to the associated lender pursuant to a foreclosure in July 2011, and Melissa Land, on which the lender foreclosed in December 2011. As a result of our current liquidity needs and unstable credit market conditions limiting available resources through additional borrowings for a closed-end, finite life fund, we may have to sell a property under terms that are less advantageous than we could achieve with a longer holding period. However, there can be no assurance these future dispositions will occur, or, if they occur, that they will help us to achieve our liquidity objectives.

The effects of the recent economic downturn have caused us to reconsider our strategy for certain of our properties where we believe the principal balance of the debt encumbering the property exceeds the value of the asset under current market conditions. In those cases where we believe the value of a property is not likely to recover in the near future, we believe there are more effective uses for our capital, and as a result we may cease making debt service payments on certain property level debt, resulting in defaults or events of default under the related loan agreements. We are in active negotiations with certain lenders to refinance or restructure debt in a manner that we believe is the best outcome for us and our unitholders and expect that some loans may be resolved through a discounted purchase or payoff of the debt and, in certain situations, other loans may be resolved by negotiating agreements conveying the properties to the lender.

Of our $123.7 million in notes payable at December 31, 2011, $52.6 million has matured and is subsequently in default and an additional $50.9 million is scheduled to mature in the next twelve months. As of December 31, 2011, of our $123.7 million in notes payable, $111.3 million was secured by properties and $101.3 million was recourse to us. We continue to negotiate with the lenders to refinance or restructure the loans. We currently expect to use proceeds from the disposition of properties and additional borrowings to continue making our scheduled debt service payments on certain properties until the maturity dates of the loans are extended, the loans are refinanced or the outstanding balance of the loans is completely paid off. There is no guarantee that we will be able to refinance our borrowings with more or less favorable terms or extend the maturity dates of such loans. In the event that any of the lenders demanded immediate payment of an entire loan balance, we would have to consider all available alternatives, including transferring legal possession of the relevant property to the lender.

1. Business and Organization – (continued)

As is usual for opportunity style real estate programs, we are structured as a finite life vehicle with the intent to full cycle by selling off our assets. Although we have extended beyond our original target life, as previously reported, we have entered into our disposition phase and we are in the process of selling our assets and winding up operations over approximately the next two years, with the goal of returning capital to our investors. As is typical in the commercial real estate industry, the original purchases of the portfolio properties were financed using leverage. Thus, as these dispositions are made, the associated debt on the properties must first be repaid before any remaining proceeds are returned to investors.

The preparation of financial statements of a going concern generally contemplates realization of assets and settlement of liabilities in the normal course of business. The conditions and events described above raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result should we be unable to continue as a going concern. Our current plans are to use proceeds from the disposition of properties and additional borrowings to make payments on our outstanding debt until the maturity dates of the loans are extended, the loans are refinanced or the outstanding balance of the loans is completely paid off, pay for on-going capital needs, fund operations and, if available, make special distributions to our unitholders. For property-related loans that have matured, we are negotiating discounted loan payoffs or the transfer of the relevant property to the lender.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include such items as purchase price allocation for real estate acquisitions, impairment of long-lived assets, inventory valuation adjustments, depreciation and amortization and allowance for doubtful accounts. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include our accounts and the accounts of our subsidiaries. All inter-company transactions, balances and profits have been eliminated in consolidation. Interests in entities acquired are evaluated based on GAAP, which includes the requirement to consolidate entities deemed to be variable interest entities ("VIE") in which we are the primary beneficiary. If the interest in the entity is determined not to be a VIE, then the entities are evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participating rights under the respective ownership agreement. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulation are in thousands of dollars and shares, respectively, unless otherwise noted. We have evaluated subsequent events for recognition or disclosure in our consolidated financial statements.

Real Estate

Real estate assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method, generally over estimated useful lives of 25 years for buildings and 39 years for hotels/ mixed use properties. Major replacements where the betterment extends the useful life of the asset are capitalized and the replaced asset and corresponding accumulated depreciation are removed from the accounts. All other maintenance and repair items are charged to expense as incurred.

Real estate assets also includes costs for tenant improvements paid by us, including reimbursements to tenants for improvements that are owned by us and will remain our property after the lease expires.

2. Summary of Significant Accounting Policies – (continued)

Accumulated depreciation and amortization related to direct investments in real estate assets and related lease intangibles as of December 31, 2011 and 2010 were as follows:

As of December 31, 2011	Buildings and Improvements	Lease Intangibles
Cost	$ 75,883	$2,728
Less: depreciation and amortization	(14,937)	(644)
Net	$ 60,946	$2,084

As of December 31, 2010	Buildings and Improvements	Lease Intangibles
Cost	$119,903	$ 5,071
Less: depreciation and amortization	(21,488)	(2,496)
Net	$ 98,415	$ 2,575

Due to the decline in the U.S. housing market and related condominium sector, we implemented a leasing program beginning in the second quarter of 2009 for the unsold condominium units at Hotel Palomar and Residences. As a result of the leasing program, approximately $4.4 million in costs, which include inventory impairment charges of $2.6 million, were reclassified from real estate inventory to buildings on our consolidated balance sheet during the year ended December 31, 2010. Our strategy for the project continues to be to sell the units.

Real Estate Held for Sale

We classify properties as held for sale when certain criteria are met, in accordance with GAAP. At that time we present the assets and obligations of the property held for sale separately in our consolidated balance sheet and we cease recording depreciation and amortization expense related to that property. Properties held for sale are reported at the lower of their carrying amount or their estimated fair value, less estimated costs to sell. We had no properties classified as held for sale as of December 31, 2011 or 2010.

Impairment of Long-Lived Assets

For all of our real estate, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. Examples of the types of events and circumstances that would cause management to assess our assets for potential impairment include, but are not limited to: a significant decrease in the market price of an asset; a significant adverse change in the manner in which the asset is being used; an accumulation of costs in excess of the acquisition basis plus construction of the property; major vacancies and the resulting loss of revenues; natural disasters; a change in the projected holding period; legitimate purchase offers and changes in the global and local markets or economic conditions. Our assets may at times be concentrated in limited geographic locations and, to the extent that our portfolio is concentrated in limited geographic locations, downturns specifically related to such regions may result in tenants defaulting on their lease obligations at a portion of our properties within a short time period, which may result in asset impairments. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding factors such as market rents, economic conditions, and occupancy rates could significantly affect these estimates.

2. Summary of Significant Accounting Policies – (continued)

Management monitors events and changes in circumstances indicating that the carrying amounts of our real estate assets may not be recoverable. In order to execute our business plan and provide additional liquidity, we identified a number of our investments for possible disposition in 2011 and 2012, thus decreasing our projected hold period for these investments. As a result of shortened hold periods, overall market declines and continuing vacancies, we recorded non-cash impairment charges of approximately $21.8 million and $5.1 million, including discontinued operations, for the years ended December 31, 2011 and 2010, respectively, of consolidated real estate assets. The inputs used to calculate the fair value of these assets included projected cash flow, risk-adjusted rate of return that we estimated would be used by a market participant in valuing this asset and third-party opinion of values. We recorded no impairment charges on our consolidated real estate assets for the year ended December 31, 2009.

Real estate values may continue to have fluctuations due to, among other things, the current economic environment and, as a result, there can be no assurance we will not have impairments in the future. Any such charges could have an adverse effect on our consolidated financial position and operations.

Real Estate Inventory

Real estate inventory is stated at the lower of cost or fair market value and consists of developed land, condominiums and constructed homes. In addition to land acquisition costs, land development costs and construction costs, costs include interest and real estate taxes, which are capitalized during the period beginning with the commencement of development and ending with the completion of construction.

Inventory Valuation Adjustments

For real estate inventory, at each reporting date, management compares the estimated fair value less costs to sell to the carrying value. An adjustment is recorded to the extent that the fair value less costs to sell is less than the carrying value. We determine the estimated fair value based on comparable sales in the normal course of business under existing and anticipated market conditions. This evaluation takes into consideration factors such as current selling prices, estimated future selling prices, costs spent to date, estimated additional future costs, appraisals and management's plans for the property. Estimates used in the determination of the estimated fair value of real estate inventory are based on factors known to management at the time such estimates are made.

The U.S. housing and related condominium market continued to struggle from the downturn in the U.S. and global economies. Deterioration in the credit markets, rising foreclosure activity due to relatively high unemployment and generally unstable conditions in the overall economy have contributed to weakened demand for new homes, slower than expected sales and reduced selling prices. As a result of our evaluations, we recognized inventory valuation adjustments of $26.3 million related to our Cassidy Ridge condominium development for the year ended December 31, 2011. For the years ended December 31, 2011, 2010 and 2009 we recognized inventory valuation adjustments of $0.5 million, $1.9 million and $0.5 million, respectively, related to the constructed luxury homes and developed land lots at Bretton Woods. We sold the remaining homes and land lots at Bretton Woods on December 16, 2011. In the event that market conditions decline in the future or the current difficult market conditions extend beyond our expectations, additional adjustments may be necessary in the future. Any such charges could have an adverse effect on our consolidated financial position.

Cash and Cash Equivalents

We consider investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash includes funds to be held in escrow for insurance, taxes and other reserves for our consolidated properties as required by our lenders.

2. Summary of Significant Accounting Policies – (continued)

Accounts Receivable

Accounts receivable primarily consists of receivables from hotel guests and tenants related to our properties. Our allowance for doubtful accounts associated with accounts receivable was $0.1 million at December 31, 2011 and 2010, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include hotel inventory as well as prepaid insurance. Hotel inventory consists of food, beverages, linens, glassware, china and silverware and is carried at the lower of cost or market value.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost and depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Equipment, furniture and fixtures, and computer software are depreciated over 3 to 5 year lives. Maintenance and repairs are charged to operations as incurred while renewals or improvements to such assets are capitalized. Accumulated depreciation associated with our furniture, fixtures and equipment totaled $6.6 million and $5.6 million at December 31, 2011 and 2010, respectively.

Deferred Financing Fees

Deferred financing fees are recorded at cost and are amortized using a straight-line method that approximates the effective interest method over the life of the related debt. Accumulated amortization associated with deferred financing fees was $0.5 million and $0.9 million at December 31, 2011 and 2010, respectively.

Revenue Recognition

We recognize rental income generated from leases on real estate assets on the straight-line basis over the terms of the respective leases, including the effect of rent holidays, if any. The total net increase to rental revenues due to straight-line rent adjustments for the year ended December 31, 2011 was $0.2 million. The total net decrease to rental revenues due to straight-line rent adjustments for the years ended December 31, 2010 and 2009 was $0.3 million and $0.1 million, respectively, of which $0.2 million is included in discontinued operations for the year ended December 31, 2010. As discussed above, our rental revenue also includes amortization of above and below market leases. Any payments made to tenants that are considered lease incentives or inducements are being amortized to revenue over the life of the respective leases. Revenues relating to lease termination fees are recognized at the time that a tenant's right to occupy the space is terminated and when we have satisfied all obligations under the agreement.

We also recognize revenue from the operations of a hotel. Hotel revenues consisting of guest room, food and beverage, and other revenue are derived from the operations of the boutique hotel portion of Hotel Palomar and Residences and are recognized as the services are rendered.

Revenues from the sales of real estate inventory are recognized when sales are closed and title passes to the new owner, the new owner's initial and continuing investment is adequate to demonstrate a commitment to pay, the new owner's receivable is not subject to future subordination and we do not have a substantial continuing involvement. Amounts received prior to closing on sales of real estate inventory are recorded as deposits in our financial statements.

2. Summary of Significant Accounting Policies – (continued)

Cash Flow Distributions

Net cash distributions, as defined in the Partnership Agreement, are to be distributed to the partners as follows:

a) To the limited partners, on a per unit basis, until each of such limited partners has received distributions of net cash from operations with respect to such fiscal year, or applicable portion thereof, equal to ten percent (10%) per annum of their net capital contribution;

b) Then to the limited partners, on a per unit basis, until each limited partner has received or has been deemed to have received one hundred percent (100%) of their net capital contribution; and

c) Thereafter, eighty-five percent (85%) to the limited partners, on a per unit basis, and fifteen percent (15%) to the General Partners.

Other limitations of allocated or received distributions are defined within the Partnership Agreement.

Income (Loss) Allocations

Net income for each applicable accounting period is allocated to the partners as follows:

a) To the partners to the extent of and in proportion to allocations of net loss as noted below; and

b) Then, so as to cause the capital accounts of all partners to permit liquidating distributions to be made in the same manner and priority as set forth in the Partnership Agreement with respect to net cash distributions.

Net loss for each applicable accounting period is allocated to the partners as follows:

a) To the partners having positive balances in their capital accounts (in proportion to the aggregate positive balances in all capital accounts) in an amount not to exceed such positive balance as of the last day of the fiscal year; and

b) Then, eighty-five percent (85%) to the limited partners and fifteen percent (15%) to the General Partners.

Concentration of Credit Risk

We have cash and cash equivalents in excess of federally insured levels on deposit in financial institutions. We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents. We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities.

Reportable Segments

We have determined that we have one reportable segment, with activities related to the ownership, development and management of real estate assets. Our income producing properties generated 100% of our consolidated revenues for the years ending December 31, 2011, 2010 and 2009. Our chief operating decision maker evaluates operating performance on an individual property level. Therefore, our properties are aggregated into one reportable segment.

Noncontrolling Interest

We hold a direct or indirect majority controlling interest in certain real estate partnerships and thus, consolidate the accounts with and into our accounts. Noncontrolling interests in partnerships represent the third-party partners' proportionate share of the equity in consolidated real estate partnerships. Income and losses are allocated to noncontrolling interest holders based on their weighted average percentage ownership during the year.

2. Summary of Significant Accounting Policies – (continued)

During the years ended December 31, 2011, 2010 and 2009, we issued notes receivable totaling $0.4 million, $1.0 million and $0.3 million, respectively, to our 30% noncontrolling interest partner in Mockingbird Commons LLC ("Mockingbird Commons Partnership"). Proceeds from the notes receivable were recognized as capital contributions and contra-equity to the noncontrolling interest partner on our consolidated statement of equity (deficit) and comprehensive loss for the years ended December 31, 2011, 2010 and 2009, respectively.

Income Taxes

As a limited partnership, we are generally not subject to income tax. However, legal entities that conduct business in Texas are generally subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. Although the law states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base that considers both revenues and expenses. For the year ended December 31, 2011, we recognized a provision for current tax expense of approximately $101,000 and a provision for a deferred tax expense of approximately $11,000 related to the Texas margin tax. For the year ended December 31, 2010, we recognized a provision for current tax expense of approximately $173,000 and a provision for a deferred tax benefit of approximately $7,000 related to the Texas margin tax. For the year ended December 31, 2009, we recognized a provision for current tax expense of approximately $199,000 related to the Texas margin tax. The Partnership does not have any entity level uncertain tax positions.

Certain of our transactions may be subject to accounting methods for income tax purposes that differ from the accounting methods used in preparing these financial statements in accordance with GAAP. Accordingly, our net income or loss and the resulting balances in the partners' capital accounts reported for income tax purposes may differ from the balances reported for those same items in the accompanying financial statements.

Net Income (Loss) Per Limited Partnership Unit

Net income (loss) per limited partnership unit is calculated by dividing the net income (loss) allocated to limited partners for each period by the weighted average number of limited partnership units outstanding during such period. Net income (loss) per limited partnership unit on a basic and diluted basis is the same because the Partnership has no potential dilutive limited partnership units outstanding.

3. New Accounting Pronouncements

In May 2011, the FASB issued updated guidance for fair value measurements. The guidance amends existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards ("IFRS"). This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are currently evaluating this guidance to determine if it will have a material impact on our financial statements or disclosures.

In June 2011, the FASB issued updated guidance related to comprehensive income. The guidance requires registrants to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The early adoption of this guidance impacted the presentation of comprehensive income but did not have a material impact on our results of operations.

4. Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established by FASB that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Nonrecurring Fair Value Measurements

Asset Impairment Losses

Management monitors events and changes in circumstances indicating that the carrying amounts of our real estate assets may not be recoverable. We evaluated 250/290 John Carpenter Freeway during the fourth quarter of 2010 and the first quarter of 2011 as a result of declining market rental rates and continuing vacancies at the property. We recognized an asset impairment loss of $2.3 million for the year ended December 31, 2010. In order to execute our business plan and provide additional liquidity, we identified a number of our investments for possible disposition in 2011, thus decreasing our projected hold period for those investments. We entered into a contract for the sale of 250/290 John Carpenter Freeway in 2011. The contract sales price of the property, which provides for contingent consideration, was less than our carrying value of the asset, thus we recognized an asset impairment loss of approximately $10.2 million for the year ended December 31, 2011. On June 14, 2011 we entered into a contract for the sale of Landmark I and Landmark II and subsequently sold them on June 30, 2011. The contract sales price of $16.2 million, which retains a back-end promoted interest in distributable cash related to the buildings if a certain threshold is met, was less than our carrying value of the asset. As a result, we recognized an asset impairment loss of approximately $8.6 million which is included in discontinued operations in our consolidated statements of operations for the year ended December 31, 2011. We sold 5050 Quorum on December 16, 2011. The contract sales price was less than our carrying value and as a result we recognized an asset impairment loss of approximately $1.6 million which is included in discontinued operations for the year ended December 31, 2011. In addition, as a result of projected selling prices and the subsequent return of the property to the lender, we recognized an asset impairment loss of approximately $1.4 million for the year ended December 31, 2011 related to the undeveloped land held in Melissa, Texas. We also recognized a $2.8 million impairment charge for the year ended December 31, 2010 related to our Plaza Skillman property after certain tenants provided notice that they would not be renewing or extending their leases. The property was placed into receivership in October 2010 and we transferred ownership, pursuant to a foreclosure, to the associated lender on July 5, 2011. The impairment loss is included in discontinued operations in our consolidated statement of operations for the year ended December 31, 2011.

4. Fair Value Measurements – (continued)

The inputs used to calculate the fair value of these assets included projected cash flow, risk-adjusted rates of return that we estimated would be used by a market participant in valuing this asset and third-party opinions of values.

Inventory Valuation Adjustment

The housing and related condominium market continued to experience difficult conditions, and as a result we evaluated our real estate inventory for potential impairment. As a result of our evaluations, for the year ended December 31, 2011 we recognized inventory valuation adjustments of $26.3 million related to our Cassidy Ridge condominium development and $0.5 million related to the constructed luxury home and developed land lots at Bretton Woods. We also recognized inventory valuation adjustments of $1.9 million related to Bretton Woods during for the year ended December 31, 2010. The inputs used to calculate the fair value of these assets included current local market conditions, current selling prices, estimated future selling prices, costs spent to date, estimated additional future costs and appraisals.

The following fair value hierarchy table presents information about our assets measured at fair value on a nonrecurring basis during December 31, 2011 and 2010:

December 31, 2011	Level 1	Level 2	Level 3	Total Fair Value	Loss[1]
Real estate	$ —	$18,374	$ 1,496	$19,870	$(11,625)
Real estate inventory, net	—	2,289	23,331	25,620	(26,768)
Total	$ —	$20,663	$24,827	$45,490	$(38,393)

December 31, 2010	Level 1	Level 2	Level 3	Total Fair Value	Loss[1]
Real estate	$ —	$ —	$27,575	$27,575	$(2,345)
Real estate inventory, net	—	—	6,990	6,990	(1,886)
Total	$ —	$ —	$34,565	$34,565	$(4,231)

(1) Excludes approximately $10.1 million and $2.8 million of impairment loss included in loss from discontinued operations for the years ended December 31, 2011 and 2010, respectively.

Fair Value Disclosures

Fair value of financial instruments

As of December 31, 2011 and 2010, management estimated the carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and distributions payable were at amounts that reasonably approximated their fair value based on their short-term maturities.

The notes payable and capital lease obligations totaling approximately $123.7 million and $165.2 million as of December 31, 2011 and 2010, respectively, have a fair value of approximately $122.7 million and $164.7 million, respectively, based upon interest rates for mortgages and capital leases with similar terms and remaining maturities that we believe the Partnership could obtain.

The fair value estimates presented herein are based on information available to our management as of December 31, 2011 and 2010. We determined the above disclosure of estimated fair values using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Although our management is not aware of any factors that would significantly affect the estimated fair value amount, such amount has not been comprehensively revalued for

4. Fair Value Measurements – (continued)

purposes of these consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

5. Capitalized Costs

Bretton Woods was originally planned for development into high-end residential lots for future sale to luxury home builders. Our plans for this land changed slightly in that we decided to construct five speculative homes on this property while selling the remaining open lots to luxury home builders. After developing the land, construction of the luxury homes with an exclusive home builder began during the first quarter of 2008 and was completed during the quarter ended June 30, 2009. We capitalized certain costs associated with Bretton Woods' development and construction. As a result of the completed construction of speculative homes during the quarter ended June 30, 2009, additional costs have not been capitalized. During the year ended December 31, 2009 we capitalized approximately $54,000 in interest costs.

Cassidy Ridge is a 1.56 acre site in Telluride, Colorado on which we constructed 23 luxury condominium units. Certain costs associated with Cassidy Ridge development have been capitalized. Construction of the condominiums was essentially complete at March 31, 2011 and as a result, we no longer capitalized indirect costs associated with the project. For the years ended December 31, 2011 and 2010 we capitalized a total of $1.6 million and $15 million, respectively, in costs associated with the development of Cassidy Ridge to real estate inventory. The amount of costs capitalized for the year ended December 31, 2011 does not include $1.7 million in vendor credits received. During the years ended December 31, 2011, 2010 and 2009, we capitalized $0.7 million, $2.2 million and $1.3 million, respectively, in interest costs for Cassidy Ridge.

6. Leasing Activity

Future minimum base rental payments due to us over the next five years under non-cancelable leases in effect as of December 31, 2011 are as follows:

2012	$ 3,199
2013	3,961
2014	4,079
2015	4,155
2016	4,157
Thereafter	13,987
Total	$33,538

The above base payments are exclusive of any contingent rent amounts. Rental revenue in 2011, 2010 and 2009 did not include any amounts from contingent revenue.

As of December 31, 2011, two tenants accounted for 10% or more of our aggregate annual rental revenues from our consolidated properties. Avelo Mortgage, a subsidiary of Goldman Sachs, accounted for approximately $2 million or 43% of our aggregate rental revenue for the year ended December 31, 2011 under a lease that expires August 2018. Internap Network Services Corp (a leader in the data center service industry), accounted for approximately $0.5 million or 11% of our rental revenues for the year ended December 31, 2011 under a lease that expires June 2022.

7. Notes Payable

The following table sets forth the carrying values of our notes payable on our consolidated properties as of December 31, 2011 and 2010:

Description	Balance December 31, 2011	Balance December 31, 2010	Stated Interest Rate[9]	Maturity Date
5050 Quorum Loan – Sterling Bank	$ —	$ 10,000	7.0%	1/23/2011[4]
1221 Coit Road – Meridian Bank Texas	—	4,000	7.0%	12/4/2011
1221 Coit Road Loan – Hampshire Lending	9,108	—	10.0%	11/1/2013
Plaza Skillman Loan – IPTV	—	9,366	7.34%	4/11/2011[5]
Plaza Skillman Loan – unamortized premium	—	160		4/11/2011[5]
Palomar Residences – Credit Union Liquidity Services	22,804	24,850	Prime + 1.0%[1]	10/1/2011[6]
Hotel Palomar – Bank of America	41,218	41,218	30-day LIBOR + 3.5%[2]	12/21/2012
Mockingbird Commons Partnership Loans	1,294	1,294	6.0% to 12.0%	10/9/2009
Bretton Woods Loans – Preston State Bank	—	4,844	6.0%	11/24/2012
Landmark I Loan – State Farm Bank	—	9,975	4.0%	7/1/2011[7]
Landmark II Loan – State Farm Bank	—	11,025	4.0%	7/1/2011[7]
Melissa Land Loan – Preston State Bank	—	1,590	5.5%	7/29/2012[8]
Cassidy Ridge Loan – Credit Union Liquidity Services	27,650	25,458	6.5%[3]	10/1/2011[6]
Revolver Agreement – Bank of America	9,650	9,650	30-day LIBOR + 3.5%[2]	12/21/2012
Notes payable	111,724	153,430		
BHH Loan – related party	11,118	11,118	5.0%	3/29/2014
BHH Cassidy Ridge Loan – related party	900	575	5.0%	10/1/2011
Notes payable related party	12,018	11,693		
	$123,742	$165,123		

(1) Prime rate at December 31, 2011 was 3.25%

(2) 30-day LIBOR was 0.3% at December 31, 2011

(3) Rate is the higher of prime plus 1.5% or 6.5%

(4) Property sold on December 16, 2011

(5) Property placed into foreclosure on July 5, 2011

(6) We are currently in negotiations with the lender

(7) Properties sold on June 30, 2011

(8) Property placed into foreclosure on December 6, 2011

(9) For each of our loans in default, we may incur default interest rates.

7. Notes Payable – (continued)

The debt markets have recently experienced pervasive and fundamental disruptions. The prolonged market downturn has reduced cash flow, caused us to incur additional losses, and caused us not to be in compliance with lender covenants. Of our $123.7 million in notes payable at December 31, 2011, $52.6 million has matured, and is subsequently in default and an additional $50.9 million is scheduled to mature in the next twelve months. As of December 31, 2011, of our $123.7 million in notes payable, $111.3 million was secured by properties and $101.3 million was recourse to us. We continue to negotiate with the lenders to refinance or restructure the loans. We currently expect to use proceeds from the disposition of properties and additional borrowings to continue making our scheduled debt service payments on certain properties until the maturity dates of the loans are extended, the loans are refinanced or the outstanding balance of the loan is completely paid off. There is no guarantee that we will be able to refinance our borrowings with more or less favorable terms or extend the maturity dates of such loans. In the event that any of the lenders demanded immediate payment of an entire loan balance, we would have to consider all available alternatives, including transferring legal possession of the relevant property to the lender.

The effects of the recent economic downturn have caused us to reconsider our strategy for certain of our properties where we believe the principal balance of the debt encumbering the property exceeds the value of the asset under current market conditions. In those cases where we believe the value of a property is not likely to recover in the near future, we believe there are more effective uses of our capital, and as a result we may cease making debt service payments on certain property level debt, resulting in defaults or events of default under the related loan agreements. We are in active negotiations with certain lenders to refinance or restructure debt in a manner that we believe is the best outcome for us and our unitholders and expect that some loans may be resolved through a discounted purchase or payoff of the debt and, in certain situations, other loans may be resolved by negotiating agreements conveying the properties to the lender.

The Mockingbird Commons Partnership entered into a promissory note payable to Credit Union Liquidity Services, LLC, f/k/a Texans Commercial Capital, LLC ("CULS"), an unaffiliated third party, whereby the borrower was permitted to borrow up to $34 million ("Palomar Residences Loan Agreement") to construct luxury high-rise condominiums ("Palomar Residences"). The outstanding principal balance under the Palomar Residences Loan Agreement was $22.8 million at December 31, 2011 and $24.9 million at December 31, 2010. As previously reported, the borrower failed to make a mandatory $3 million principal payment on or before January 15, 2011, as required under the loan agreement. We received notice from the lender demanding payment of the $3 million mandatory principal payment by May 20, 2011. The payment was not made by that date and thus constituted an event of default under the loan agreement. The parent of CULS was placed into conservatorship by the credit union regulator, the National Credit Union Association, in April 2011 during negotiations to extend or modify the Palomar Residences Loan Agreement. The borrower did not pay the outstanding principal balance, together with all accrued, but unpaid interest due on the maturity date of October 1, 2011, as we continued to negotiate with the lender. In December 2011, the parties had negotiated a recapitalization of the Palomar Residences Loan Agreement; however, the transaction ultimately was not approved by the credit union regulator and could not be completed. Subsequently, on January 5, 2012, the borrower received notice from the lender demanding immediate payment of the entire outstanding loan balance of $22.8 million and all accrued but unpaid interest. We have been informed that the lender and regulators are considering marketing the note under the Palomar Residences Loan Agreement for sale. We continue to be in default of the loan agreement and all past due amounts may bear interest up to maximum amounts under applicable law.

We converted the unsold condominium units in the Palomar Residences to a rental program in the first quarter of 2009. These units were 100% leased until May 2011 when we restarted our sales program. We sold six units in the project in 2011, our first sales since 2007. All of the proceeds from the sales of condominiums in 2011 were used to pay down the outstanding balance under the Palomar Residences Loan Agreement.

7. Notes Payable – (continued)

Behringer Harvard Mountain Village, LLC, our wholly-owned subsidiary, entered into a promissory note payable to CULS, whereby the borrower was permitted to borrow a total principal amount of $27.7 million ("Cassidy Ridge Loan Agreement") to construct 23 condominium units in Telluride, Colorado ("Cassidy Ridge"). We assigned a second lien position on Cassidy Ridge to the lender in the amount of $12.6 million as additional security to the Palomar Residences Loan Agreement. The default under the Palomar Residences Loan Agreement created a cross-default under the Cassidy Ridge Loan Agreement. The outstanding principal balance, together with all accrued, but unpaid interest was due and payable on the maturity date of October 1, 2011, which amount was not paid as we continued to negotiate with the lender. In December 2011, the parties had negotiated a recapitalization of the Cassidy Ridge Loan Agreement; however, the transaction ultimately was not approved by the credit union regulator and could not be completed. Subsequently, on January 5, 2012, the borrower received notice from the lender demanding immediate payment of the entire outstanding principal balance of $27.7 million and all accrued but unpaid interest. We continue to be in default under the loan agreement and all past due amounts may bear interest up to maximum amounts under applicable law.

Our direct and indirect subsidiary, 1221 Coit LP, entered into a new loan agreement on November 1, 2011 with Hampshire Lending LLC, whereby we may borrow up to $12 million ("1221 Coit Road Loan"). The interest rate under the loan is 10% and requires monthly payments of interest only with all principal and accrued but unpaid interest due on November 1, 2013, the maturity date. Proceeds from the loan are being used to pay-off the previous loan with Meridian Bank Texas and fund tenant improvements for the property. The loan, which is secured by the property, is nonrecourse to us but we have guaranteed payment of certain recourse liabilities with respect to certain nonrecourse carveouts in favor of the lender.

On November 13, 2009, we entered into the Fourth Amended and Restated Unsecured Promissory Note payable to Behringer Holdings, pursuant to which we may borrow a maximum of $40 million ("BHH Loan"). On March 29, 2011, we entered into the Fifth Amended and Restated Promissory Note to amend the terms of the BHH Loan to a maximum borrowing amount of $25 million. The outstanding principal balance under the BHH Loan at December 31, 2011 and 2010 was $11.1 million. Borrowings under the BHH Loan are being used principally to finance general working capital and capital expenditures. While we would normally explore obtaining additional liquidity of this sort in the debt market, the debt market tightened, and we accessed support from our Sponsor instead. The BHH Loan is unsecured, has an interest rate of 5.0% per annum and requires no monthly payments of interest or principal. The maturity date of all borrowings and accrued but unpaid interest is March 29, 2014.

While there have been signs of improvement in the overall economy, we do not expect conditions to improve significantly in the near future. As a result, we expect that we will continue to require this liquidity support from our Sponsor during 2012. Our Sponsor, subject to its approval, may make available to us additional funds under the BHH Loan through 2012, potentially up to the borrowing limits thereunder. There is no guarantee that our Sponsor will provide additional liquidity to us.

In addition, on October 1, 2010, Behringer Harvard Mountain Village, LLC entered into a promissory note agreement with Behringer Holdings to borrow up to $0.9 million ("BHH Cassidy Ridge Loan"). Proceeds from the loan were used to complete construction of the condominiums at Cassidy Ridge. The loan bears interest at 5% and matured on October 1, 2011. We continue to be in default under the loan agreement and all past due amounts may bear interest up to 12% per annum. The loan is subordinate to the Cassidy Ridge Loan Agreement. We have not received notice of demand for payment from Behringer Holdings and they currently have no intention to do so. The outstanding principal balance under the loan was $0.9 million and $0.6 million at December 31, 2011 and 2010, respectively.

On December 6, 2011 we agreed to transfer ownership of Melissa Land, pursuant to a foreclosure, to the associated lender under the Melissa Land Loan as full satisfaction of the existing indebtedness. The outstanding balance under the loan agreement at the time of the foreclosure was $1.5 million.

7. Notes Payable – (continued)

As noted above, we or our subsidiaries were in default under the Palomar Residences Loan Agreement, Cassidy Ridge Loan Agreement and BHH Cassidy Ridge Loan at December 31, 2011. We remain in default under these loan agreements and are currently in negotiations with these lenders. There are no assurances that we will be successful in our negotiations to waive the events of default or modify the loan agreements with the lenders. As the lender under the Palomar Residences Loan Agreement and Cassidy Ridge Loan Agreement has demanded immediate payment of the entire loan balance, we would have to consider all available alternatives, as the loans are on a recourse basis to us, including transferring legal possession of the relevant property to the lender.

Generally, our notes payable mature approximately three to five years from origination. The Bank of America loan for Hotel Palomar and the Revolver Agreement contain cross-default and cross-collateralization provisions. The CULS loans for the Palomar Residences and Cassidy Ridge also contain cross-default and cross-collateralization provisions. The majority of our notes payable require payments of interest only, with all unpaid principal and interest due at maturity. Further, our loan agreements stipulate that we comply with certain reporting and financial covenants. These covenants include, among other things, notifying the lender of any change in management and maintaining certain loan to value ratios. Each loan, with the exception of the Mockingbird Commons Partnership Loans and the BHH Loan, is secured by the associated real property. In addition, the Mockingbird Commons Partnership Loans, the BHH Loan, the BHH Cassidy Ridge Loan and the 1211 Coit Road Loan, are nonrecourse to us.

Troubled Debt Restructuring

On June 30, 2011, we sold our Landmark I and II properties for a contract sales price of $16.2 million. The contract sales price retains a back-end promoted interest in distributable cash related to the buildings after the respective buyer has achieved a specified return. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the properties, resulting in a gain on troubled debt restructuring of approximately $4.9 million which is included in discontinued operations. Additionally, on July 5, 2011, pursuant to a foreclosure, we transferred ownership of the Plaza Skillman property to the associated lender and as a result, we recognized a gain on troubled debt restructuring of approximately $3.1 million which is included in discontinued operations.

On December 16, 2011, we sold 5050 Quorum for a contract sales price of $6.8 million. The sale contract provides for that we retain a back-end promoted interest in distributable cash related to the building after the respective buyer has achieved a specified return. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the property, resulting in a gain on troubled debt restructuring of approximately $4.8 million which is included in discontinued operations.

The following table summarizes our contractual obligations for principal payments on notes payable (excluding unamortized premiums) as of December 31, 2011:

Year	Amount
2012	$103,516
2013	9,108
2014	11,118
Thereafter	—
Total notes payable	$123,742

8. Derivative Instruments and Hedging Activities

We may be exposed to the risk associated with variability of interest rates that might impact our cash flows and results of operations. The hedging strategy of entering into interest rate swaps, therefore, is to eliminate or reduce, to the extent possible, the volatility of cash flows.

Interest calculated on borrowings under our loan agreement related to the Hotel Palomar Bank of America Loan is based on the 30-day LIBOR plus an applicable margin. We entered into an interest rate swap agreement associated with the Hotel Palomar and Residences loan to hedge the volatility of the designated benchmark interest rate, the 30-day LIBOR. The swap agreement was designated as a hedging instrument. Accordingly, changes in the fair value of the interest rate swap agreement were recorded in accumulated other comprehensive income on the consolidated balance sheet. We entered into an amendment to the swap agreement in October 2008, thus terminating the original interest rate swap. The amended interest rate swap, which expired in September 2010, was entered into as an economic hedge against the variability of future interest rates on the variable interest rate borrowings associated with the Bank of America loan financing the Hotel Palomar and Residences. As a result, changes in the fair value of the amended interest rate swap and related interest expense were recognized in "Loss on derivative instruments, net" on our consolidated statement of operations. For the year ended December 31, 2010, we recorded a gain of $0.9 million to adjust the carrying amount of the interest rate swap to its fair value and $0.9 million for related interest expense. For the year ended December 31, 2009, we recorded a gain of $0.8 million to adjust the carrying amount of the interest rate swap to its fair value and $1.3 million for related interest expense.

Over time, the unrealized gains and losses held in accumulated other comprehensive income (loss) related to the cash flow hedge were reclassified to earnings. The realized loss on interest rate derivatives for the year ended December 31, 2009 reflect a reclassification of unrealized losses from accumulated other comprehensive loss of $0.7 million. This amortization of the unrealized loss held in other comprehensive income to earnings took place over the remaining life of the original interest rate swap agreement, which had a maturity date of September 2009. We had no derivative financial instruments on our Consolidated Balance Sheet at December 31, 2011 and 2010.

The table below presents the effect of our derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009.

Derivatives not designated as hedging instruments	Location of Gain on Derivatives Recognized in Income	Amount of Gain on Derivatives Recognized in Income Year ended December 31, 2010	 2009
Interest rate swap	Loss on derivative instruments, net	$879	$ 818
Interest rate swap	Interest expense	—	(735)
Total		$879	$ 83

9. Commitments and Contingencies

We entered into a long-term full building lease at our 1221 Coit property on February 24, 2011. We had a remaining commitment for tenant improvements of approximately $1 million at December 31, 2011 as a result of the lease.

10. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	2011	2010	2009
Auditing expense	$375	$ 400	$ 601
Legal fees	93	306	105
Tax preparation fees	153	146	227
Directors' and officers' insurance	132	127	112
Transfer agent fees	97	106	146
Printing	29	32	73
Investor relations	17	10	1
Other	—	16	42
Advisor administrative services	—	—	243
	$896	$1,143	$1,550

11. Related Party Arrangements

The General Partners and certain of their affiliates are entitled to receive fees and compensation in connection with the management and sale of our assets, and have received fees in the past in connection with the Offering and acquisitions. Our General Partners have agreed that all of these fees and compensation will be allocated to Behringer Advisors II since the day-to-day responsibilities of serving as our general partner are performed by Behringer Advisors II through the executive officers of its general partner.

Behringer Advisors II or its affiliates have received acquisition and advisory fees of up to 3% of the contract purchase price of each asset for the acquisition, development or construction of real property. Behringer Advisors II or its affiliates have also received up to 0.5% of the contract purchase price of the assets acquired by us for reimbursement of expenses related to making investments. During the years ended December 31, 2011, 2010 and 2009, Behringer Advisors II earned no acquisition and advisory fees nor were they reimbursed for acquisition related expenses.

For the management and leasing of our properties, we pay HPT Management Services, LLC, Behringer Harvard Short-Term Management Services, LLC or Behringer Harvard Real Estate Services, LLC, or their affiliates (individually or collectively referred to as "Property Manager"), affiliates of our General Partners, property management and leasing fees equal to the lesser of: (a) the amounts charged by unaffiliated persons rendering comparable services in the same geographic area or (b)(1) for commercial properties that are not leased on a long-term net lease basis, 4.5% of gross revenues, plus separate leasing fees of up to 1.5% of gross revenues based upon the customary leasing fees applicable to the geographic location of the properties, and (2) in the case of commercial properties that are leased on a long-term net lease basis (ten or more years), 1% of gross revenues plus a one-time initial leasing fee of 3% of gross revenues payable over the first five years of the lease term. We reimburse the costs and expenses incurred by our Property Manager on our behalf, including the wages and salaries and other employee-related expenses of all on-site employees who are engaged in the operation, management, maintenance and leasing or access control of our properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties. During the years ended December 31, 2011 and 2010 we incurred property management fees payable to our Property Manager of $0.2 million and $0.4 million, respectively, of which approximately $0.1 million and $0.3 million, respectively, is included in discontinued operations. During the year ended December 31, 2009 we incurred property management fees payable to our Property Manager of $0.4 million of which approximately $0.3 million is included in loss from discontinued operations.

11. Related Party Arrangements – (continued)

We pay Behringer Advisors II or its affiliates an annual asset management fee of 0.5% of the contract purchase price of our assets. Any portion of the asset management fee may be deferred and paid in a subsequent year. During the year ended December 31, 2011, we incurred asset management fees of $1 million, of which approximately $0.1 million was capitalized to real estate inventory, approximately $0.1 million was included in loss from discontinued operations and approximately $50,000 was waived. During the year ended December 31, 2010, we incurred asset management fees of $1.1 million, of which approximately $0.2 million was capitalized to real estate inventory, $0.3 million was included in loss from discontinued operations and approximately $65,000 was waived. During the year ended December 31, 2009, we incurred asset management fees of $1.1 million, of which $0.1 million was capitalized to real estate, $0.3 million was included in loss from discontinued operations and $31,000 was waived.

In connection with the sale of our properties, we will pay to the General Partners or their affiliates a real estate commission in an amount not exceeding the lesser of: (a) 50% of the reasonable, customary and competitive real estate brokerage commissions customarily paid for the sale of a comparable property in light of the size, type and location of the property, or (b) 3% of the gross sales price of each property, subordinated to distributions to limited partners from the sale proceeds of an amount which, together with prior distributions to the limited partners, will equal (1) 100% of their capital contributions plus (2) a 10% annual cumulative (noncompounded) return of their net capital contributions. Subordinated real estate commissions that are not payable at the date of sale, because limited partners have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied. In addition, after the limited partners have received a return of their net capital contributions and a 10% annual cumulative (noncompounded) return on their net capital contributions, then the General Partners are entitled to receive 15% of the remaining residual proceeds available for distribution (a subordinated participation in net sale proceeds and distributions); provided, however, that in no event will the General Partners receive in the aggregate more than 15% of sale proceeds remaining after the limited partners have received a return of their net capital contributions. Since the conditions above have not been met at this time, we incurred no such real estate commissions for the years ended December 31, 2011, 2010 and 2009.

We may pay Behringer Advisors II or its affiliates a debt financing fee for certain debt made available to us. Behringer Advisors II charged us no such debt financing fees for the years ended December 31, 2011, 2010 and 2009.

We may reimburse Behringer Advisors II for costs and expenses paid or incurred to provide services to us including direct expenses and the costs of salaries and benefits of certain persons employed by those entities and performing services for us, as permitted by our Partnership Agreement. For the year ended December 31, 2011 we incurred $0.3 million for administrative services, all of which was waived. In addition, Behringer Advisors II or its affiliates waived $3.7 million for reimbursement of operating expenses for the year ended December 31, 2011, which is classified as a capital contribution on our consolidated statement of equity (deficit). For the year ended December 31, 2010, we incurred such costs for administrative services totaling $0.4 million, all of which were waived. In addition, Behringer Advisors II or its affiliates waived $7.0 million for reimbursement of operating expenses for the year ended December 31, 2010, which is also classified as capital contributions from our general partners on our consolidated statement of equity (deficit). For the year ended December 31, 2009, we incurred such costs for administrative services totaling $0.5 million of which approximately $0.2 million was waived. In addition, Behringer Advisors II waived $0.1 million for reimbursement of expenses for the year ended December 31, 2009.

On November 13, 2009, we entered into the Amended BHH Loan. On December 31, 2010 and 2009 Behringer Holdings forgave $2.8 million and $15 million, respectively, of principal borrowings and all accrued interest thereon, which have been accounted for as capital contributions by our General Partners. The outstanding principal balance under the Amended BHH Loan as of December 31, 2011 and 2010 was $11.1 million. We entered into the 2011 Amended BHH Loan on March 29, 2011. Borrowings under the 2011

11. Related Party Arrangements – (continued)

Amended BHH Loan are being used principally to finance general working capital and capital expenditures. While we would normally explore obtaining additional liquidity of this sort in the debt market, the debt market has tightened and we accessed support from our Sponsor instead. The 2011 Amended BHH Loan is unsecured and bears interest at a rate of 5.0% per annum, with the accrued and unpaid amount of interest payable until the principal amount of each advance under the note is paid in full. The maturity date of all borrowings under the 2011 Amended BHH Loan is March 29, 2014.

In addition, on October 1, 2010, Behringer Harvard Mountain Village, LLC entered into the BHH Cassidy Ridge Loan. Proceeds from the loan were used to complete construction of the condominiums at Cassidy Ridge. The loan bears interest at 5% and matured on October 1, 2011. The loan is subordinate to the Cassidy Ridge Loan Agreement. We have not received notice of demand for payment from Behringer Holdings and they currently have no intention to do so. The outstanding principal balance under the loan was $0.9 million and $0.6 million at December 31, 2011 and 2010, respectively.

While it is unclear when the overall economy will recover, we do not expect conditions to improve significantly in the near future. Management expects that the current volatility in the capital markets will continue, at least in the short-term. As a result, we expect that we will continue to require liquidity support from our Sponsor through December 2012. Our Sponsor, subject to its approval, may make available to us additional funds under the 2011 Amended BHH Loan, potentially up to the borrowing limits thereunder. There is no guarantee that our Sponsor will provide additional liquidity to us.

At December 31, 2011 and 2010, we had payables to related parties of approximately $3.4 million and $2.3 million, respectively. These balances consist primarily of interest accrued on the Amended BHH Loan and management fees payable to our Property Manager.

We are dependent on Behringer Advisors II, our Property Manager, or their affiliates, for certain services that are essential to us, including disposition decisions, property management and leasing services and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services to us, we will be required to obtain such services from other sources.

12. Discontinued Operations

On December 16, 2011, we sold 5050 Quorum for a contract sales price of $6.8 million. Proceeds from the sale were used to fully satisfy the existing indebtedness associated with the property, resulting in a gain on troubled debt restructuring of approximately $4.8 million. On June 30, 2011, we sold Landmark I and Landmark II. The contract sales price for Landmark I and II of $16.2 million was used to fully satisfy the existing indebtedness associated with the property, after closing costs, resulting in a gain on troubled debt restructuring of approximately $4.9 million. In addition, on July 5, 2011, pursuant to a foreclosure, we transferred ownership of the Plaza Skillman property to the associated lender which resulted in a gain on troubled debt restructuring of approximately $3.1 million. We also sold five previously leased condominiums at the Palomar Residences.

12. Discontinued Operations – (continued)

In accordance with GAAP, the results of operations for 5050 Quorum, Landmark I and II and Plaza Skillman are classified as discontinued operations in the accompanying consolidated statements of operations. Certain amounts in the accompanying financial statements have been recast to conform to the current presentation. The following table summarizes the results of discontinued operations for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Total revenues	$ 3,508	$ 6,381	$ 5,776
Expenses			
Property operating expenses	2,022	2,443	2,451
Asset impairment loss	10,140	2,774	—
Interest expense	2,385	2,127	1,816
Real estate taxes	414	847	1,010
Property and asset management fees	280	536	564
Depreciation and amortization	1,250	2,410	2,235
Total expenses	16,491	11,137	8,076
Interest income	2	1	—
Gain on sale of assets	59	—	—
Gain on troubled debt restructuring	12,842	—	—
Net loss	$ (80)	$(4,755)	$(2,300)

13. Income Tax Basis Net Income (Unaudited)

Our income tax basis net income for the years ended December 31, 2011, 2010 and 2009 is recalculated as follows:

	2011	2010	2009
Net loss attributable to the Partnership for financial statement purposes	$(48,141)	$(16,614)	$(13,038)
Adjustments:			
Organization and start-up costs	—	—	(3)
Bad debt expense	(43)	(49)	(24)
Straight line rent	194	438	106
Prepaid rent	(243)	(71)	(137)
Other	(78)	50	(250)
Forgiveness of debt by affiliate	—	10,062	15,458
Depreciation	52	231	(86)
Amortization	(1,240)	127	231
Inventory valuation adjustment	26,768	(197)	541
Asset impairment loss	21,765	2,345	—
Cost of real estate inventory sales adjustment	(2,539)	(874)	—
Gain on dispositions	(19,610)	—	—
Income/loss from investments in partnerships	(495)	(225)	(993)
Taxable income (loss) (unaudited)	$(23,610)	$ (4,777)	$ 1,805

13. Income Tax Basis Net Income (Unaudited) – (continued)

Taxable income differs from net income for financial reporting purposes principally because of differences in the timing of recognition of depreciation, impairment losses and gains (losses) from sales of property. As a result of these differences, the book value of our fixed assets exceeds the tax basis by $55.5 million at December 31, 2011 and $30.6 million at December 31, 2010.

14. Quarterly Financial Data (Unaudited)

The following table presents selected unaudited quarterly financial data for each quarter during the years ended December 31, 2011 and 2010 (in thousands, except per unit amounts).

	2011 Quarters Ended			
	March 31	June 30	September 30	December 31
Total revenues	$ 5,205	$ 4,745	$ 6,324	$ 7,931
Loss from continuing operations	(4,148)	(10,398)	(25,533)	(9,998)
Income (loss) from discontinued operations	(1,110)	(4,407)	965	4,472
Net loss attributable to noncontrolling interest	284	494	546	692
Net loss attributable to the Partnership	$ (4,974)	$(14,311)	$(24,022)	$ (4,834)
Weighted average number of limited partnership units outstanding	10,804	10,804	10,804	10,804
Basic and diluted net loss per limited partnership unit	$ (0.46)	$ (1.32)	$ (2.23)	$ (0.44)

	2010 Quarters Ended			
	March 31	June 30	September 30	December 31
Total revenues	$ 4,084	$ 5,059	$ 4,874	$ 4,369
Loss from continuing operations	(4,025)	(2,287)	(2,369)	(5,278)
Income (loss) from discontinued operations	(591)	(3,424)	80	(820)
Net loss attributable to noncontrolling interest	534	465	507	594
Net loss attributable to the Partnership	$ (4,082)	$ (5,246)	$ (1,782)	$ (5,504)
Weighted average number of limited partnership units outstanding	10,804	10,804	10,804	10,804
Basic and diluted net loss per limited partnership unit	$ (0.38)	$ (0.49)	$ (0.17)	$ (0.50)

Behringer Harvard Short-Term Opportunity Fund I LP

Valuations and Qualifying Accounts
Schedule II
(in thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2011. . . .	$ 58	$ 96	$ —	$ 70	$ 84
Year ended December 31, 2010. . . .	142	5	—	89	58
Year ended December 31, 2009. . . .	254	279	—	391	142

Behringer Harvard Short-Term Opportunity Fund I LP

Real Estate and Accumulated Depreciation
Schedule III
December 31, 2011
(in thousands)

Property Name	Market	Encumbrances	Initial cost Land	Initial cost Buildings	Adjustments to basis(1)	Transfers	Gross amount carried at close of period	Accumulated depreciation	Year of construction	Date acquired	Depreciable life
1221 Coit Road	Dallas, TX	9,108	3,500	2,955	2,704	—	9,159	955	1986	10/4/2004	(2)
Hotel Palomar and Residences	Dallas, TX	64,022	7,356	31,920	47,743	(30,019)(3)	57,000	6,304	2006	11/8/2004	(4)
250/290 John Carpenter Freeway	Dallas, TX	9,650	4,797	16,991	1,395	—	23,183	7,678	1976	4/4/2005	(2)
Cassidy Ridge	Telluride, CO	27,650	—	—	28,113	(28,113)(3)	—	—	2011	5/15/2006	
Totals		$110,430	$15,653	$51,866	$79,955	$(58,132)	$89,342	$14,937			

(1) Includes adjustments to basis, such as impairment losses.

(2) Buildings are 25 years

(3) Transferred to real estate inventory

(4) Hotel is 39 years

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
Real estate:			
Balance at beginning of year	$149,611	$149,743	$135,009
Additions	2,638	697	399
Disposals and write-offs	(32,762)	(5,210)	(149)
Cost of real estate sold	(30,145)	—	—
Reclass from real estate inventory	—	4,381	14,484
Balance at end of the year	$ 89,342	$149,611	$149,743
Accumulated depreciation:			
Balance at beginning of year	$ 21,487	$ 16,783	$ 12,466
Depreciation expense	3,916	4,988	4,466
Disposals and write-offs	(10,466)	(284)	(149)
Balance at end of the year	$ 14,937	$ 21,487	$ 16,783

******

Index to Exhibits

Exhibit Number	Description
3.1	Second Amended and Restated Agreement of Limited Partnership of the Registrant dated September 5, 2008 (previously filed and incorporated by reference to Form 8-K filed September 5, 2008)
3.2	Certificate of Limited Partnership of Registrant (previously filed and incorporated by reference to Registrant's Registration Statement on Form S-11, Commission File No. 333-100125, filed on September 27, 2002)
4.1	Subscription Agreement and Subscription Agreement Signature Page (previously filed in and incorporated by reference to Exhibit C to Supplement No. 1 to the prospectus of the Registrant contained within Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, Commission File No. 333-100125, filed June 3, 2003)
10.1	Purchase Agreement by and between Behringer Harvard Landmark LP and Forest City Commercial Development, Inc. (previously filed and incorporated by reference to Form 10-Q filed August 15, 2011)
10.2	Reinstatement of Sixth Amendment to Purchase Agreement by and between Behringer Harvard 250/290 Carpenter Freeway LP and Forest City Commercial Development, Inc. (previously filed and incorporated by reference to Form 10-Q filed November 14, 2011)
21.1*	List of Subsidiaries
31.1*	Rule 13a-14(a) or Rule 15d-14(a) Certification
31.2*	Rule 13a-14(a) or Rule 15d-14(a) Certification
32.1*	Section 1350 Certifications**
101*	The following financial statements from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 31, 2012, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Loss, (iii) Consolidated Statements of Equity (deficit), (iv) Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.***

* filed or furnished herewith

** In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

*** As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Act of 1934.

Exhibit 21.1

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

List of Subsidiaries

Entity	*Jurisdiction*
Behringer Harvard Quorum I GP, LLC	Texas
Behringer Harvard Quorum I LP	Texas
Behringer Harvard Plaza Skillman GP, LLC	Texas
Behringer Harvard Plaza Skillman LP	Texas
Behringer Harvard 4245 Central GP, LLC	Texas
Behringer Harvard 4245 Central LP	Texas
Behringer Harvard 1221 Coit GP, LLC	Texas
Behringer Harvard 1221 Coit LP	Texas
Behringer Harvard Mockingbird Commons GP, LLC	Texas
Behringer Harvard Mockingbird Commons LLC	Delaware
Behringer Harvard Mockingbird Commons Investors, GP, LLC	Texas
Behringer Harvard Mockingbird Commons Investors LP	Texas
Behringer Harvard Northwest Highway GP, LLC	Texas
Behringer Harvard Northwest Highway LP	Texas
Behringer Harvard 250/290 Carpenter GP, LLC	Texas
Behringer Harvard 250/290 Carpenter LP	Texas
Behringer Harvard Landmark GP, LLC	Texas
Behringer Harvard Landmark LP	Texas
Graybird Developers, LLC	Texas
BHDGI, LTD	Texas
Behringer Harvard Mountain Village, LLC	Colorado

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Michael J. O'Hanlon, certify that:

1. I have reviewed this annual report on Form 10-K of Behringer Harvard Short-Term Opportunity Fund I LP;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 29th day of March, 2012.

/s/ Michael J. O'Hanlon

Michael J. O'Hanlon
Chief Executive Officer and President of
Behringer Harvard Advisors II LP,
General Partner of the Registrant

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Gary S. Bresky, certify that:

1. I have reviewed this annual report on Form 10-K of Behringer Harvard Short-Term Opportunity Fund I LP;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 29th day of March, 2012.

/s/ Gary S. Bresky

Gary S. Bresky
Chief Financial Officer of
Behringer Harvard Advisors II LP,
General Partner of the Registrant

Exhibit 32.1

SECTION 1350 CERTIFICATIONS

This Certificate is being delivered pursuant to the requirements of Section 1350 of Chapter 63 (Mail Fraud) of Title 18 (Crimes and Criminal Procedures) of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed for purposes of Section 18 of the Securities Act of 1934, as amended.

The undersigned, who are the Chief Executive Officer and Chief Financial Officer of Behringer Harvard Advisors II LP, the co-general partner of Behringer Harvard Short-Term Opportunity Fund I LP (the "Partnership"), each hereby certify, to their knowledge:

The Annual Report on Form 10-K of the Partnership (the "Report"), which accompanies this Certificate, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated this 29th day of March, 2012.

/s/ Michael J. O'Hanlon

Michael J. O'Hanlon,
Chief Executive Officer and President of
Behringer Harvard Advisors II LP,
General Partner of the Registrant

/s/ Gary S. Bresky

Gary S. Bresky,
Chief Financial Officer of
Behringer Harvard Advisors II LP,
General Partner of the Registrant

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General Partners and Key Personnel

General Partner Management Team

Behringer Harvard is managed by a seasoned, cohesive team of real estate and investment professionals with expertise in deal structure, finance, acquisition, management, and disposition.



Co-General Partners

Behringer Harvard Advisors II LP

Robert M. Behringer

Key Personnel

Robert M. Behringer
*Chairman**

Robert S. Aisner
*Vice-Chairman**

Michael J. O'Hanlon
*Chief Executive Officer and President**

Gary S. Bresky
*Chief Financial Officer**

M. Jason Mattox
*Executive Vice President**

S. Jason Hall
*Treasurer**

**Behringer Harvard Advisors II LP*

E-Communications

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Safe Harbor

This report contains forward-looking statements. Please refer to the enclosed Annual Report on Form 10-K for additional information and qualifications regarding forward-looking statements.

BEHRINGERHARVARD

15601 Dallas Parkway, Suite 600
Addison, TX 75001
866.655.3600
behringerharvard.com

Investor Information

For additional information about
Behringer Harvard and its real estate programs,
please contact us at 866.655.3650

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Dallas, Texas 75201

Registrar & Transfer Agent

DST Systems, Inc.
333 W. 7th Street
Kansas City, Missouri 64105

Date Published 04/12 • IN